MARVEL®

MARVEL ENTERTAINMENT, INC.

2008 Annual Report
&
Proxy Statement for the 2009 Annual Meeting of Stockholders

MARVEL

Dave Althoff
Associate Counsel
Marvel Entertainment, Inc.
417 Fifth Avenue ♦ New York, NY 10016
Phone: (646) 742-6848
Fax: (212) 576-8569
dalthoff@marvel.com

VIA OVERNIGHT MAIL

March 31, 2009

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Public Reference

Re: Copies of Marvel Entertainment, Inc. 2008 Annual Report

To Whom It May Concern:

Enclosed please find seven (7) copies of the Marvel Entertainment, Inc. 2008 Annual Report.

Please contact me at (646) 742-6848 or dalthoff@marvel.com if you have any questions.

Very truly yours,

Dave Althoff

Dave Althoff



{00066805 DA}

To our stockholders:

In 2008, Marvel achieved record financial performance, led by the successful launch of our self-produced feature film slate and complemented by strong performances in licensing and publishing. Our 2008 net sales rose 39% to $676 million, driving a 47% increase in net income to $206 million, or $2.61 per diluted share.

Our first self-produced film, *Iron Man,* generated $582 million in worldwide box office receipts, putting it in the top 50 of all-time global box office performances. It was the second best performing film and DVD in 2008. *The Incredible Hulk* also performed impressively at the box office with $263 million in worldwide box office receipts, and was a top performing home video release late in the year. The films also drove strong license revenues from consumer products. The Iron Man character, which until 2008 was known mostly by comic book fans, was propelled into the global spotlight and is now one of the leading Super Hero brands in the world.

To build upon this great success, we are now working at our new production facility at Raleigh Studios, just outside Los Angeles, on *Iron Man 2* (scheduled for release in 2010) and on development for *Thor* and *The First Avenger: Captain America* (scheduled for release in 2011), with *The Avengers* to follow for release in 2012. In May 2009, our licensed-film partner Fox will release *X-Men Origins: Wolverine*, a follow-up to the hugely successful trilogy of X-Men movies first released in 2000; and our licensed-film partner Sony is scheduled to release the highly anticipated *Spider-Man 4* in May 2011.

We evolved our business and capital allocation strategies in 2008 in recognition of the changing nature of – and opportunities within – our feature film business. During the year, we repurchased all $60 million of the mezzanine notes issued to finance our film slate facility. By repurchasing the notes, the highest-cost debt within the facility, we have significantly reduced our future interest expense. We also amended our worldwide feature film distribution agreement, providing us with enhanced economics and providing Paramount, our distributor, with rights to previously pre-sold international territories. To secure those improvements, we have agreed to fund one-third of each film's production budget up front. Collectively, the changes position us to derive greater financial benefit from the success of our films.

We have also developed a broad slate of television animation which will air throughout 2009, including *Super Hero Squad,* a recasting of core Marvel Universe characters to appeal to younger children, to debut in the fall on Cartoon Network; *Black Panther*, scheduled for release on BET later this year; and *Wolverine and the X-Men*, currently airing on Nicktoons in the United States and internationally. Our licensed and self-produced animated series will create expanded consumer exposure to build our brands and support licensing opportunities on a global basis.

Early in 2009, we extended our toy license agreement with Hasbro through 2017, while also securing a $100 million cash guarantee, half of which was paid to us on signing. The agreement also provides the potential for additional royalty "overages" as well as additional guarantee advances based upon the release of various films during the term of the agreement.

To guide our long-term growth on a global basis, we recently formed an international advisory board to be comprised of business leaders who possess deep knowledge of consumer preferences in key international markets, such as China and India. We believe this forward-thinking strategy will lead to further penetration of the Marvel brands around the world and also demonstrates our focus to make decisions that can drive long-term consumer demand for Marvel-branded products.

Our first-ever Broadway production, *Spider-Man, Turn Off the Dark*, is scheduled to open in February 2010 in the Hilton Theater in New York City. This big-budget, licensed production funded by third parties and directed by Tony award-winner Julie Taymor, with music and lyrics by U2's Bono and The Edge, has the potential to create substantial consumer visibility while positioning us to participate meaningfully in its financial success.

Our comic book business continued to lead the U.S. market in 2008, with 41% of the dollar share and 46% of the unit share in the "direct market," which consists of over 2,500 independent comic book stores across the country. Our publishing group is keenly focused on developing an array of editorial events to drive reader demand and traffic to comic stores, and has again proven its ability to create wide-reaching cultural events. A January 2009 issue of *Amazing Spider-Man*, with a cover and story featuring Spider-Man at the inauguration of President Barack Obama, garnered media coverage from CNN, ABC News, the *New York Times*, and *USA Today*, among others, and proved to be an immediate best-selling comic book, currently in its fifth printing.

Within our publishing segment we are also investing in digital and online initiatives to build awareness of our character brands, complement our printed publishing program and create new revenue opportunities. *Marvel Digital Comics Unlimited* launched in late 2007 and is a key offering in this initiative. This online service of our backlist comic books includes a vast archive of over 70 years of comic book publishing and new, exclusive content. Throughout 2009, we will introduce additional casual games on Marvel.com and Marvelkids.com, both already destinations for videos, news and interactive activities.

During 2008, we repurchased $10.5 million of our common stock. From the inception of the share repurchase programs in 2004 through 2008, we have repurchased approximately 45 million shares for a total cost of $872 million. Our Board of Directors continues to view opportunistic share repurchases as a valuable use of excess cash, although we have other, new demands and opportunities for our cash such as funding one-third of the production budgets for our self-produced feature films, funding new animated television series and escrowing funds, at our option, in order to lower our ultimate costs of film production.

Our focus has always been to build value for stockholders by increasing the consumer awareness of our iconic character brands through media exposure and new Marvel-branded consumer products, while maintaining a disciplined approach to capital investments. We believe this approach is in our stockholders' best interests, particularly at this time of global economic uncertainty. Despite the challenges of the macro-economic environment, our business model continues to create new value for stockholders and to solidify our reputation as an entertainment, publishing, intellectual property and licensing powerhouse. We thank you for your continued interest in Marvel and we look forward to reporting to you on our continued progress.

Sincerely,

Morton E. Handel Chairman of the Board	Isaac Perlmutter Vice Chairman of the Board and Chief Executive Officer

March 24, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

|X| **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

|_| **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number 1-13638

MARVEL ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-3711775**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
417 Fifth Avenue, New York, NY	**10016**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212)-576-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $.01 per share	**New York Stock Exchange**
Preferred Share Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes |X| No |_|

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes |_| No |X|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |X|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |X|	Accelerated filer |_|	Non-Accelerated filer |_| (Do not check if a smaller reporting company)	Smaller reporting company |_|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes |_| No |X|

The approximate aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2008, the last business day of the Registrant's most recently completed second fiscal quarter, was $1.588 billion based on a price of $32.14 per share, the closing sales price for the Registrant's common stock as reported in the New York Stock Exchange Composite Transaction Tape on that date.

As of February 24, 2009, there were 78,800,177 outstanding shares of the Registrant's common stock, including 674,680 shares of restricted stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference from the Registrant's definitive proxy statement, which the Registrant intends to file with the Commission not later than 120 days after the end of the fiscal year covered by this Report.

TABLE OF CONTENTS

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ITEM 1. BUSINESS

Unless the context otherwise requires, the term "we," "us," "our," "Marvel" or "the Company" each refer to Marvel Entertainment, Inc., a Delaware corporation, and its subsidiaries. Some of the characters and properties referred to in this report are subject to copyright and/or trademark protection.

General

Marvel Entertainment, Inc. and its subsidiaries constitute one of the world's most prominent character-based entertainment companies, with a proprietary library of over 5,000 characters. Our library of characters is one of the oldest and most recognizable collections of characters in the entertainment industry, and includes Spider-Man, Iron Man, The Incredible Hulk, Captain America, Thor, The Avengers, Ghost Rider, The Fantastic Four, X-Men (including Wolverine), Blade, Daredevil, The Punisher, Namor the Sub-Mariner, Nick Fury, Silver Surfer and Ant-Man.

We operate in three integrated and complementary operating segments: Licensing, Publishing and Film Production.

The expansion of our studio operations to include feature films that we produce ourselves began in late 2005 with our entering into a $525 million film facility (the "Film Facility") to fund the production of our films. This expansion resulted in the creation of a new segment, the Film Production segment, during 2006. Previously, Marvel Studios' operations related solely to the licensing of our characters to third-party motion picture and television producers. Those licensing activities were, and still are, included in the Licensing segment. The operations of developing and producing our own theatrical releases are reported in our Film Production segment.

We are party to a joint venture with Sony Pictures Entertainment Inc., called Spider-Man Merchandising L.P. (the "Joint Venture"), for pursuing licensing opportunities, relating to characters based upon movies or television shows featuring Spider-Man and produced by Sony. The Joint Venture is consolidated in our financial statements as a result of our having control of all significant decisions relating to the ordinary course of business of the Joint Venture and our receiving the majority of the financial interest of the Joint Venture. The operations of the Joint Venture are included in our Licensing segment.

Our Licensing, Publishing and Film Production segments are described below. For further information about our segments, see Note 11 to our consolidated financial statements.

Licensing

Our Licensing segment, which includes the operations of the Joint Venture, licenses our characters for use in a wide variety of products and media, the most significant of which are described below. In addition, as part of our efforts to build demand for our licensed consumer products, the Licensing segment has begun producing animated television programming featuring Marvel characters. The animated programming is expected to begin airing in 2009. By controlling the content and distribution of the animation, we hope to increase our consumer products licensing activities more than is possible through animation whose content and distribution is under the control of our animation licensees.

Consumer Products

We license our characters for use in a wide variety of consumer products, including toys, apparel, interactive games, electronics, homewares, stationery, gifts and novelties, footwear, food and beverages and collectibles.

Studio Licensing

Feature Films. We have licensed some of our characters to major motion picture studios for use in motion pictures. For example, we currently have a license with Sony to produce motion pictures featuring the Spider-Man family of characters. We also have outstanding licenses with studios for a number of our other characters, including The Fantastic Four, X-Men (including Wolverine), Daredevil/Elektra, Ghost Rider, Namor the Sub-Mariner and The Punisher. Under these licenses, we retain control over merchandising rights and retain more than 50% of merchandising-based royalty revenue. We intend to self-produce, rather than license, all future films based on our characters that have not been licensed to third parties.

Television Programs. We license our characters for use in television programs. Several television shows based on our characters are in various stages of development, including animated programming based on Iron Man, X-Men (including Wolverine), the Incredible Hulk and Black Panther. Since January 2009, the new animated series "*Wolverine and the X-Men*" has been airing on Nicktoons Network.

Made-for-DVD Animated Feature Films. We have licensed some of our characters to an entity controlled by Lions Gate Entertainment Corp. to produce up to ten feature-length animated films for distribution directly to the home video market. To date, six titles have been produced and distributed under this arrangement.

Destination-Based Entertainment

We license our characters for use at theme parks, shopping malls and special events. For example, we have licensed some of our characters for use at Marvel Super Hero Island, part of the Islands of Adventure theme park at Universal Orlando in Orlando, Florida, and for use in a Spider-Man attraction at the Universal Studios theme park in Osaka, Japan. We have also licensed our characters for the development of theme parks in Dubai and in South Korea.

Promotions

We license our characters for use in short-term promotions of other companies' products and services.

Publications

Our Licensing segment licenses our characters to publishers located outside the United States for use in foreign-language comic books and trade paperbacks and to publishers worldwide for novelizations and a range of coloring and activity books.

Publishing

The Publishing segment creates and publishes comic books and trade paperbacks principally in North America. Marvel has been publishing comic books since 1939 and has developed a roster of more than 5,000 Marvel Characters. Our titles include Spider-Man, X-Men, Fantastic Four, Iron Man, the Incredible Hulk, Captain America, the Avengers, and Thor. In addition to revenues from the sale of comic books and trade paperbacks, the Publishing segment derives revenues from sales of advertising and subscriptions and from other publishing activities, such as custom comics and digital media activities.

Our digital media activities have had a small but growing impact on our Publishing segment revenues, mostly through online advertising and comic subscription sales. Our website, www.marvel.com, has also proven to be an effective means to market various Marvel products and events. In 2007, we launched a digital comic subscription service and we currently have over 5,000 previously published Marvel comic books available for viewing online in a proprietary viewer. We have added more content to our website, including videos, casual games, news and character biographies. In early 2008, we launched a separate website, www.marvelkids.com, featuring Marvel characters and content for children aged 6-11. During 2008, we expanded our distribution of digital media content through arrangements with third-party websites such as YouTube and iTunes. We expect continued growth and diversification in Marvel Online revenues as we continue to increase our online presence. We are planning on further development in the digital space in 2009 with a broader offering in casual games, video and digital comics as well as further expansion of our distribution arrangements through third-party websites.

The Publishing segment's approach to our characters is to present a contemporary drama suggestive of real people with real problems. This enables the characters to evolve, remain fresh, and, therefore, attract new and retain old readers in each succeeding generation. Our characters exist in the "Marvel Universe," a fictitious universe that provides a unifying historical and contextual background for the characters and storylines. The "Marvel Universe" concept permits us to use the popularity of our better-known characters to more fully develop existing but lesser-known characters. In this manner, formerly lesser-known characters such as Ghost Rider, Black Panther and Wolverine have been developed and are now popular characters in their own right and are featured in their own comic books. The "Marvel Universe" concept also allows us to use our more popular characters to make "guest appearances" in the comic books of lesser-known characters to attempt to increase the circulation of a particular issue or series.

Customers, Marketing and Distribution

Our comic book and trade paperback publications are distributed through three channels: (i) to comic book specialty stores on a non-returnable basis (the "direct market"), (ii) to traditional retail outlets, including bookstores and newsstands, on a returnable basis (the "mass market") and (iii) on a subscription sales basis.

In 2008, the Publishing segment continued to be the domestic comic industry leader, with 41% of the dollar share and 46% of the unit share of the direct market channel. Approximately 69% of the Publishing segment's net sales in 2008 were derived from sales to the direct market. We distribute our publications to the direct market through Diamond Comic Distributors, Inc., an unaffiliated entity. We print periodicals to order for the direct market, thus minimizing the cost of printing and marketing excess inventory.

For the year ended December 31, 2008, approximately 17% of the Publishing segment's net sales were derived from sales to the mass market.

In addition to revenues from the sale of comic books and trade paperbacks to the direct market and the mass market, the Publishing segment derives revenues from sales of advertising and subscriptions and from other publishing activities, such as custom comics and digital media. For the year ended December 31, 2008, approximately, 14% of the Publishing segment's net sales were derived from these sources. In most of our comic publications, three cover pages and ten interior pages are allocated for advertising. We permit advertisers to advertise in a broad range of our comic book publications or to advertise in specific groups of titles whose readership's age is suited to the advertiser.

Film Production

Until we began producing our own films, our growth strategy was to increase exposure of our characters by licensing them to third parties for development as movies and television shows. The increased exposure creates revenue opportunities for us through increased sales of toys and other licensed merchandise. Our self-produced movies, the first two of which were released in 2008, represent an expansion of that strategy that also increases our level of control in developing and launching character brands. Our self-produced movies also offer us an opportunity to participate in the films' financial performance to a greater extent than we could as a licensor.

As a film development company, MVL Productions LLC, a wholly-owned consolidated subsidiary of ours, engages in a broad range of pre-production services. Those services include developing film concepts and screenplays, preparing budgets and production schedules, obtaining production insurance and completion bonds and forming special-purpose, bankruptcy-remote subsidiaries to produce each film as a work-made-for-hire for MVL Film Finance LLC. MVL Productions LLC has also entered into a studio distribution agreement with Paramount Pictures Corporation and, solely with respect to *The Incredible Hulk* theatrical release, with Universal Pictures, a division of Universal City Studios, LLP.

MVL Productions LLC's studio distribution agreement with Paramount requires Paramount to distribute five of our future films and to provide advertising and marketing efforts for each film. Included in Paramount's distribution rights are exclusive theatrical and non-theatrical (e.g., exhibition on airplanes, schools and military installations), home video, pay television and international television distribution rights. Excluded are all distribution rights with respect to free television distribution in the United States and Canada. As compensation for its services under the studio distribution agreement, after remitting to us 5% of the film's gross receipts (that is, the producer fee payable to Marvel), Paramount is permitted to recoup its distribution costs and expenses (including print and advertising costs and payments of residuals and participation costs owed to talent) for each film from the gross receipts of each film and to receive its distribution fee before we receive our share of gross receipts.

Paramount distributes *Iron Man* and Universal Studios distributes *The Incredible Hulk* on terms similar to those described above, except that the Reserved Territories, as defined below, are excluded.

Our Film Production segment includes our self-produced feature films. Those films are financed primarily with our $525 million film facility, which is described below. The first two films produced by the Film Production segment were *Iron Man,* which was released on May 2, 2008, and *The Incredible Hulk*, which was released on June 13, 2008. We are currently developing four films for release in 2010 and 2011: *Iron Man 2*, *Thor*, *The First Avenger: Captain America* and *The Avengers*. The scheduled release dates of those films are, respectively, May 7, 2010, July 16, 2010, May 6, 2011 and July 15, 2011.

The film facility enables us to independently finance the development and production costs of up to ten feature films, including films that may feature the following Marvel characters, whose theatrical film rights are pledged as collateral to secure the film facility:

- Ant-Man
- Black Panther
- Captain America
- Cloak & Dagger
- Doctor Strange
- Hawkeye
- Iron Man
- Nick Fury
- Power Pack
- Shang-Chi
- The Avengers
- The Incredible Hulk

Also included as collateral for the film facility are the theatrical film rights to many of the supporting characters that would be most closely associated with the featured characters and character families. For example, the theatrical film rights to The Incredible Hulk's girlfriend, Betty Ross, and his nemesis, Abomination, are both pledged as collateral to the film facility.

We are currently developing a movie based on the character Thor and expect to obtain the consent of the film facility lenders to finance and produce that film through the film facility, in which case we will pledge the theatrical film rights to Thor and various related characters as additional collateral to secure the film facility.

While theatrical films featuring the characters listed above may be financed and produced by us only through the film facility, we retain all other rights associated with those characters. In addition, we may continue to license our other characters for movie productions by third parties, obtain financing to produce movies based on those other characters ourselves or with others or, with the consent of the film facility lenders, finance and produce films based on those other characters through the film facility.

We fund, from working capital and other sources, the incremental overhead expenses and costs of developing each film to the stage at which the conditions for an initial borrowing for the film are met under the film facility. If the film's initial funding conditions are met under the film facility, we are able to borrow up to 67% of our budgeted production costs including an amount equal to our incremental overhead expenses related to that film, but not exceeding 2% of the film's budget. If the initial funding conditions are not met, we will be unable to borrow these amounts under the film facility. Beginning with our third film, upon meeting the film's initial funding conditions, we will be responsible to immediately fund 33% of that film's budget using our own funds.

In connection with the film facility, we have formed the following wholly-owned subsidiaries: Assembled Productions LLC, MVL Rights LLC, MVL Productions LLC, Incredible Productions LLC, Iron Works Productions LLC, Iron Works Productions II LLC, MVL Iron Works Productions Canada, Inc., Vita-Ray Productions LLC, MVL Incredible Productions Canada, Inc. and MVL Film Finance LLC (collectively, the "Film Slate Subsidiaries"). The assets of MVL Film Finance LLC have been pledged as collateral to secure our film facility debt. The assets of the other Film Slate Subsidiaries, other than MVL Productions LLC, are not available to satisfy debts or other obligations of any of our other subsidiaries or any other persons.

Terms of the Film Facility

Financing Available; Rate of Interest; Borrowings Outstanding

MVL Film Finance LLC maintains a $525 million credit facility for producing theatrical motion pictures based on our characters. MVL Film Finance LLC's ability to borrow under the film facility expires on September 1, 2012. The film facility expires on September 1, 2016, subject to extension by up to ten months under certain circumstances. The expiration date and final date for borrowings under the film facility occur sooner if the films produced under the facility fail to meet certain defined performance measures. The film facility consists of $465 million in revolving senior bank debt and $60 million in mezzanine debt, which is subordinated to the senior bank debt and, as discussed below, was repurchased by us. Both Standard & Poor's, a division of the McGraw-Hill Companies, Inc., and Moody's Investor Rating Service, Inc. have given the senior bank debt investment grade ratings. In addition, Ambac Assurance Corporation has insured repayment of the senior bank debt. In exchange for the repayment insurance, we pay Ambac a fee calculated as a percentage of senior bank debt, but in no event less than $3.4 million per year. The interest rates for outstanding senior bank debt, and the fees payable on unused senior bank debt capacity, both described below, include the percentage fee owed to Ambac (assuming the minimum has been reached). During the second and third quarters of 2008, our wholly-owned subsidiary, MVL International C.V., repurchased all $60 million of the mezzanine debt for $58.1 million. The mezzanine debt remains outstanding and MVL International C.V. receives the interest payments made by MVL Film Finance LLC with respect to this debt. The interest expense and interest income related to the mezzanine debt are therefore eliminated in our consolidated results and our consolidated financial position does not include the mezzanine debt.

All future interest payable under the film facility must now be paid from the films' net collections, rather than from any of our other sources of cash. Effective December 31, 2008, the film facility requires us to maintain a liquidity reserve of $25 million, included in restricted cash, to cover future interest payments in the event that the films' net collections are not sufficient to make these payments. If we do not release a film in 2010, 2011 and 2012 or our sixth film under the facility by August 26, 2012, the liquidity reserve requirement will be increased to $45 million.

The film facility also requires us to maintain an interest reserve equal to the subsequent quarter's estimated interest. As of December 31, 2008, this reserve was $6.4 million, and is included in restricted cash.

The interest rate for outstanding senior bank debt is LIBOR (1.43% at December 31, 2008) or the commercial paper rate, as applicable, plus 2.935%. The LIBOR rate on our outstanding senior bank debt resets to the quoted LIBOR rate two business days preceding the commencement of each calendar quarter. The commercial paper rate resets periodically depending on how often our lenders issue commercial paper to fund their portion of our outstanding debt. The weighted average interest rate of our senior bank debt was 5.78% at December 31, 2008. The interest rate for the mezzanine debt is LIBOR plus 7.0%. As noted above, we have repurchased the mezzanine debt and, accordingly, interest expense, from the dates of repurchase, related to the mezzanine debt is no longer reflected in our consolidated operating results.

The film facility requires us to pay a fee on any senior bank debt capacity that we are not using. This fee is currently 0.90%, and is applied on $465 million reduced by the amount of any outstanding senior bank debt.

In June 2008, Ambac's rating was downgraded by S&P from AAA to AA. The downgrade caused an increase of 1.30% in our interest rate for outstanding senior bank debt and an increase of 0.30% in the fee payable on our unused senior bank debt capacity. These increases are reflected in the rates noted above. Any further downgrades of Ambac's rating, such as the one by Moody's on November 5, 2008 (to Baa1), do not affect our rate of interest or fees under the film facility.

If the senior bank debt's rating (without giving effect to Ambac's insurance) by either S&P or Moody's were to fall below investment grade, the interest rate for the outstanding senior bank debt would increase by up to an additional 0.815%. In addition, if the ratio of our indebtedness, excluding the film facility, to our total capital, defined as our consolidated equity plus indebtedness excluding film facility indebtedness, were to exceed 0.4 to 1.0, then the interest rate for outstanding senior bank debt could increase by up to an additional 0.50%. In light of recent adverse developments in the credit markets, we have assessed the economic impact on our film production activities from the actual and potential increases in interest rates described above. We do not believe the actual or potential impact from these rate increases to be material.

Proceeds derived from our films must be used to pay amounts due under the film facility. Although the principal under our film facility is not due until September 1, 2016 at the earliest, interest and facility fees are due on a quarterly basis. The excess funds remaining after payment of all amounts due under the film facility are deposited into a "borrower-blocked" account. Amounts in the borrower-blocked account are applied to fund required reserves (discussed above) and pay amounts that become due under the film facility (such as interest and Ambac fees). If the reserves are fully funded and all amounts due have been paid, additional amounts may, at Marvel's discretion, be retained in the borrower-blocked account, used to fund future production costs or used to repay film facility debt. Upon our completion of three films, amounts in the borrower blocked account may also, at our discretion, be distributed to us on an unrestricted basis, provided that these funds exceed certain thresholds.

During the year ended December 31, 2008, in addition to the repurchase of the mezzanine debt, we funded the required reserves described above and repaid $62.8 million of film facility debt, using a combination of net collections from our films and our own funds.

The film facility requires the maintenance of a minimum tangible net worth, a prospective cash coverage test, an historical cash coverage test and an asset coverage ratio, each measured quarterly, and compliance with various administrative covenants. We have maintained compliance with all required provisions of the film facility since its inception.

We entered into an interest rate cap agreement in connection with the film facility whereby LIBOR is capped at 6.0% for debt outstanding under the film facility up to certain stipulated notional amounts, which vary over the term of the film facility. The notional amount of debt associated with the interest rate cap agreement at December 31, 2008 was $300 million. The interest rate cap is recorded at its fair value of $0.1 million at December 31, 2008 and is included in other assets in the accompanying consolidated balance sheets. Fair value of the interest rate cap at December 31, 2007 was $1.1 million. Gains and losses from changes in the fair value of the interest rate cap are recorded within Other Income in the accompanying consolidated statements of net income. The interest rate cap expires on October 15, 2014.

As of December 31, 2008, MVL Film Finance LLC had $213.0 million in outstanding senior bank debt under the film facility. Of these borrowings, $204.8 million are classified as current in the accompanying consolidated balance sheets, which represents the amount we estimate to be repaid over the twelve-month period beginning on January 1, 2009. Borrowings have been used to fund direct production costs of our *Iron Man* and *The Incredible Hulk* feature films, to fund the interest payments and liquidity reserve of the film facility, to fund the finance transaction costs related to the closing of the facility and to purchase the interest rate cap. We repaid $127.6 million of our film facility debt in early 2009, using a combination of net collections from *Iron Man* and our own funds. We expect to borrow approximately $150 million under our film facility during 2009.

Limitations on Recourse under Film Facility

The borrowings under the film facility are non-recourse to us and our affiliates, other than MVL Film Finance LLC. In other words, only MVL Film Finance LLC, and not our other affiliated companies, will be responsible for paying back amounts borrowed under the film facility. MVL Film Finance LLC has pledged all of its assets, principally consisting of the theatrical film rights to the characters included in the film facility and the rights to completed films or films in production, as collateral for the borrowings. While the borrowings are non-recourse to us, we have agreed to instruct our subsidiaries involved in the film facility to maintain operational covenants. If those covenants are not maintained, we may be liable for any actual damages caused by the failure, although our liability would be subject to limitations, including the exclusion of consequential damages.

Use of Funds

Funds under the film facility may be used for the production of up to ten films featuring characters included in the film facility. Funds may be used to produce more than one film based on a single character or character family, so even if ten films are produced using the funds from the film facility, not all characters and character families included in the facility will necessarily be the subject of a film financed under the facility.

Initial Funding Conditions

For any film included in the film facility, an initial funding may be made only if certain conditions are met. The conditions include obtaining a satisfactory completion bond and production insurance for the film, and compliance with representations, warranties and covenants. To obtain a completion bond, we will need to have in place the main operational pieces to producing a film, including approved production, cash flow and delivery schedules, an approved budget, an approved screenplay and the key members of the production crew, including the director. As a condition to the initial funding of the fifth film to be produced under the film facility and each film thereafter, we will have to satisfy an interim asset test, which is the asset coverage ratio, discussed above, calculated at the time of this initial funding request. Until recently, we would also have been required, before the fifth film's funding, either to obtain a cumulative, minimum budget percentage (33%) from our pre-sales of film distribution rights in Australia and New Zealand, Japan, Germany, France and Spain (the "Reserved Territories"), together with the proceeds of any government rebate, subsidy or tax incentive and any other source of co-financing, or to fund that budget percentage with our own cash (the "Pre-Sales Test"). The Pre-Sale Test has now been effectively subsumed by other terms of the film facility, as explained below. Future distribution in the Reserved Territories will be handled by Paramount, with limited exceptions.

The film facility requires us to fund 33% of the budget of each film distributed under the distribution agreement with Paramount that we entered into in the third quarter of 2008. The film facility will provide up to 67% of the budget (reduced by the proceeds of any co-financing). After deduction of Paramount's distribution fees and expenses in the Reserved Territories, we will be entitled to recoup our 33% contribution from all film proceeds from the Reserved Territories. Our recoupment will be crossed among all films distributed under the distribution agreement with Paramount and among all Reserved Territories. After recoupment of our 33% contribution, all additional film proceeds from the Reserved Territories will be used to pay down borrowings under the film facility.

In January 2009, we repaid $16.3 of film facility borrowings with our own cash. That payment, combined with the pre-sales of distribution rights in the Reserved Territories and other co-financing proceeds for *Iron Man* and *The Incredible Hulk*, equals 33% of those films' budgets. Because of the requirement that we fund 33% of future films, we therefore expect to be in compliance, without any further action on our part, with the Pre-Sale Test when it is first applied (upon funding of the fifth film) and at all relevant times thereafter.

Unrestricted Proceeds of the Film Facility

In connection with each film released under the film facility, we are entitled to retain a producer fee of five percent of any gross receipts and of any amounts received in connection with the sale of the Reserved Territories or other co-financing sources. We will also retain, after the payment of miscellaneous third party agency fees and participations, all film-related merchandising revenues, such as revenues from toy sales and product licensing based on the movies. These merchandising revenues and the producer fee are neither pledged as collateral nor subject to cash restrictions under the film facility. We have agreed, however, to make available to the film facility the proceeds of our producer fee on *Iron Man 2*, which are available to reimburse the film facility for amounts expended by the facility on *Iron Man 2* in excess of the maximum budget cap under the facility.

Restricted Proceeds of the Film Facility

MVL Film Finance LLC will receive and retain funds from revenue streams such as our share of box office receipts, home video sales and television. Any sums remaining after payments of residuals and participations to talent, distribution fees and expenses (including marketing costs), interest expense and production costs will be placed into a blocked account maintained by MVL Film Finance LLC. Sums in that account may be used only for the production of films and repayment of indebtedness under the film facility. After the release of the third film, funds may be withdrawn from the blocked account for our general corporate purposes if we have met conditions including compliance with financial coverage tests and a minimum balance requirement. After three films, funds may be withdrawn for general purposes only if the balance in the blocked account is at least $350 million. For each film thereafter until film nine, the balance requirement is reduced by $50 million.

Ability to Refinance or Discontinue Film Facility

The film facility allows MVL Film Finance LLC to either refinance or simply discontinue the financing at any time without penalty by prepaying all outstanding indebtedness.

Former Toy Segment

We no longer have a Toy segment. During early 2008, we completed our exit from toy manufacturing activities. We also completed a change in the focus of the support that we provide to Hasbro, Inc., which resulted in changes to our internal organizational structure and staff reductions. These events altered our internal reporting of segment performance, with the result that we are including revenues earned from Hasbro (associated with toys manufactured and sold by Hasbro) and related expenses (associated with royalties that we owe to third parties, such as movie studios, on our Hasbro revenue) within our Licensing segment. Those revenues and expenses were formerly included in our Toy segment. Our remaining activities related to our terminated toy manufacturing business are included with Corporate overhead in "All Other". We have reclassified prior-period segment information to conform to the current-year presentation.

Intellectual Property

Our most valuable assets are our library of proprietary characters, the stories we have published for decades, the associated copyrights, trademarks and goodwill and our "Marvel" and "Marvel Comics" trade names. We believe that our library of characters and stories could not easily be replicated. We conduct an active program of maintaining and protecting our intellectual property rights in the United States and abroad. Our principal trademarks have been registered in the United States and in certain of the countries in Western Europe, Latin America, Asia (including many Pacific Rim countries), the Middle East and Africa. While we have registered numerous trademarks in these countries, and expect that our rights will be protected there, certain countries do not have laws that protect United States holders of intellectual property as strongly as laws in the United States, and what rights we have in those countries can be difficult to enforce. There can be no assurance that our rights will not be violated or our characters "pirated."

Competition

The industries in which we compete are highly competitive.

The Licensing segment competes with a diverse range of entities that own intellectual property rights in characters. These include DC Comics (a subsidiary of Time Warner, Inc.), The Walt Disney Company, NBC Universal, Inc. (a subsidiary of General Electric Company), DreamWorks Animation SKG, Inc. and other entertainment-related entities. Many of these competitors have greater financial and other resources than we do.

The Publishing segment competes with numerous publishers in the United States. Some of the Publishing segment's competitors, such as DC Comics, are part of integrated entertainment companies and have greater financial and other resources than we do. The Publishing segment also faces competition from other entertainment media, such as movies and television.

The Film Production segment competes with other film producers, including major studios such as Twentieth Century Fox and Sony Pictures (which also produce films licensed by our Licensing segment). Many of these producers are part of integrated entertainment companies and have greater financial and other resources than we do. Paramount and Universal (with respect solely to *The Incredible Hulk*), who have agreed to distribute the Film Production segment's films, are also competitors of the Film Production segment in their capacity as film producers.

Employees

As of December 31, 2008, Marvel employed approximately 300 people. We also contract for creative work on an as-needed basis with over 700 active freelance writers and artists. Our employees are not subject to any collective bargaining agreements. In addition, we utilize the services of personnel employed by payroll services companies on a project-by-project basis in connection with our film production activities. We believe that our relationship with our employees is good.

Financial Information about Geographic Areas

The following table sets forth revenues from external customers by geographic area:

Revenue by Geographic Area
(in millions)

	2008		2007		2006	
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
Licensing(1)	$ 170.3	$ 122.5	$ 217.0	$ 126.6	$ 88.3	$ 44.1
Publishing	111.7	13.7	113.4	12.3	96.7	11.8
Film Production	157.9	96.7	–	–	–	–
All Other (2)	2.6	0.8	14.6	1.9	77.8	33.1
Total	$ 442.5	$ 233.7	$ 345.0	$ 140.8	$ 262.8	$ 89.0

(1) Includes U.S. revenue derived from the Joint Venture of $20.8 million, $70.8 million and $3.4 million for 2008, 2007, and 2006, respectively. Includes foreign revenue derived from the Joint Venture of $36.5 million, $51.2 million and $0.7 million for 2008, 2007, and 2006, respectively.

(2) Represents toy sales, associated with our toy manufacturing operations, which ceased during early 2008.

Available Information

Our Internet address is www.marvel.com. Through our website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file them with, or furnish them to, the Securities and Exchange Commission. We also make available on our website our Code of Business Conduct and Ethics, our Code of Ethics for the Chief Executive Officer and Senior Financial Officers, our Corporate Governance Guidelines and the charters of the following committees of our Board of Directors: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We are providing our Internet address here solely for the information of investors. We do not intend to incorporate the contents of the website into this report. Printed copies of the information referred to in this paragraph are also available on written request sent to: Corporate Secretary, Marvel Entertainment, Inc., 417 Fifth Avenue, New York, New York 10016.

Certification with the New York Stock Exchange

On May 30, 2008, our chief executive officer filed, with the New York Stock Exchange, the CEO certification regarding our compliance with the exchange's corporate governance listing standards as required by Listed Company Manual Rule 303A.12.

ITEM 1A. RISK FACTORS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements that Marvel or its representatives make. Statements that are not statements of historical fact, including comments about our business strategies and objectives, growth prospects and future financial performance, are forward-looking statements. The words "believe," "expect," "intend," "estimate," "anticipate," "guidance," "forecast," "plan," "outlook" and similar expressions, in filings with the SEC, in our press releases and in oral statements made by our representatives, also identify forward-looking statements. The forward-looking statements in this report speak only as of the date of this report. We do not intend to update or revise any forward-looking statements to reflect events or circumstances after the date on which the statements are made, even if new information becomes available.

The risk factors listed below, among others, could cause our actual results to differ significantly from what is expressed in our forward-looking statements.

Risk Factors

Exposure to economic downturn. Recent turmoil in the financial markets has adversely affected economic activity in the United States and other regions of the world in which we do business. There is evidence that this is affecting demand for some of our products and our licensees' products, and a continued decline in economic activity could adversely affect demand for any of our businesses, thus reducing our revenue. A sustained decline in economic conditions could negatively impact the performance of our theatrical and home entertainment releases, the royalties we receive on sales of licensed consumer products and the sales of our trade paperbacks, comic books and advertising. These conditions could also impair the ability of those with whom we do business to satisfy their obligations to us, which could also harm our business.

Exposure to tightening of credit markets. U.S. and global credit markets have recently undergone significant disruption, making it difficult for many businesses to obtain financing on acceptable terms. If these conditions continue or worsen, our costs of borrowing may increase, our existing corporate and/or film facility lenders might violate their commitments to lend, and we might be unable to obtain other financing. Our licensees and publishing retailers may also have increased cost of borrowings and more difficulties in obtaining financing for their operations. Our $100 million corporate line of credit is scheduled to expire on March 31, 2010. While we expect to be able to extend this line of credit, and have used it only on occasion, our inability to extend or replace this line of credit could harm our business.

Dependence on a single distributor to the direct market. Sales of our publications to the direct market represent most of our Publishing segment's net sales. We distribute our publications to the direct market solely through Diamond Comic Distributors, Inc. Diamond handles the vast majority of all publishers' direct market distribution. If Diamond were to fail to perform under our distribution agreement or if it were to experience financial difficulties, our distribution to the direct market could be severely disrupted and we might be unable to find an adequate replacement distributor.

Financial difficulties of licensees. We have licensed to other parties the exclusive right to manufacture and sell various character families in important merchandise categories such as footwear, costumes and interactive games. Our revenues could be adversely affected if those licensees or any of our other significant non-exclusive licensees, many of whom have significant future payment obligations to us, experience financial difficulties or bankruptcy.

A decrease in the level of media exposure or popularity of our characters. If movies or television programs based on Marvel characters are not successful, or if certain Marvel characters lose some of their popularity, our ability to interest potential licensees in the use of Marvel characters in general could be substantially diminished, as could the royalties we receive from licensees.

Changing consumer preferences. Our products (and those of our licensees) are subject to changing consumer preferences. In particular, products based on feature films are, in general, successfully marketed for only a limited period of time following the film's release. Existing product lines might not retain their current popularity or new products developed by us or our licensees might not meet with the same success as current products. Our licensees and we might not accurately anticipate future trends or be able to successfully develop, produce and market products to take advantage of market opportunities presented by those trends. Part of our strategy (and the strategy of many of our licensees) is to make products based on the anticipated success of feature film releases and TV broadcasts. If these releases and broadcasts are not successful, these products may not be sold profitably or even at all. In addition, demand for Marvel-branded merchandise could decrease in the event of safety problems in products produced and sold by our licensees.

Movie- and television-production delays and cancellations. We do not control the decision to proceed with the production of films and television programs based on characters that we license to studios, and we do not control the timing of the releases of those films and programs. Delays or cancellations of proposed films and television programs could have an adverse effect on our business. Dates we express for the anticipated release of films and launch dates for television programs are anticipated dates only and those events could be delayed or, in some instances, even cancelled.

Concentration of toy licensing in one licensee. Most of our toy licensing revenue is generated under a license with Hasbro. Disruption to our relationship with Hasbro or financial difficulties of Hasbro could adversely affect our licensing revenues. In addition, the retail toy business is highly concentrated, and an adverse change in the relationship between Hasbro and one or more of its major customers could have a material adverse effect on us. The bankruptcy or other lack of success of one or more significant toy retailers could materially decrease our earnings under the Hasbro license. The current economic turmoil increases the likelihood of those retailers' suffering financial difficulties.

Uncertainties in the film production business. We have only recently entered into the film-production business, with the release in 2008 of our first two self-produced films. We have to make significant up-front investments in film development costs and will not be able to borrow those amounts from the film facility if for some reason the film in development does not meet the lenders' conditions for funding. If the lenders' conditions are met, repayment of their loan will depend on the films' financial success and, with respect to all of our future self-produced films, we will be responsible for funding 33% of the budget ourselves. Should proceeds from the films be insufficient to repay the loan, we could lose the film rights to some important Marvel characters. In addition, our accompanying consolidated statements of net income (also known as our "income statement" or "profit and loss statement") will reflect any losses suffered by the film facility even if we do not have to fund those losses, and as a result, the volatility of our consolidated financial results could increase. Among the factors that might cause the developments described above, or other material adverse developments concerning our film-production operations, are the following:

- *We might be unable to attract and retain creative talent.* The success of our film-production activities depends to a degree on our ability to hire, retain and motivate top creative talent. Making movies is an activity that requires the services of individuals, such as actors, directors and producers, who have unusual creative talents. Individuals with those talents may be more difficult to identify, hire and retain than are individuals with general business management skills. We have to hire and retain creative talent to assist us in making our movies. If we experience difficulty in hiring, retaining or motivating creative talent, the production of our films could be delayed or the success of our films could be adversely affected.

- *We will be exposed to changes in fortune on the part of key talent.* We may find ourselves partially dependent on key talent (actors, writers, directors) in our most successful movie franchises. A key actor's incapacitation or damaged reputation, for instance, could impair our ability to profit from that actor's performance in future films.

- *Our films might be less successful economically than we anticipate.* We cannot predict the economic success of any of our films because the revenue derived from the distribution of a film depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing films, critical reviews, the availability of alternative forms of entertainment and leisure time activities, piracy and unauthorized recording, transmission and distribution of films, general economic conditions, weather conditions and other tangible and intangible factors, none of which can be predicted with certainty. We expect to release a limited number of films per year as part of the film facility. The commercial failure of just one of those films could have a material adverse effect on our results of operations in both the year of release and in the future.

- *Our films might be more expensive to make than we anticipate.* We expect that the film facility will provide the capital required to produce our films. Expenses associated with producing the films could increase beyond the facility's limit, however, because of a range of things such as an escalation in compensation rates of talent and crews working on the films or in the number of personnel required to work on films, or because of creative problems or difficulties with technology, special effects and equipment. In addition, unexpected circumstances sometimes cause film productions to exceed budget.

- *Our film productions might be disrupted or delayed.* Our movies productions are subject to long and inflexible schedules. Disruptions or delays to those schedules, by a union strike (such as the one currently threatened by the Screen Actors Guild for the spring of 2009) or by any other event, could cause us to incur additional costs, miss an anticipated release date or go for long periods without releasing a movie, and could hurt our associated licensing and toy programs.

- *We might be disadvantaged by changes or disruptions in the way films are distributed.* The manner in which consumers access film content has undergone rapid and dramatic changes. Some ancillary means of distribution, such as the DVD market, have gained importance, while others have faded. We cannot assure that new distribution channels will be as profitable for the film industry as are today's channels or that we will successfully exploit any new channels. We can also not assure that current distribution channels, such as the DVD market, will maintain their profitability. In addition, films and related products are distributed internationally and are subject to risks inherent in international trade including war and acts of terrorism, instability of foreign governments or economies, fluctuating foreign exchange rates and changes in laws and policies affecting the trade of movies and related products.

- *We might lose potential sales because of piracy of films and related products.* With technological advances, the piracy of films and related products has increased. Unauthorized and pirated copies of our films will reduce the revenue generated by those films and related products.

- *We will be primarily dependent on a single distributor for each film.* If our studio distributor (Paramount or, in the case of *The Incredible Hulk* and its sequels, Universal) were to fail to perform under its distribution agreement or if it were to experience financial difficulties, our ability to distribute our films and to receive proceeds from our films could be impaired.

- *We will depend on our studio distributors for revenue and certain expense information related to the accounting for film-production activities.* Because of Paramount's and Universal's role as distributor and paymaster of the film facility films, we will depend on them to have internal controls over financial reporting related to the films they distribute and to provide us with timely and accurate financial and other information related to our films. Paramount's and Universal's internal controls might not remain sufficient to allow us to meet our internal control obligations. We may be unable to effectively create compensating controls to detect and prevent errors or irregularities in Paramount's and Universal's accounting to us and others.

- *We might fail to meet the conditions set by the lenders for the funding of films.* An initial funding of films by the film facility will be made only if the lenders' conditions are met. Those conditions include our obtaining a completion bond and production insurance. To obtain a completion bond we will need to have in place the main operational pieces to producing a film, including approved schedules for production, cash flow and delivery, an approved budget, an approved screenplay and the key members of the production crew, including the director and producer. We might not be able to satisfy those conditions and obtain a completion bond. In addition, there are very few companies that provide completion bonds in the amounts that we will require, and if the one company with which we have so far made arrangements were to exit the business, we might be unable to obtain a completion bond under any circumstances. If the lenders' conditions are not met, the film in question will not be funded and we will be forced to absorb the up-front film development costs, which could be material, by using our own funds.

- *We might fail to meet the tests imposed by the lenders for the funding of films beyond the first four.* In order for more than four films to be funded by the film facility, we will have to pass an interim asset test. If the interim asset test is not passed, the film facility may be cut short and, because fewer films will be available to repay the lenders, our risk of losing film rights to some of our characters will increase.

- *Cash flows from our films might be insufficient to pay our interest costs under the film facility.* Future interest on film facility borrowings must be paid from the films' net collections, rather than from any of our other sources of cash. If cash flow from the films were to dip, even temporarily, below the point required to pay interest under the facility, and below the interest and liquidity reserves that are required to be maintained ($31.4 million at December 31, 2008), then we would be in default and we could be barred by the film facility lenders from making any future borrowings under the facility.

- *The film facility's lenders might default.* If one or more of the banks in our film facility's lending consortium were to default in making a required funding and if we were unable to arrange for a replacement bank, the amount available to us under the film facility would drop by the amount of the defaulting bank's unused commitment and our film productions could be disrupted as a result.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Marvel has the following principal properties:

Facility	Location	Square Feet	Owned/Leased
Office [1]	New York, New York	65,253	Leased
Office [2]	Beverly Hills, California	18,418	Leased
Office [3]	London, England	1,700	Leased
Office [2]	Manhattan Beach, California	156,537	Leased

(1) Used by our Publishing and corporate offices.
(2) Used by our Licensing and Film Production segments.
(3) Used by our Licensing segment.

Our Licensing segment also leases office space in West Palm Beach, Florida and in the Netherlands.

ITEM 3. LEGAL PROCEEDINGS

The information required by Part I, Item 3 is incorporated herein by reference to the information appearing under the caption "Commitments and Contingencies" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in Part II hereof. The caption can be found on page 43, below.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2008, no matters were submitted to a vote of Marvel's security holders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of and Dividends on our Common Stock

The principal United States market in which our common stock is traded is the New York Stock Exchange. Our common stock is not listed for trading on any other securities exchange registered under the Securities Exchange Act of 1934. The following table sets forth, for each fiscal quarter indicated, the high and low closing prices for our common stock as reported in the New York Stock Exchange Composite Transaction Tape.

Fiscal Year	High	Low
2008		
First Quarter	$28.73	$23.62
Second Quarter	$36.82	$26.36
Third Quarter	$36.65	$30.32
Fourth Quarter	$34.34	$23.70
2007		
First Quarter	$30.91	$26.44
Second Quarter	$30.00	$25.48
Third Quarter	$26.81	$22.03
Fourth Quarter	$29.08	$22.75

As of February 24, 2009, the number of holders of record of our common stock was approximately 4,000.

We have not declared any dividends on our common stock.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total number of shares purchased[(a)]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs[(b)]	Approximate dollar value of shares that may yet be purchased under the plans or programs
October 2008	8,299	$ 26.25	8,299	
November 2008	18,500	23.74	12,200	
December 2008	–	N/A	–	
Total	26,799	$ 24.52	20,499	$127.7 million[(c)]

(a) This column's figures include 6,300 shares purchased by the Fleer/Skybox defined benefit pension plan, as described in Note 10 to the accompanying consolidated financial statements.

(b) This column represents the number of shares repurchased through our common stock repurchase program announced on February 19, 2008.

(c) As of December 31, 2008.

Performance Graph

The following graph compares the cumulative total stockholder return on shares of our common stock with that of the New York Stock Exchange Composite Index and the Amex Media (Communications) Index.

The comparison assumes that, immediately after the close of business on December 31, 2003, $100 was invested in shares of our common stock and in the stocks included in the NYSE Composite Index and the Amex Media (Communications) Index, and that all dividends were reinvested. These indexes, which reflect formulas for dividend reinvestment and weighting of individual stocks, do not necessarily reflect returns that could be achieved by individual investors.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Marvel Entertainment, Inc., The NYSE Composite Index
And The AMEX Media (Communications) Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Marvel Entertainment, Inc.
NYSE Composite
AMEX Media (Communications)

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.

Fiscal year ending December 31.

Value of $100 Invested Over Period Presented:

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Marvel Entertainment, Inc.	$100.00	$105.53	$84.40	$138.66	$137.63	$158.45
NYSE Composite	$100.00	$114.97	$125.73	$151.46	$164.89	$100.16
AMEX Media (Communications)	$100.00	$83.67	$89.73	$95.05	$66.47	$13.62

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data, derived from our audited financial statements, for the five-year period ended December 31, 2008. We have not declared dividends on our common stock during any of the periods presented below.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands, except per share amounts)				
Statements of Net Income Data:					
Net sales	$ 676,177	$ 485,807	$ 351,798	$ 390,507	$ 513,468
Operating income	367,974	274,429	112,560	171,167	224,413
Income before income tax expense and minority interest	354,498	263,232	98,800	171,048	206,872
Net Income	205,535	139,823	58,704	102,819	124,877
Net Income per common share	2.63	1.75	0.71	1.03	1.17
Diluted net income per common share	2.61	1.70	0.67	0.97	1.10

	December 31,				
	2008	2007	2006	2005	2004
	(in thousands)				
Balance sheet data:					
Working capital (deficit)	$ (26,333)	$ (108,483)	$ (58,559)	$ 2,532	$ 142,231
Total assets	937,584	817,358	623,865	573,546	714,814
Borrowings	213,001	246,862	50,200	25,800	–
Other non-current debt	–	–	–	–	–
Stockholders' equity	396,691	181,503	254,891	360,600	546,500
Treasury stock	905,293	894,940	682,886	395,536	91,001

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the related notes thereto, and the other financial information included elsewhere in this Report.

Set forth below is a discussion of our financial condition and our results of operations for the three fiscal years in the period ended December 31, 2008.

Overview

Management Overview of Business Trends

We operate in three integrated and complementary operating segments: Licensing, Publishing and Film Production. During early 2008, we completed our exit from toy manufacturing activities as planned. We also completed a change in the focus of the support that we provide to Hasbro, which resulted in changes to our internal organizational structure and staff reductions. As a result of these events, we no longer have a Toy segment and have altered our internal reporting of segment performance, with the result that we are including revenues earned from Hasbro (associated with toys manufactured and sold by Hasbro) and related expenses (associated with royalties that we owe to third parties, such as movie studios, on our Hasbro revenue) within our Licensing segment. Those revenues and expenses were formerly included in our Toy segment. Our remaining activities related to our terminated toy manufacturing business are included with Corporate overhead in "All Other". We have reclassified prior-period segment information to conform to the current-year presentation. As a result of these changes, segment information for the years ended December 31, 2007 and 2006 has been reclassified as follows:

	Year Ended December 31, 2007			Year Ended December 31, 2006		
	Previously Reported	Adjustment	As Reclassified	Previously Reported	Adjustment	As Reclassified
			(in millions)			
Net Sales						
Licensing	$272.7	$ 70.9	$343.6	$127.2	$ 5.2	$132.4
Toys	87.4	(87.4)	–	116.1	(116.1)	–
All Other	–	16.5	16.5	–	110.9	110.9
Cost of Revenues						
Toys	8.7	(8.7)	–	56.4	(56.4)	–
All Other	–	8.7	8.7	–	56.4	56.4
Selling, General and Administrative						
Licensing	75.7	11.6	87.3	49.2	0.7	49.9
Toys	20.8	(20.8)	–	28.0	(28.0)	–
All Other	22.0	9.2	31.2	22.7	27.3	50.0
Operating Income(Loss)						
Licensing	196.1	59.4	255.5	77.6	4.5	82.1
Toys	54.7	(54.7)	–	21.1	(21.1)	–
All Other	(22.4)	(4.7)	(27.1)	(22.7)	16.6	(6.1)

The increased exposure of Marvel characters in movies and television shows can create revenue opportunities for us through increased sales of licensed merchandise. Producing films ourselves provides us with more control of our film projects, gives us greater flexibility to coordinate the timing of licensing programs around Marvel-branded theatrical releases and provides us with the opportunity for a meaningful source of profits. The operations of developing and producing our own theatrical releases are reported in our Film Production segment, the funding for which comes primarily from our $525 million film facility. We intend to self-produce all future films based on our characters that have not already been licensed to third parties.

Our operating results were stronger in 2008 than in 2007, due largely to the 2008 release of our first two self-produced films, *Iron Man* and *The Incredible Hulk*. As discussed below, we will not release any self-produced films in 2009 and our only licensed film scheduled for release in 2009 is *X-Men Origins: Wolverine*. As a result, we expect our operating results to be lower in 2009 than in 2008 or 2007, when *Spider-Man 3* was released. Our next self-produced films, *Iron Man 2* and *Thor*, are scheduled for release in 2010.

Licensing

Our Licensing segment is responsible for the licensing, promotion and brand management for all of our characters worldwide. We pursue a strategy, where feasible, of concentrating our licensee relationships with fewer, larger licensees who demonstrate the financial and merchandising capability to manage our portfolio of both classic and movie properties. A key focus is negotiating strong minimum guarantees while keeping royalty rates competitive.

Another strategy of the Licensing segment's consumer products program is to create new revenue opportunities by further segmenting our properties to appeal to new demographic profiles. Initiatives such as Marvel Super Hero Squad, Marvel Extreme, Marvel Heroes and Marvel Comics (the retro depiction of our characters) have all helped the licensing business expand beyond its traditional classic and event-driven properties.

Major entertainment events play an important role in driving sales of our licensed products. In 2007, our Licensing segment revenue reflected the benefit of the May 2007 release of the movie *Spider-Man 3*. The Licensing segment's 2007 initiatives were focused on merchandising our self-produced movies: *Iron Man*, which was released on May 2, 2008, and *The Incredible Hulk*, which was released on June 13, 2008. Our 2008 Licensing segment revenue benefited from the release of those movies, but not as significantly as 2007 Licensing segment revenue benefited from the release of *Spider-Man 3*. We expect that our 2009 Licensing segment revenue will be lower than in 2008 as there will only be one major entertainment event in 2009, *X-Men Origins: Wolverine*, expected to be domestically released on May 1, 2009 by Twentieth Century Fox. In addition, although we have many licensees that are large companies, the majority of our consumer product licensees are small to medium sized companies, located throughout the world, that rely on access to credit to produce and distribute their products. As a result of world-wide tightening of credit markets, some of our licensees may have difficulties producing and distributing goods. In addition, due to the lessening of consumer demand resulting from the global recessionary environment, some of our licensees may have difficulties obtaining sufficient sales orders. These macro-economic factors (see "Item 1A – Risk Factors") are another reason for our expectation that 2009 Licensing segment revenue will be lower than in 2008. We believe the negative impact of these macro-economic factors on the Licensing segment may be partially mitigated as a result of the non-durable nature of the products sold by most of our licensees and the low prices at which the majority of these products are sold.

We typically enter into multi-year merchandise license agreements that specify minimum royalty payments and include a significant down payment upon signing. We recognize license revenue when the earnings process is complete, including, for instance, the determination that the credit-worthiness of the licensee reasonably assures collectibility of any outstanding minimum royalty payments. If the earnings process is complete with respect to all required minimum royalty payments, then we record as revenue the present value of those payments.

The earnings process is not complete if, among other things, we have significant continuing involvement under the license, we have placed restrictions on the licensee's ability to exploit the rights conveyed under the contract or we owe a performance obligation to the licensee. In the case where we have significant continuing involvement or where any restrictions remain on the licensee's rights (e.g., no sales of products based on a specific character allowed until a future date), we recognize revenue as the licensee reports its sales and corresponding royalty obligation to us. Where we have a performance obligation, minimum royalty collections are not recognized until our performance obligation has been satisfied. Minimum payments collected in advance of recognition are recorded as deferred revenue. In any case where we are unable to determine that the licensee is sufficiently creditworthy, we recognize revenue only to the extent of cash collections. When cumulative reported royalties exceed the minimum royalty payments, the excess royalties are recorded as revenue when collected and are referred to as "overages".

As discussed above, beginning in 2008 we are including revenues earned from Hasbro, and related expenses, in our Licensing segment.

Publishing

The Publishing segment is focused on strengthening its Super Hero graphic fiction presence in its primary distribution channels such as the direct and mass market, and expanding its reach to a broader demographic by providing all ages and new reader products in the book market and online. In 2008, Marvel launched a major comic book crossover series, *Secret Invasion*, which involves many of the Marvel characters and features tie-ins to many other Marvel publications, similar to the *Civil War* series that was a top-selling comic book in 2007. *Secret Invasion* ran from April through December 2008. The third volume of the *Dark Tower* series and the first volume of *The Stand* series were released in October 2008. The momentum of these efforts will take us into and through *the Dark Reign* and *Ultimatum* publishing events that will occur in the first half of 2009, which will be supplemented with a variety of Wolverine product to be distributed around the *X-Men Origins: Wolverine* movie expected to be domestically released on May 1, 2009 by Twentieth Century Fox. We will also see the first collections for *The Stand* and *the Ender's Game* series along with the continued publication of the *Dark Tower*. However, due to the macro-economic factors discussed above, we believe that Publishing segment revenue in 2009 will be lower than in 2008 as consumer spending will be down, retailers look to reduce inventory and advertising budgets remain constrained. The current economic climate may also lead to a reduction in the number of large book retailers and direct-market retailers. Direct-market retailers are generally small business entities, many of which rely on access to credit that may be more difficult to obtain.

The Publishing segment has continued its development and investment in digital media, resulting in increased content on our Marvel Digital Comics Unlimited service, where we currently have over 5,000 previously published Marvel comic books available for viewing online in a proprietary viewer. We have also added more content to our websites, including videos, casual games, news and character biographies. In early 2008, we launched a separate website, www.marvelkids.com, featuring Marvel characters and content developed for children ages 6-11. During 2008, we also expanded our distribution of digital media content through arrangements with third-party websites such as YouTube and iTunes. We expect continued growth and diversification in Marvel Online revenues as we continue to increase our online presence. However, our expectations for online revenue growth, expected in large part to be achieved through increased advertising revenues, have been reduced because of the macro-economic factors discussed above, which have had a negative impact on industry-wide online advertising. For the years ended December 31, 2008, 2007 and 2006, the revenue of our digital media group was $2.5 million, $1.0 million and $0.3 million, respectively, and the expenses of our digital media group were $4.5 million, $1.6 million and $0.1 million, respectively.

Film Production

In 2008, we released our first two self-produced films: *Iron Man* on May 2 and *The Incredible Hulk* on June 13. We are currently developing four films for release in 2010 and 2011: *Iron Man 2*, *Thor*, *The First Avenger: Captain America* and *The Avengers*. The scheduled release dates of those films are, respectively, May 7, 2010, July 16, 2010, May 6, 2011 and July 15, 2011. After the release of each film, we begin to recognize revenue and to amortize our film inventory as described below.

Film Inventory

In general, we are responsible for all of the costs of developing and producing our feature films. The film's distributor is responsible for the out-of-pocket costs, charges and expenses (including contingent compensation and residual costs, to a defined limit) incurred in the distribution, manufacturing, printing and advertising, marketing, publicizing and promotion of the film in all media (referred to in the aggregate as the distributor's costs). The distributor's costs are not included in film inventory.

We account for our film inventory under the guidance provided by AICPA Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). We capitalize all direct film production costs, such as labor costs, visual effects and set construction. Those capitalized costs, along with capitalized production overhead and capitalized interest costs, appear on our balance sheet as an asset called film inventory. Production overhead includes allocable costs, including cash and stock compensation and benefits, of individuals or departments with exclusive or significant responsibility for the production of films. Capitalization of production overhead and interest costs commences upon completion of the requirements for funding the production under the film facility and ceases upon completion of the production.

We also capitalize the costs of projects in development into film inventory. Those costs consist primarily of script development. In the event that a film does not begin pre-production within three years from the time of the first capitalized transaction, or if an earlier decision is made to abandon the project, all capitalized costs related to these projects are expensed. During 2008 and 2007, $1.7 and $1.3 million, respectively, of film development costs were written off and included in selling, general and administrative expenses in the accompanying consolidated statements of net income.

Once a film is released, using the individual-film-forecast computation method, the amount of film inventory relating to that film is amortized and included in each period's costs of revenue in the proportion that the film's revenue during the period bears to the film's then-estimated total revenue, net of the distributor's costs, over a period not to exceed ten years (ultimate revenues). Estimates of ultimate revenues for each film are regularly reviewed and revised as necessary based on the latest available information. Reductions in those revenue estimates could result in the write-off, or the acceleration of the amortization, of film inventory in that reporting period; increases in those revenue estimates could result in reduced amortization in that period.

As of December 31, 2008, our Film Production segment had film inventory of $181.6 million, primarily for the *Iron Man* and *The Incredible Hulk* productions.

Film Revenue

The amount of revenue recognized from our films in any given period depends on the timing, accuracy and sufficiency of the information we receive from our distributors.

After remitting to us five percent of the film's gross receipts, the distributor is entitled to retain a fee based upon the film's gross receipts and to recoup all of its costs on a film-by-film basis prior to our receiving any additional share of film receipts. Any of the distributor's costs for a film that are not recouped against receipts for that film are borne by the distributor. Our share of the film's receipts, as described above, is recognized as revenue when reported due to us by the distributor. We received minimum guarantees from local distributors in five territories in connection with the release of *Iron Man* and *The Incredible Hulk*. In those territories, we began to recognize revenue when the film was made available for exhibition in theaters.

Revenue from the sale of home video units is recognized when our distributors report as due to us the home video sale proceeds that they have collected from retailers. We provide for future mark-downs and returns of home entertainment product at the time the related revenue is recognized, using estimates. Our estimates are calculated by analyzing a combination of our distributors' historical returns and mark-down practices, our distributors' estimates of returns of our home video units, current economic trends, projections of consumer demand for our home video units and point-of-sale data available from retailers. We periodically review our estimates using the latest information available.

Revenue from both free and pay television licensing agreements is recognized at the time the production is made available for exhibition in those markets.

Film Facility

The film facility enables us to independently finance the development and production costs of up to ten feature films, including films that may feature the following Marvel characters, whose theatrical film rights are pledged as collateral to secure the film facility.

- Ant-Man
- Black Panther
- Captain America
- Cloak & Dagger
- Doctor Strange
- Hawkeye
- Iron Man
- Nick Fury
- Power Pack
- Shang-Chi
- The Avengers
- The Incredible Hulk

Also included as collateral for the film facility are the theatrical film rights to many of the supporting characters that would be most closely associated with the featured characters and character families. For example, the theatrical film rights to The Incredible Hulk's girlfriend, Betty Ross, and his nemesis, Abomination, are both pledged as collateral to the film facility.

We are currently developing a movie based on the character Thor and expect to obtain the consent of the film facility lenders to finance and produce that film through the film facility, in which case we will pledge the theatrical film rights to Thor and various related characters as additional collateral to secure the film facility.

While theatrical films featuring the characters listed above may be financed and produced by us only through the film facility, we retain all other rights associated with those characters. In addition, we may continue to license our other characters for movie productions by third parties, obtain financing to produce movies based on those other characters ourselves or with others or, with the consent of the film facility lenders, finance and produce films based on those other characters through the film facility.

We fund, from working capital and other sources, the incremental overhead expenses and costs of developing each film to the stage at which the conditions for an initial borrowing for the film are met under the film facility. If the film's initial funding conditions are met under the film facility, we are able to borrow up to 67% of our budgeted production costs including an amount equal to our incremental overhead expenses related to that film, but not exceeding 2% of the film's budget. If the initial funding conditions are not met, we will be unable to borrow these amounts under the film facility. Beginning with our third film, upon meeting the film's initial funding conditions, we will be responsible to immediately fund 33% of that film's budget using our own funds.

We recorded interest expense related to the film facility, net of interest capitalized, of $19.0 million, $13.7 million and $12.8 million during the years ended December 31, 2008, 2007 and 2006, respectively. Interest charges associated with borrowings to fund the productions were capitalized, rather than expensed, until the completion of production. The productions of *Iron Man* and *The Incredible Hulk* were completed in the second quarter of 2008. Starting in the second quarter of 2008, therefore, our interest expense began to increase significantly, as we began to expense, rather than capitalize, interest on the amounts borrowed to fund the *Iron Man* and *The Incredible Hulk* productions. In 2008, 2007 and 2006, we capitalized interest costs of $5.1 million, $8.4 million and $0.2 million, respectively and those amounts were included in film inventory.

Our Results of Operations

Year ended December 31, 2008 compared with the year ended December 31, 2007

Net Sales

	Years ended December 31, 2008	Years ended December 31, 2007	% Change
	(dollars in millions)		
Licensing	$ 292.8	$ 343.6	(15%)
Publishing	125.4	125.7	–
Film Production	254.6	–	N/A
All Other	3.4	16.5	(79%)
Total	**$ 676.2**	**$ 485.8**	**39%**

Sales Mix by Segment:	Years ended December 31, 2008	Years ended December 31, 2007
Licensing	43%	71%
Publishing	19%	26%
Film Production	38%	–
All Other	–	3%
Net Sales	**100%**	**100%**

Our consolidated net sales of $676.2 million for 2008 were $190.4 million higher than net sales in 2007. The increase primarily reflects the $254.6 million increase in Film Production net sales related to the theatrical releases during 2008 of *Iron Man* and *The Incredible Hulk*. This increase was partially offset by a 15% decline in licensing net sales and, within All Other, a decline in sales due to our exit from toy manufacturing operations.

Licensing segment net sales decreased $50.8 million during 2008, reflecting a $64.6 million decrease in Joint Venture revenue (to $57.4 million, primarily overages) related to the May 2007 release of Spider-Man 3 and a $14.8 million decrease in licensing audit claim settlements, resulting from an unusually high amount of settlement revenue in 2007. These decreases were partially offset by increases of $13.0 million and $11.1 million, respectively, in domestic and foreign licensing revenue, excluding the Joint Venture. The increases in domestic and foreign licensing were primarily due to amounts that were previously recorded as deferred revenue until the second quarter of 2008, when most licensees were first permitted to begin selling merchandise relating to *Iron Man* and *The Incredible Hulk*, partially offset by a decrease in overages that primarily resulted from increased licensing contract renewal activity. The increase in Film Production revenue and the significant decrease in Joint Venture revenue caused 2008 Licensing segment net sales to decrease as a percentage of consolidated net sales from 71% in 2007 to 43% in 2008.

Net sales from the Publishing segment were consistent from 2007 to 2008 with a decrease of $0.3 million to $125.4 million in 2008. This decrease reflects a $2.2 million reduction in our custom comic book sales due to a decrease in the scale and number of projects, a $1.3 million reduction in advertising revenue, resulting from decreased spending of advertising dollars by larger corporate advertisers and a $0.6 million reduction in sales of trade paperbacks. These reductions were offset by an increase of $0.8 million in our online comic subscription revenue and a $0.7 million increase in our online advertisement sales, both due to the growth of our digital media business in 2008, and by a $2.4 million increase in our comic book sales related to limited-edition comic book series events. Comic book sales in 2008 benefited from strong unit sales of *Secret Invasion*, a limited-edition comic book series. Comic book sales in 2007 benefited from strong unit sales of the final two comic-book issues of the *Civil War* series; *The Death of Captain America; the Stephen King* series, *Dark Tower: The Gunslinger Born;* and the *World War Hulk* series. Publishing segment net sales decreased as a percentage of consolidated net sales from 26% in 2007 to 19% in 2008, primarily because of film production revenues in 2008.

Net sales from the Film Production segment were $254.6 million in 2008, related to the theatrical releases of *Iron Man* and *The Incredible Hulk.* There were no Film Production segment revenues in 2007.

Net sales included in All Other represent our former toy manufacturing operations, which we exited in 2008.

Cost of Revenues

	Years ended December 31, 2008		2007	
	Amount	**% of Net Segment Sales**	**Amount**	**% of Net Segment Sales**
	(dollars in millions)			
Licensing	$ –	N/A	$ –	N/A
Publishing	55.2	44%	52.2	42%
Film Production	135.3	53%	–	N/A
All Other	1.0	29%	8.7	53%
Total	**$ 191.5**	**28%**	**$ 60.9**	**13%**

Consolidated cost of revenues increased $130.6 million to $191.5 million during 2008 compared with 2007, primarily reflecting the amortization of film inventory in our Film Production segment. This increase was partially offset by the reduction of toy-production costs resulting from our exit from the toy business. Consequently, our consolidated cost of revenues as a percentage of sales increased to 28% during 2008, as compared to 13% in 2007.

Publishing segment cost of revenues for comic book and trade paperback publishing consists of art, editorial, and printing costs. The $3.0 million increase in Publishing segment cost of revenues is primarily associated with the increase in comic titles published (1,128 in 2008 vs. 974 in 2007). Publishing segment cost of revenues as a percentage of Publishing segment net sales increased from 42% in 2007 to 44% in 2008, primarily reflecting the impact of rising costs of talent combined with a reduction in the size of print runs and, to a lesser extent, an increase in paper costs.

Film Production segment cost of revenues during the 2008 period consisted of the amortization of film inventory as revenue was generated from the *Iron Man* and *The Incredible Hulk* feature films.

Cost of revenues included in All Other primarily consists of our former toy production activities.

Selling, General and Administrative Expenses

	Years ended December 31,			
	2008		2007	
	Amount	% of Net Segment Sales	Amount	% of Net Segment Sales
	(dollars in millions)			
Licensing	$ 70.9	24%	$ 87.3	25%
Publishing	22.8	18%	19.9	16%
Film Production	15.7	6%	8.7	N/A
All Other	29.1	N/A	31.2	N/A
Total	**$ 138.5**	**20%**	**$ 147.1**	**30%**

Consolidated selling, general and administrative ("SG&A") expenses of $138.5 million in 2008 were $8.6 million lower than SG&A expenses in 2007, primarily reflecting decreases in SG&A expenses in the Licensing segment, which were partially offset by increases in SG&A expenses in the Film Production and Publishing segments. Consolidated SG&A as a percentage of net sales during 2008 decreased to 20%, from 30% in 2007, primarily reflecting increased revenue from the Film Production segment and the impact of items in the Licensing segment.

Licensing segment SG&A expenses consist primarily of payroll, agents' foreign-sales commissions and royalties owed to movie studios and talent for their share of license royalty income, which are variable expenses based on licensing revenues. We pay movie studio licensees up to 50% of merchandising-based royalty revenue (after certain contractually agreed-upon deductions) from the licensing of both "classic" and "movie" versions of characters featured in the films. Licensing segment SG&A expenses of $70.9 million for 2008 were $16.4 million less than in 2007. The decrease was primarily because of changes in information that we received from Sony Pictures. In particular, on the basis of information that Sony Pictures provided late in 2007, we accrued an expense of $11.5 million in that year for royalties payable to actors starring in the Spider-Man movies for the use of their likenesses in licensed products. That accrual increased our 2007 Licensing segment SG&A. Sony Pictures then retracted that information and replaced it with new information in 2008, and on the basis of the new information we reduced the accrual by $8.3 million. That reduction decreased our 2008 Licensing segment SG&A. The accrual and the reduction together produced a $19.8 million downward effect on our year-over-year change in Licensing segment SG&A. Another downward effect was created by a $4.7 million non-recurring charge recorded in 2007 related to a contractual obligation. These decreases were partially offset by increases of $2.6 million in foreign sales commissions attributable to higher commission-based foreign revenues, $2.6 million in royalties primarily owed to movie studios and $2.5 million in promotions and other selling expenses. The increase in royalties is primarily due to the change in sales-mix resulting in an increase in non-Joint Venture net sales and a decrease in Joint Venture Licensing segment net sales, of which Sony Pictures' share of royalty income is reflected as minority interest expense rather than SG&A, whereas other studios' shares of license royalty income is recorded within SG&A expense. As a percentage of Licensing segment net sales, Licensing segment SG&A was consistent at 24% during 2008 compared with 25% in 2007.

Publishing segment SG&A expenses consist primarily of payroll, distribution fees and other miscellaneous overhead costs. Publishing segment SG&A expenses increased $2.9 million during 2008 over 2007, principally due to increased employee compensation of $1.9 million as a result of increased headcount to service the growth of our digital media business. In addition, this increase also reflects an increase of $0.6 million in the consulting and hosting fees related to the digital media web infrastructure.

SG&A expenses for our Film Production segment consist primarily of employee compensation and the allocated expenses associated with our California office. The costs of marketing and promoting our films are borne by our distributors. Film Production SG&A expenses increased $7.0 million during 2008 over 2007, partially due to $5.1 million of higher compensation resulting primarily from bonuses tied to the successful release of *Iron Man* and *The Incredible Hulk*, and increased employee headcount. SG&A in 2008 also reflects an increase of $0.7 million in the advertisement and promotion costs utilized to increase awareness of the Iron Man character.

SG&A expenses included in All Other for 2008 decreased $2.1 million over 2007, principally reflecting a decline in the SG&A of our former toy manufacturing activities, which amounted to $0.7 million in 2008 and $9.2 million in 2007. This $8.5 million decrease was partially offset by a $4.5 million increase in employee compensation expense.

Depreciation and Amortization

Depreciation and amortization expense decreased $4.4 million to $1.6 million in 2008 (from $6.0 million in 2007) as a result of decreased tooling costs due to the cessation of our toy production activities.

We account for our goodwill under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, goodwill is not amortized but is subject to annual impairment tests. Our most recent annual impairment review did not result in an impairment charge.

Other Income

Other income increased $20.8 million to $23.4 million in 2008 (from $2.6 million in 2007). During 2008, we received settlement payments from two interactive licensees in connection with the early termination of their agreements, which resulted in $19.0 million of income, and settlement payments of $2.0 million from a licensee in connection with a contractual violation.

Operating Income

	Years ended December 31,			
	2008		2007	
	Amount	Margin	Amount	Margin
	(dollars in millions)			
Licensing	$ 242.3	83%	$ 255.5	74%
Publishing	47.3	38%	53.5	43%
Film Production	102.7	40%	(7.5)	N/A
All Other	(24.3)	N/A	(27.1)	N/A
Total	**$ 368.0**	**54%**	**$ 274.4**	**56%**

Consolidated operating income increased $93.6 million to $368.0 million during 2008, primarily reflecting a $119.3 million contribution from the gross profit of the Film Production segment related to the theatrical releases of *Iron Man* and *The Incredible Hulk* and the benefits of $21.0 million of licensing settlement payments and decreases in SG&A expenses. These increases were partially offset by a $50.8 million decrease in net sales from the Licensing segment, which generates the highest margin, which resulted in our consolidated operating margin declining from 56% in 2007 to 54% in 2008.

Operating income in the Licensing segment decreased $13.2 million, primarily because of the $50.8 million reduction in Licensing segment net sales resulting from the decrease in Joint Venture revenue related to the May 2007 release of Spider-Man 3, partially offset by the $21.0 million in licensing settlement payments and the decrease in SG&A discussed above. The operating margin in the Licensing segment during 2008 increased to 83%, compared with 74% in 2007, primarily resulting from the licensing settlement payments and the non-recurring SG&A items.

Operating income in the Publishing segment decreased $6.2 million, and margins declined from 43% during 2007 to 38% during 2008, primarily due to a $2.9 million increase in expenses related to our digital media initiatives in 2008 compared with 2007. In addition, there was a decrease in 2008 in net sales of custom comic books and advertising, both of which have high margins, combined with an increase in cost of sales associated with talent costs and paper costs.

In 2008, operating income in the Film Production segment reflects a $119.3 million gross profit contribution from our self-produced films. This was partially offset by $15.7 million in SG&A expenses of the Film Production segment. During 2007, the Film Production operating loss reflects the SG&A costs noted above and a charge of $0.9 million for the decrease in the fair value of the interest rate cap associated with our film facility, offset by a $2.1 million increase in the fair value of forward contracts for the Canadian dollar. The forward contracts were entered into during 2007 in connection with the production of *The Incredible Hulk*.

All Other operating costs primarily represent corporate overhead expenses, partially offset by our toy manufacturing operations, which ceased during early 2008.

Interest Expense

	Years ended December 31, 2008	2007
	(dollars in millions)	
Interest incurred, HSBC line of credit	$ -	$ 0.1
Interest incurred, film facilities	24.1	22.1
Total Interest incurred	**24.1**	**22.2**
Less: Interest capitalized	(5.1)	(8.4)
Total	**$ 19.0**	**$ 13.8**

From 2007 to 2008, there was an increase in the amount of interest we incurred as a result of increased outstanding borrowings associated with the *Iron Man* and *The Incredible Hulk* productions. In addition, we capitalized less interest in 2008 than in 2007 because of the completion, early in 2008, of these productions. The result was a $5.2 million increase in interest expense in 2008 compared to 2007. We expect that our 2009 interest expense will be lower than in 2008 as our average outstanding borrowings decrease and we once again begin to capitalize interest.

Interest Income

Interest income reflects amounts earned on cash equivalents and short-term investments. Interest income increased $1.0 million to $3.6 million in 2008 as compared to 2007, due to higher average cash and investment balances partially offset by a decrease in interest rates.

Gain on Repurchase of Debt

During 2008, our subsidiary, MVL International C.V repurchased all $60.0 million of our mezzanine debt related to the film facility for $58.1 million, which resulted in a net gain of $1.9 million.

Income Taxes

Our annual effective tax rate differs from the federal statutory rate due to the effects of state and local taxes and elimination of the minority share of Joint Venture earnings from reported income before income tax expense. Our effective tax rates for the years ended December 31, 2008 and 2007 were both 37.6%. While the rates are consistent from year to year, there were offsetting components. The principal offsetting items were a decrease in state taxes (2.1%) partially offset by a reduction in the benefit from Joint Venture income (1.7%).

We are not responsible for the income taxes related to the minority share of the Joint Venture's earnings. The tax liability associated with the minority share of the Joint Venture's earnings is therefore not reported in our income tax expense, even though the Joint Venture's entire income is consolidated in our reported income before income tax expense. Joint Venture earnings therefore have the effect of lowering our effective tax rate. This effect is more pronounced in periods in which Joint Venture earnings are higher relative to our other earnings.

We retain various state and local net operating loss carryforwards of $316 million, which will expire in various jurisdictions in the years 2009 through 2026. As of December 31, 2008, there is a valuation allowance of $0.3 million against capital loss carryforwards, as we believe it is more likely than not that those assets will not be realized in the future.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. We are no longer subject to tax examinations by taxing authorities in any jurisdiction for 2002 and prior tax years. The Internal Revenue Service ("IRS") is examining our 2003 through 2006 tax years. As of December 31, 2008, the IRS has proposed certain adjustments, which are fully reserved for and, if accepted, would not result in a material change to our financial position. We are also under examination by various state and local jurisdictions.

Minority Interest

Minority interest related to the Joint Venture amounted to $15.8 million in 2008 and $24.5 million in 2007. This $8.7 million decrease reflects decreased operations in 2008 from licensing associated with *Spider-Man 3,* which was released in May 2007.

Earnings per Share

Diluted earnings per share increased to $2.61 in 2008 from $1.70 in 2007 reflecting a 47% increase in net income and a 5% reduction in the weighted average number of shares outstanding due to treasury share repurchases. We repurchased 0.4 million shares during 2008.

Year ended December 31, 2007 compared with the year ended December 31, 2006

Net Sales

	Years ended December 31, 2007	2006	% Change
	(dollars in millions)		
Licensing	$ 343.6	$ 132.4	160%
Publishing	125.7	108.5	16%
All Other	16.5	110.9	(85)%
Total	**$ 485.8**	**$ 351.8**	**38%**

Sales Mix by Segment:	Years ended December 31, 2007	2006
Licensing	71%	38%
Publishing	26%	31%
All Other	3%	31%
Net Sales	**100%**	**100%**

Our consolidated net sales of $485.8 million for 2007 were $134.0 million higher than net sales in 2006. This was principally due to the160% increase in Licensing segment net sales, which was mostly attributable to revenue related to *Spider-Man 3* merchandising through the joint venture with Sony Pictures, called Spider-Man Merchandising L.P. (the "Joint Venture"). In addition, Publishing segment net sales increased 16%. These increases were partially offset by an 85% decline in sales within All Other due to our exit from toy manufacturing operations.

Licensing segment net sales increased $211.2 million during 2007, mostly due to a $117.9 million increase in Joint Venture revenue related to the May 2007 release of *Spider-Man 3*. There was no merchandise licensing revenue recorded for *Spider-Man 3* until the first quarter of 2007, when licensees were first permitted to begin exploiting merchandise relating to *Spider-Man 3*. In addition, $70.9 million of royalty and service fee revenue was recorded in 2007, associated with Hasbro's sales to retailers, compared to $5.2 million in 2006, which represents the initial sales under the Hasbro license agreement during the fourth quarter of 2006. Licensing segment net sales also benefited during 2007 from $18.3 million received in settlements of audit claims, an unusually high amount, and a $4.0 million increase in overages revenue. Studio licensing revenue increased $5.8 million, principally due to revenues associated with the Spider-Man movie properties. The significant increase in Joint Venture revenue and royalty and service revenue from Hasbro caused 2007 Licensing segment net sales to increase as a percentage of consolidated net sales from 38% in 2006 to 71% in 2007.

Net sales from the Publishing segment increased $17.2 million to $125.7 million in 2007, primarily due to an increase of $10.0 million in sales of trade paperbacks and hard cover books and an increase of $3.9 million in comic book sales. The increase in trade paperbacks and hard covers is attributable to an increase in the sale of *Civil War* and *Dark Tower* trade paperbacks. The growth also reflects an increase in trade titles published. Comic book sales in 2007 benefited from strong unit sales of the final two comic-book issues of the *Civil War* series; *The Death of Captain America;* the Stephen King series, *Dark Tower: The Gunslinger Born;* and the *World War Hulk* series. Custom publishing also increased $2.3 million due to an increase in the scale and number of projects. Although Publishing segment net sales increased from 2006 to 2007, because of the larger relative increases in Licensing segment net sales, Publishing segment net sales decreased as a percentage of consolidated net sales from 31% in 2006 to 26% in 2007.

Net sales included in All Other represent our former toy manufacturing operations. Net sales related to these operations in 2007 were principally sales of licensed-in properties manufactured by us, and in 2006, were principally sales of Marvel character-based toys manufactured by us.

Cost of Revenues

	Years ended December 31,			
	2007		2006	
	Amount	% of Net Segment Sales	Amount	% of Net Segment Sales
	(dollars in millions)			
Licensing	$ –	N/A	$ –	N/A
Publishing	52.2	42%	47.2	44%
All Other	8.7	53%	56.4	51%
Total	**$ 60.9**	**13%**	**$ 103.6**	**29%**

Consolidated cost of revenues decreased $42.7 million to $60.9 million during 2007 compared with 2006, primarily due to the reduction of toy-production costs resulting from our cessation of the manufacture and sale of Marvel-branded toys. Consequently, our consolidated cost of revenues as a percentage of sales decreased to 13% during 2007, as compared to 29% in 2006.

Publishing segment cost of revenues as a percentage of Publishing segment net sales decreased from 44% during 2006 to 42% during 2007. Rising costs of talent, ink and paper in 2007 were absorbed by higher unit sales of comic and trade books. In addition, larger print runs in 2007 resulted in lower unit costs and generated higher margins. The increase in cost of revenue of $5.0 million is primarily associated with increased sales.

Cost of revenues included in All Other primarily consisted of our former toy production activities. These cost of revenues consisted of product and package manufacturing, shipping and buying agents' commissions. The most significant portion of these cost of revenues was product and package manufacturing. The decrease in these cost of revenues from $56.4 million in 2006 to $8.7 million in 2007 reflected the elimination of manufacturing costs to produce Marvel-branded toys.

Selling, General and Administrative Expenses

	Years ended December 31,			
	2007		2006	
	Amount	% of Net Segment Sales	Amount	% of Net Segment Sales
	(dollars in millions)			
Licensing	$ 87.3	25%	$ 49.9	38%
Publishing	19.9	16%	17.2	16%
Film Production	8.7	N/A	6.0	N/A
All Other	31.2	N/A	50.0	N/A
Total	**$ 147.1**	**30%**	**$ 123.1**	**35%**

Consolidated SG&A expenses of $147.1 million in 2007 were $24.0 million greater than SG&A expenses in 2006, primarily due to increases in the Licensing segment. Consolidated SG&A as a percentage of net sales decreased to 30% in 2007 from 35% during 2006, primarily due to the significant increase in Joint Venture Licensing segment net sales.

Licensing segment SG&A expenses in 2007 reflected increases of $10.0 million in royalties payable to movie studios, $7.2 million in agents' foreign sales commissions and $11.8 million in royalties payable to actors for use of their likeness in licensed products. There were also increases in connection with licensing promotion expense related to the Joint Venture and increased professional fees as we pursued audits of our licensees. In addition, during 2007, we recorded a non-recurring charge of $4.7 million related to a contractual obligation. As a percentage of Licensing segment net sales, Licensing segment SG&A decreased significantly from 38% to 25%. This resulted from the significant increase in licensing revenue derived from the activities of the Joint Venture, of which Sony Pictures' share is reflected as minority interest expense rather than SG&A.

Publishing segment SG&A expenses increased $2.7 million during 2007 over 2006, principally due to increased employee compensation and increased distribution fees associated with increased sales. Publishing segment SG&A expenses as a percentage of Publishing segment net sales during 2007 remained consistent with the percentage in 2006.

The $2.7 million increase in Film Production SG&A expenses in 2007 compared to 2006 reflects the ramp-up of our film production business, which was partially offset by the capitalization of overhead costs related to *The Incredible Hulk* and *Iron Man* film productions aggregating $1.0 million during 2007.

SG&A expenses included in All Other for 2007 decreased $18.8 million over 2006, principally reflecting a $18.1 million decline in the SG&A of our former toy manufacturing activities, from $27.3 million in 2006 to $9.2 million in 2007. This decrease was principally the result of the establishment of additional reserves in 2006 for estimated uncollectible amounts due from Toy Biz Worldwide, Ltd. ("TBW") in the amount of $2.6 million, which were reduced by $1.4 million in 2007 upon settling with TBW. This caused a decrease of $4.0 million in SG&A in 2007 compared with the prior year. As a result of the shift to Hasbro , SG&A of our former toy manufacturing activities also declined due to decreases in general selling expenses of $3.1 million, royalties payable to studios of $3.7 million and payroll of $5.3 million. Decreases related to corporate overhead were primarily due to a non-recurring credit in 2007 associated with pension accounting for the Fleer/Skybox International Retirement Plan and a $0.4 million decrease in consulting and payroll related expenses. This was partially offset by a $1.8 million increase in legal fees.

Depreciation and Amortization

Depreciation and amortization expense decreased $8.3 million to $6.0 million in 2007 (from $14.3 million in 2006) as a result of decreased tooling costs due to the cessation of our production of Marvel-branded toys.

We account for our goodwill under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, goodwill is not amortized but is subject to annual impairment tests. Our most recent annual impairment review did not result in an impairment charge.

Other Income

Other income increased $0.8 million to $2.6 million in 2007 (from $1.8 million in 2006). During 2007, other income primarily resulted from $2.1 million in realized gains generated from forward contracts entered into during 2007 to mitigate our risk of fluctuations in the Canadian dollar related to the Canadian filming of *The Incredible Hulk.* Other income also benefited from $0.6 million in sales of fully depreciated tooling used by our former Toy segment. These increases were partially offset by a $0.9 million decrease in the fair value of the interest rate cap associated with the film facility.

During 2006, other income consisted principally of $1.6 million of non-recurring income resulting from payments received for our agreement to vacate leased property earlier than provided for in a lease and our agreement to allow our tenant to vacate property earlier than provided for in its lease and $0.8 million in sales of fully depreciated tooling used by our former Toy segment. These increases were offset by a $1.5 million decrease in the fair value of the interest rate cap associated with the film facility.

Operating Income

	Years ended December 31,			
	2007		2006	
	Amount	Margin	Amount	Margin
	(dollars in millions)			
Licensing	$ 255.5	74%	$ 82.1	62%
Publishing	53.5	43%	44.1	41%
Film Production	(7.5)	N/A	(7.5)	N/A
All Other	(27.1)	N/A	(6.1)	N/A
Total	**$ 274.4**	**56%**	**$ 112.6**	**32%**

Consolidated operating income increased $161.8 million to $274.4 million during 2007, primarily due to a $211.2 million increase in net sales from the Licensing segment, which generates the highest margins. This increase was partially offset by an 85% decline in sales within All Other due to our exit from toy manufacturing operations. This also caused consolidated operating margins to increase significantly, from 32% during 2006 to 56% during 2007.

Operating income in the Licensing segment increased $173.4 million, which caused operating margins to increase from 62% to 74%, primarily due to the increase in merchandise licensing revenue from the Joint Venture. The margins of Joint Venture merchandise licensing are higher than most other merchandise licensing because Sony Pictures' share of the Joint Venture's operating results is classified as minority interest expense, whereas other studios' shares of license royalty income is recorded within SG&A expense.

Operating income in the Publishing segment increased $9.4 million and margins improved from 41% in 2006 to 43% in 2007 due to the increase in net sales volume with improved gross margins resulting from larger print runs of more successful titles.

During 2007, the Film Production operating loss reflects the SG&A costs noted above and a charge of $0.9 million for the decrease in the fair value of the interest rate cap associated with our film facility, offset by a $2.1 million increase in the fair value of forward contracts for the Canadian dollar. The forward contracts were entered into during 2007 in connection with the production of *The Incredible Hulk*. During 2006, the Film Production operating loss reflects the SG&A costs noted above and a charge of $1.5 million for the decrease in the fair value of the interest rate cap.

All Other operating costs primarily represent corporate overhead expenses, and the operating loss of our former toy manufacturing operations of $4.7 million in 2007 and the operating income for these operations of $16.6 million in 2006. The $21.0 million increase in operating costs is the result of the $21.3 million decrease in the operating income of our former toy manufacturing operations.

Interest Expense

	Years ended December 31,	
	2007	2006
	(dollars in millions)	
Interest incurred, HSBC line of credit	$ 0.1	$ 2.4
Interest incurred, film facilities	22.1	13.0
Total Interest incurred	**22.2**	**15.4**
Less: Interest capitalized	(8.4)	(0.2)
Total	**$ 13.8**	**$ 15.2**

From 2006 to 2007, there was a $6.8 million increase for interest we incurred. The increase was primarily the result of borrowings for the movie productions *Iron Man* (beginning in the first quarter of 2007) and *The Incredible Hulk* (beginning in the second quarter of 2007), offset by a decrease in our short-term borrowings under our HSBC line of credit to finance repurchases of our common stock. During 2007, $8.4 million of interest cost related to movie production borrowings was capitalized into film inventory, an increase of $8.2 million over the 2006 amount. This led to a $1.4 million net reduction in interest expense from 2006 to 2007.

Interest Income

Interest income reflects amounts earned on our cash equivalents and short-term investments. Interest income increased $1.1 million to $2.6 million in 2007 as compared to 2006, due to higher levels of cash equivalents and short-term investments in 2007 than in 2006.

Income Taxes

Our annual effective tax rate differs from the federal statutory rate due to the effects of state and local taxes and elimination of the minority share of Joint Venture earnings from reported income before income tax expense. Our effective tax rates for the years ended December 31, 2007 and 2006 were 37.6% and 39.5%, respectively. The 1.9% reduction in the effective tax rate was principally caused by higher Joint Venture income, partially offset by state and local income taxes.

As of December 31, 2007, we retained various state and local net operating loss carryforwards of $354 million. As of December 31, 2007, there was a valuation allowance of $1.2 million against capital loss carryforwards and state and foreign net operating loss carryforwards.

Minority Interest

Minority interest expense, related to the Joint Venture, amounted to $24.5 million in 2007 and $1.0 million in 2006. This increase of $23.5 million reflects the increased operations from licensing associated with the Spider-Man films, the most recent of which was the May 2007 release of *Spider-Man 3*.

Earnings per Share

Diluted earnings per share increased to $1.70 in 2007 from $0.67 in 2006 reflecting a 138% increase in net income and a 5.5% reduction in the weighted average number of shares outstanding due to the effect of treasury share repurchases (8.5 million shares acquired in 2007).

Liquidity and Capital Resources

Our primary sources of liquidity are cash, cash equivalents, cash flows from operations, our film credit facilities and the HSBC line of credit, described below. We anticipate that our primary uses for liquidity will be to conduct our business, including our obligation to fund 33% of the budget of each of our prospective self-produced films commencing with Iron Man 2 and Thor in 2009, and to repurchase our common stock.

During 2008, our cash and cash equivalents increased by $75.2 million as a result of the $181.3 million of net cash provided by operating activities, which represents an increase of $187.9 million over the $6.6 million of cash used in operating activities during 2007. The increase is principally the result of strong cash collections from our Licensing segment and a $197.9 million reduction in film expenditures in 2008 over 2007. Our film-production expenditures, including expenditures funded by draw-downs from our film facilities, appear on our accompanying consolidated statements of cash flows as cash used in operating activities. The related draw-downs appear on our accompanying consolidated statements of cash flows as cash provided by financing activities.

Our working capital deficiency decreased $82.2 million from $108.5 million at December 31, 2007 to $26.3 million at December 31, 2008, primarily reflecting a $115.8 million increase in accounts receivable, which primarily relates to fourth quarter *Iron Man* revenue that we received from our distributor in February 2009, and the $181.3 million of cash generated through operations noted above. These improvements in working capital were partially offset by the repurchase of $60 million of long-term mezzanine debt using cash from operations and a $162.5 million increase in short-term borrowings principally representing the amount of borrowings under our film facility that we estimate to be repaid over the twelve-month period beginning on January 1, 2009.

Net cash flows used in investing activities for the year ended December 31, 2008 reflects the use of restricted cash to fund production expenses and distribute cash to our Joint Venture partner, and the purchase of short-term investments using cash from operations. Cash equivalents at December 31, 2008 consist principally of U.S. Treasury Bills and short-term bank CD's (covered by the U.S. Government's Temporary Liquidity Guarantee Program). Net cash flows used in investing activities for the year ended December 31, 2007 reflect the purchase of short-term investments using our excess cash and the use of restricted cash to fund production expenses and obligations under the film facility.

Net cash used in financing activities during the year ended December 31, 2008 reflects $180.5 million in repayments of our film facility borrowings, including our repurchase of all $60.0 million of long-term mezzanine debt for $58.1 million using cash from operations, partially offset by $106.3 million in borrowings under our film facility during that period. In addition, we repurchased 0.4 million shares of our common stock at a cost of $10.5 million. During the year ended December 31, 2007, we repurchased 8.5 million shares of our common stock at a cost of $212.0 million. Repurchases were financed through cash generated from operations. At December 31, 2008, the remaining amount authorized and available for stock repurchases was $127.7 million.

MVL Film Finance LLC maintains a $525 million credit facility for producing theatrical motion pictures based on our characters. MVL Film Finance LLC's ability to borrow under the film facility expires on September 1, 2012. The film facility expires on September 1, 2016, subject to extension by up to ten months under certain circumstances. The expiration date and final date for borrowings under the film facility occur sooner if the films produced under the facility fail to meet certain defined performance measures. The film facility consists of $465 million in revolving senior bank debt and $60 million in mezzanine debt, which is subordinated to the senior bank debt and, as discussed below, was repurchased by us. Both Standard & Poor's, a division of the McGraw-Hill Companies, Inc., and Moody's Investor Rating Service, Inc. have given the senior bank debt investment grade ratings. In addition, Ambac Assurance Corporation has insured repayment of the senior bank debt. In exchange for the repayment insurance, we pay Ambac a fee calculated as a percentage of senior bank debt, but in no event less than $3.4 million per year. The interest rates for outstanding senior bank debt, and the fees payable on unused senior bank debt capacity, both described below, include the percentage fee owed to Ambac (assuming the minimum has been reached). During 2008, our wholly-owned subsidiary, MVL International C.V. repurchased all $60 million of the mezzanine debt for $58.1 million. The mezzanine debt remains outstanding and MVL International C.V. receives the interest payments made by MVL Film Finance LLC with respect to this debt. The interest expense and interest income related to the mezzanine debt are therefore eliminated in our consolidated results and our consolidated financial position does not include the mezzanine debt.

All future interest payable under the film facility must now be paid from the films' net collections, rather than from any of our other sources of cash. Effective December 31, 2008, the film facility requires us to maintain a liquidity reserve of $25 million, included in restricted cash, to cover future interest payments in the event that the films' net collections are not sufficient to make these payments. If we do not release a film in 2010, 2011 and 2012 or our sixth film under the facility by August 26, 2012, the liquidity reserve requirement will be increased to $45 million.

The film facility also requires us to maintain an interest reserve equal to the subsequent quarter's estimated interest. As of December 31, 2008, this reserve was $6.4 million, and is included in restricted cash.

In February 2009, we repaid $109 million of our film facility debt using net collections from *Iron Man*.

The interest rate for the mezzanine debt is LIBOR plus 7.0%. As noted above, we repurchased the mezzanine debt and, accordingly, interest expense, from the dates of repurchase, related to the mezzanine debt is not reflected in our consolidated operating results.

The interest rate for outstanding senior bank debt is currently LIBOR (1.43% at December 31, 2008) or the commercial paper rate, as applicable, plus 2.935%. The LIBOR rate on our outstanding senior bank debt resets to the quoted LIBOR rate two business days preceding the commencement of each calendar quarter. The commercial paper rate resets periodically depending on how often our lenders issue commercial paper to fund their portion of our outstanding debt. The weighted average interest rate of our senior bank debt was 5.78% at December 31, 2008.

The film facility requires us to pay a fee on any senior bank debt capacity that we are not using. This fee is currently 0.90%, and is applied on $465 million reduced by the amount of any outstanding senior bank debt.

In June 2008, Ambac's rating was downgraded by S&P from AAA to AA. The downgrade caused an increase of 1.30% in our interest rate for outstanding senior bank debt and an increase of 0.30% in the fee payable on our unused senior bank debt capacity. These increases are reflected in the rates noted above. Any further downgrades of Ambac's rating, such as the one by Moody's on November 5, 2008 (to Baa1), do not affect our rate of interest or fees under the film facility.

If the senior bank debt's rating (without giving effect to Ambac's insurance) by either S&P or Moody's were to fall below investment grade, the interest rate for the outstanding senior bank debt would increase by up to an additional 0.815%. In addition, if the ratio of our indebtedness, excluding the film facility, to our total capital, defined as our consolidated equity plus indebtedness excluding film facility indebtedness, were to exceed 0.4 to 1.0, then the interest rate for outstanding senior bank debt could increase by up to an additional 0.50%. In light of recent adverse developments in the credit markets, we have assessed the economic impact on our film production activities from the actual and potential increases in interest rates described above. We do not believe the actual or potential impact from these rate increases to be material.

The film facility requires the maintenance of a minimum tangible net worth, a prospective cash coverage test, an historical cash coverage test and an asset coverage ratio, each measured quarterly, and compliance with various administrative covenants. We have maintained compliance with all required provisions of the film facility since its inception.

Until recently, we would also have been required, before our fifth film's funding, either to obtain a cumulative, minimum budget percentage (33%) from our pre-sales of film distribution rights in Australia and New Zealand, Japan, Germany, France and Spain (the "Reserved Territories"), together with the proceeds of any government rebate, subsidy or tax incentive and any other source of co-financing, or to fund that budget percentage with our own cash (the "Pre-Sales Test"). The Pre-Sale Test has now been effectively subsumed by other terms of the film facility, as explained below. Future distribution in the Reserved Territories will be handled by Paramount, with limited exceptions.

The film facility requires us to fund 33% of the budget of each film distributed under the distribution agreement with Paramount that we entered into in the third quarter of 2008. The film facility will provide up to 67% of the budget (reduced by the proceeds of any co-financing). After deduction of Paramount's distribution fees and expenses in the Reserved Territories, we will be entitled to recoup our 33% contribution from all film proceeds from the Reserved Territories. Our recoupment will be crossed among all films distributed under the distribution agreement with Paramount and among all Reserved Territories. After recoupment of our 33% contribution, all additional film proceeds from the Reserved Territories will be used to pay down borrowings under the film facility.

In January 2009, we repaid $16.3 of film facility borrowings with our own cash. That payment, combined with the pre-sales of distribution rights in the Reserved Territories and other co-financing proceeds for *Iron Man* and *The Incredible Hulk*, equals 33% of those films' budgets. Because of the requirement that we fund 33% of future films, we therefore expect to be in compliance, without any further action on our part, with the Pre-Sale Test when it is first applied (upon funding of the fifth film) and at all relevant times thereafter.

In the first quarter of 2009, we amended the film facility to allow us, at our option, to utilize a lower cost completion bond structure. In order to take advantage of this lower cost completion bond structure for a picture, we will need to escrow approximately $26 million ($31.5 million for *Iron Man 2*) for the duration of production. Upon completion of the film, the escrowed funds will be returned to us. However, the amount of escrowed funds returned to us will be reduced to the extent that the cost of the film exceeds 110% of its budget.

If one of the banks in our film facility's lending consortium were to default in making a required funding and if we were unable to arrange for a replacement bank, the amount available to us under the film facility would drop by the amount of the defaulting bank's unused commitment and our film productions could be disrupted as a result.

We maintain a $100 million revolving line of credit with HSBC Bank USA, National Association (the "HSBC Line of Credit") with a sub-limit for the issuance of letters of credit. The HSBC Line of Credit expires on March 31, 2010. Borrowings under the HSBC Line of Credit may be used for working capital and other general corporate purposes and for repurchases of our common stock. The HSBC Line of Credit contains customary event-of-default provisions and a default provision based on our market capitalization. We are in compliance with the covenants of the facility, which include net income, leverage and free cash flow, as of December 31, 2008 and continue to be in compliance. The HSBC Line of Credit is secured by a lien in (a) our accounts receivable, (b) our rights under our license with Hasbro and (c) all of our treasury stock repurchased by us after November 9, 2005. Borrowings under the HSBC Line of Credit bear interest at HSBC's prime rate or, at our option, at LIBOR plus 1.25% per annum. As of December 31, 2008, we had no borrowings outstanding under the HSBC Line of Credit.

Our capital expenditures for the years ended December 31, 2008 and 2007 were $2.4 million and $2.7 million, respectively. We do not expect to have significant capital expenditures in 2009. Capital expenditures do not include film costs that we capitalize into film inventory.

In September 2008, we entered into a lease for the rental of sound stages where we intend to film our next four self-produced films, and for Marvel Studios' new production and corporate office space, located in Manhattan Beach, California. The lease has an initial term of three years, with four successive one-year extension options. We anticipate making aggregate rental payments under this lease of approximately $14 million over the three-year period beginning January 1, 2009.

In February 2009, we repurchased 0.3 million shares of our common stock for $6.5 million.

We believe that our cash and cash equivalents, cash flows from operations, the film facilities, and the HSBC line of credit will be sufficient for us to conduct our business, including our obligation to fund 33% of the budget of each of our prospective self-produced films, and to make repurchases, if any, under our current stock repurchase program.

The following table sets forth our contractual obligations as of December 31, 2008:

Contractual Obligations	Payments Due By Period				
(Amounts in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Animated television production obligations	$ 15,870	$ 15,359	$ 511	$ –	$ –
Long-term debt obligations*	$ 213,001	$ 204,800	$ 8,201	–	–
Capital lease obligations	–	–	–	–	–
Operating lease obligations	21,242	7,381	13,452	409	–
Licensed-in toy royalty obligations	1,200	1,200	–	–	–
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	6,710	1,000	2,000	1,850	1,860
Expected pension benefit payments	15,303	1,365	2,866	3,026	8,046
Total	$ 273,326	$ 231,105	$ 27,030	$ 5,285	$ 9,906

*Scheduled repayment based on the minimum expected term of the film facility. Such amount may be repaid earlier depending on the success of theatrical releases under the film facility.

Our balance sheet includes $59.3 million of non-current tax reserves (including estimated interest and penalties of $5.5 million) for uncertain tax positions under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). However, it is not possible to predict or estimate the timing of payments for these obligations. We do not expect to make any significant payments for these uncertain tax positions within the next twelve months.

We believe that our financial condition is strong and that our cash balances, other liquid assets, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses and development of new projects. However, our operating cash flow and access to the capital markets can be affected by macroeconomic factors outside of our control. See "Item 1A – Risk Factors". In addition to macroeconomic factors, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by certain financial covenants in our debt arrangements discussed above.

Critical Accounting Policies and Estimates

General

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies used by us in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. Our estimates include amounts related to the estimate of ultimate revenues for each of our films, the realizability of film inventory, valuation allowances for deferred income tax assets, reserves for uncertain tax positions, character allocation in computing studio share of royalties payable, the reserve for uncollected minimum royalty guarantees, provisions for returns, pension plan assumptions, the realizability of goodwill, the realizability of inventories, other sales allowances and doubtful accounts, depreciation and amortization periods for equipment, litigation related accruals, and forfeiture rates related to employee stock compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are reviewed by management on an ongoing basis and by the Audit Committee at the end of each quarter prior to the public release of our financial results. Management believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Book Sales, Sales Returns and Customer Allowances

Trade paperback and hardcover book sales, returnable comic books and custom publishing, are recorded when title and risk of ownership have passed to the buyer. Provisions for future returns and other sales allowances are established based upon historical experience, adjusting for current economic and other factors affecting the customer. We regularly review and revise, when considered necessary, our estimates of sales returns based primarily upon actual returns, and estimated sell-through at the retail level. No provision for sales returns is provided when the terms of the underlying sales do not permit the customer to return product to us. Return rates for returnable comic book sales, traditionally sold at newsstands and bookstores, are typically higher than those related to trade paperback and hardcover book sales.

Comic book revenues – non-returnable and other

Sales of comic books to the direct market, our largest channel of comic book distribution, are made on a non-returnable basis and related revenues are recognized in the period the comic books are made available for sale (on-sale date established by us). Revenue from advertising in our comic books is also recognized in the period that the comic books are made available for sale. Subscription revenues related to our comic book business are generally collected in advance for a one-year subscription and are recognized as income on a pro rata basis over the subscription period as the comic books are delivered.

License Revenues

Revenue from licensing our characters is recorded in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 104 "Revenue Recognition" (an amendment of Staff Accounting Bulletin No. 101 "Revenue Recognition") ("SAB 104"). Under the SAB 104 guidelines, revenue is recognized when the earnings process is complete. This is considered to have occurred when persuasive evidence of an agreement between us and the customer exists, when the characters are freely and immediately exploitable by the licensee and we have satisfied our obligations under the agreement, when the amount of revenue is fixed or determinable and when collection of unpaid revenue amounts is reasonably assured.

For licenses that contain non-refundable minimum payment obligations to us, we recognize such non-refundable minimum payments as revenue at the inception of the license, prior to the collection of all amounts ultimately due, provided all the criteria for revenue recognition under SAB 104 have been met. Receivables from licensees due more than one year beyond the balance sheet date are discounted to their present value.

The earnings process is not complete if, among other things, we have significant continuing involvement under the license, we have placed restrictions on the licensee's ability to exploit the rights conveyed under the contract or we owe a performance obligation to the licensee. In the case where we have significant continuing involvement or where any restrictions remain on the licensee's rights (e.g., no sales of products based on a specific character allowed until a future date), we recognize revenue as the licensee reports its sales and corresponding royalty obligation to us. Where we have a performance obligation, minimum royalty collections are not recognized until our performance obligation has been satisfied. Minimum payments collected in advance of recognition are recorded as deferred revenue. In any case where we are unable to determine that the licensee is sufficiently creditworthy, we recognize revenue only to the extent of cash collections. When cumulative reported royalties exceed the minimum royalty payments, the excess royalties are recorded as revenue when collected and are referred to as "overages".

As discussed above, beginning in 2008, revenues earned from Hasbro, and related expenses, are included in our Licensing segment.

Revenues related to the licensing of animation are recognized when persuasive evidence of a sale or licensing arrangement with a customer exists, when an episode is delivered in accordance with the terms of the arrangement, when the license period of the arrangement has begun and the customer can begin its exhibition, when the arrangement fee is fixed or determinable, and when collection of the arrangement fee is reasonably assured.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. In evaluating the collectibility of accounts receivable, we consider a number of factors, including the age of the accounts, changes in status of the customers' financial condition and other relevant factors. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.

Excess and Obsolete Inventory

We write down excess and obsolete inventory to its estimated realizable value based upon assumptions about future product demand, consumer trends, the success of related feature films, the availability of alternate distribution channels and overall market conditions. If actual product demands, consumer trends and market conditions are less favorable than those projected by us, additional inventory write-downs could be required.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization is computed using the straight-line method generally over a three to five-year life for furniture and fixtures and office equipment, and over the shorter of the life of the underlying lease or estimated useful life for leasehold improvements. Expenditures for major software purchases and software developed for internal use are capitalized and depreciated using the straight-line method over the estimated useful lives of the related assets, which is generally 3 years. For software developed for internal use, all external direct costs for materials and services are capitalized in accordance with AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Total capitalized internal use software costs were $5.5 million and $3.5 million at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization for fixed assets was $4.7 million and $3.2 million at December 31, 2008 and 2007, respectively, of which $3.0 million and $2.0 million related to internal use software. Amortization expense for internal use software was $1.0 million, $1.0 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Film Production Operations

Film Inventory

In general, we are responsible for all of the costs of developing and producing our feature films. The film's distributor is responsible for the out-of-pocket costs, charges and expenses (including contingent compensation and residual costs, to a defined limit) incurred in the distribution, manufacturing, printing and advertising, marketing, publicizing and promotion of the film in all media (referred to in the aggregate as the distributor's costs). The distributor's costs are not included in film inventory.

We account for our film inventory under the guidance provided by AICPA Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). We capitalize all direct film production costs, such as labor costs, visual effects and set construction. Those capitalized costs, along with capitalized production overhead and capitalized interest costs, appear on our balance sheet as an asset called film inventory. Production overhead includes allocable costs, including cash and stock compensation and benefits, of individuals or departments with exclusive or significant responsibility for the production of films. Capitalization of production overhead and interest costs commences upon completion of the requirements for funding the production under the film facility and ceases upon completion of the production. In 2008, 2007 and 2006, we capitalized interest costs of $5.1 million, $8.4 million and $0.2 million, respectively and those amounts were included in film inventory.

We also capitalize the costs of projects in development into film inventory. Those costs consist primarily of script development. In the event that a film does not begin pre-production within three years from the time of the first capitalized transaction, or if an earlier decision is made to abandon the project, all capitalized costs related to these projects are expensed. During 2008 and 2007, $1.7 and $1.3 million, respectively, of film development costs were written off and included in selling, general and administrative expenses in the accompanying consolidated statements of net income.

Once a film is released, using the individual-film-forecast computation method, the amount of film inventory relating to that film is amortized and included in each period's costs of revenue in the proportion that the film's revenue during the period bears to the film's then-estimated total revenue, net of the distributor's costs, over a period not to exceed ten years (ultimate revenues). Estimates of ultimate revenues for each film are regularly reviewed and revised as necessary based on the latest available information. Reductions in those revenue estimates could result in the write-off, or the acceleration of the amortization, of film inventory in that reporting period; increases in those revenue estimates could result in reduced amortization in that period.

As of December 31, 2008, our Film Production segment had film inventory, net of amortization, of $181.6 million, primarily for the *Iron Man* and *The Incredible Hulk* productions.

Film Revenue

The amount of revenue recognized from our films in any given period depends on the timing, accuracy and sufficiency of the information we receive from our distributors.

After remitting to us five percent of the film's gross receipts, the distributor is entitled to retain a fee based upon the film's gross receipts and to recoup all of its costs on a film-by-film basis prior to our receiving any additional share of film receipts. Any of the distributor's costs for a film that are not recouped against receipts for that film are borne by the distributor. Our share of the film's receipts, as described above, is recognized as revenue when reported due to us by the distributor. We have also received minimum guarantees from local distributors in five territories. In those territories, we began to recognize revenue when the film was made available for exhibition in theaters.

Revenue from the sale of home video units is recognized when our distributors report as due to us the home video sale proceeds that they have collected from retailers. We provide for future mark-downs and returns of home entertainment product at the time the related revenue is recognized, using estimates. Our estimates are calculated by analyzing a combination of our distributors' historical returns and mark-down practices, our distributors' estimates of returns of our home video units, current economic trends, projections of consumer demand for our home video units and point-of-sale data available from retailers. We periodically review our estimates using the latest information available.

Revenue from both free and pay television licensing agreements is recognized at the time the production is made available for exhibition in those markets.

Goodwill

We have significant goodwill on our balance sheet, which resulted from the acquisition of Marvel Entertainment Group, Inc. in 1998. Goodwill is accounted for under the guidance provided by Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As required by SFAS 142, goodwill is allocated to various operating segments (see Note 11).

To determine if there is potential goodwill impairment, SFAS 142 requires us to compare the fair value of each of our reporting units (which are our operating segments) to its carrying amount on an annual basis. To determine the fair value of our reporting units, we generally use a present value technique (forecasted discounted cash flow) corroborated by market multiples when available and as appropriate. If the fair value of our reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. As of December 31, 2008, our goodwill was not impaired.

Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Studio and Talent Share of Royalties

We share merchandise licensing revenues with movie studio licensees for Marvel characters portrayed in theatrical releases. Typically, the studio is paid up to 50% of the total license income derived from licensing for a specific character, in most cases net of a distribution fee retained by us, and in some instances with adjustments for characters that have generated sales prior to the theatrical release. In accounting for amounts payable to studios under multi-character licensing agreements, we make an initial estimate of how minimum guarantees recognized as revenue will be shared among the various studios. This estimate is subsequently adjusted based on actual royalties reported to us by our licensees. We also share merchandise licensing revenue with talent for the use of their likeness in licensed products. We accrue our obligation to talent based upon the talent's contractual participation rate. In the case of licensed films, we depend on the licensee to provide that information to us. In 2008, 2007 and 2006, we provided for $27.2 million, $42.8 million and $23.6 million, respectively, for the share of royalties due to movie studios and talent. The 2008 expense reflects an $8.3 million reduction to our estimate of royalties payable to talent.

Accounting for Joint Venture

The operations of the Joint Venture have been consolidated in our consolidated financial statements, including revenues of $57.4 million, $122.0 million and $4.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Joint Venture distributes to us and to Sony Pictures all cash received, proportionate to each party's interest, on at least a quarterly basis. At December 31, 2008, advances to joint venture partner of $0.9 million reflects distributions made to Sony Pictures in connection with cash received by the Joint Venture from minimum royalty advances on Spider-Man 4 licensing contracts for which the Joint Venture has not yet recognized revenue and earnings thereon. These advances or payments due are classified as current or non-current consistent with the classification of deferred revenue related to such advances, which is based on when the underlying deferred revenue is scheduled to be recognized. At December 31, 2007, we had $0.6 million in minority interest distributions due to Sony Pictures.

Pension

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. SFAS 158 also eliminates the option to use an early measurement date effective for fiscal years ending after December 15, 2008. We adopted the recognition provisions of SFAS 158 effective December 31, 2006 and early adopted the measurement provision in the first quarter of 2007. The impact of this adoption was minimal as a result of our already reporting our unfunded obligation related to the Fleer/Skybox Plan (as defined in Note 10), a frozen plan, as a liability in the statement of financial position.

Accounting for Stock-Based Compensation

We account for stock-based compensation cost under the provisions SFAS No. 123(R) "Share-Based Payment" ("SFAS 123R"), which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). SFAS No. 123R also requires the related excess tax benefit received upon exercise of stock options or vesting of restricted stock, to be reflected in the statement of cash flows as a financing activity rather than an operating activity. In connection with the implementation of SFAS No. 123R, we elected the short-cut method in determining our additional paid-in capital pool of windfall benefits and the graded vesting method to amortize compensation expense over the service period.

We did not grant any stock option awards during 2008, 2007 or 2006. As of December 31, 2007, all of our issued stock options have vested and, accordingly, we have no remaining unrecognized compensation cost related to nonvested stock option awards. During the years ended December 31, 2007 and 2006, we recognized $2.3 million and $5.9 million, respectively, of compensation expense associated with previously granted stock options, which was classified in selling, general and administrative expense. The charge for the years ended December 31, 2007 and 2006, net of income tax benefit of $0.9 million and $2.3 million, respectively, has reduced basic and diluted earnings per share by $0.02 and $0.04, respectively. The tax benefit realized from stock-based compensation totaled $8.7 million, $2.5 million and $64.8 million (due to higher than usual stock option exercises) for the years ended December 31, 2008, 2007 and 2006, respectively.

We used the Black-Scholes option pricing model to value the compensation expense associated with our stock option awards under SFAS 123R. In addition, we estimated forfeitures when recognizing compensation expense associated with our stock options, and adjusted our estimate of forfeitures when they were expected to differ. Key input assumptions used to estimate the fair value of stock options included the market value of the underlying shares at the date of grant, the exercise price of the award, the expected option term, the expected volatility (based on historical volatility) of our stock over the option's expected term, the risk-free interest rate over the option's expected term, and our expected annual dividend yield.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing model does not necessarily provide a reliable measure of the fair value of our employee stock options.

Commitments and Contingencies

Legal Matters

On January 26, 2009, in the United States District Court for the Southern District of New York, four purported shareholders of Stan Lee Media, Inc. ("SLM"), individually and on behalf of all SLM shareholders, filed a derivative action against Marvel, Isaac Perlmutter (our President and Chief Executive Officer), Avi Arad (a former officer and director), Stan Lee, Joan C. Lee, Joan Lee and Arthur Lieberman. The complaint alleges that SLM is the owner of rights in characters co-created by Mr. Lee while he was employed by our predecessors, the Marvel name and trademark, and Mr. Lee's name and likeness (collectively, the "Intellectual Property"). The plaintiffs allege that prior to the date Mr. Lee entered into a new employment agreement with us in 1998, Mr. Lee transferred his interest in the Intellectual Property to a predecessor of SLM. Mr. Lee has denied that he had any ownership interest in the Intellectual Property and that any transfer of those rights to SLM ever took place. The complaint in the plaintiffs' lawsuit also alleges that all defendants committed fraud, were involved in a conspiracy to deprive SLM of its ownership of the Intellectual Property, wrongfully failed to disclose the terms of a 2005 settlement of litigation brought against Marvel by Mr. Lee and wrongfully exploited claimed rights of SLM in the Intellectual Property. The relief sought by the complaint includes a declaration of SLM's rights in the Intellectual Property, compensatory and punitive damages of $750 million based on alleged breaches of fiduciary duty, unspecified damages for fraud, inducing a breach of fiduciary duty and civil conspiracy, an accounting of profits and the imposition of a constructive trust, unspecified treble damages for violations of SLM's Lanham Act rights, SLM's rights of publicity and for unfair business practices. We believe all claims in the complaint are without merit.

On March 30, 2007, in the United States District Court for the Southern District of Illinois, Gary Friedrich and Gary Friedrich Enterprises, Inc. ("Friedrich") filed a lawsuit against us, and numerous other defendants including Sony Pictures Entertainment, Inc., Columbia Pictures Industries, Inc., Hasbro, Inc. and Take-Two Interactive Software, Inc. That suit has been transferred to the Southern District of New York. The complaint alleges that Friedrich is the owner of intellectual property rights in the character Ghost Rider and that we and other defendants have exploited the Ghost Rider character in a motion picture and merchandise without Friedrich's consent. Friedrich has asserted numerous claims including copyright infringement, negligence, waste, state law misappropriation, conversion, trespass to chattels, unjust enrichment, tortious interference with right of publicity, and for an accounting. We believe Friedrich's claims to be without merit.

We are also involved in various other legal proceedings and claims incident to the normal conduct of our business. Although it is impossible to predict the outcome of any legal proceeding and there can be no assurances, we believe that our legal proceedings and claims, individually and in the aggregate, are not likely to have a material adverse effect on our financial condition, results of operations or cash flows.

We regularly evaluate our litigation claims to provide assurance that all losses and disclosures are provided for in accordance with SFAS No. 5 "Accounting for Contingencies" ("SFAS 5"). Our evaluation of legal matters involves considerable judgment by us. We engage internal and outside legal counsel to assist in the evaluation of these matters. Accruals for estimated losses, if any, are determined in accordance with the guidance provided by SFAS 5.

Income Taxes

We use the liability method of accounting for income taxes as prescribed by Financial Accounting Standard No. 109, Accounting for Income Taxes (SFAS 109). Under this method, income tax expense is based on reported income before income taxes, and deferred income taxes are recorded as a result of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes, measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

Income tax expense includes U.S. federal, state and local, and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent that such earnings are not permanently reinvested.

We are not responsible for the income taxes related to the minority share of the Joint Venture's earnings. The tax liability associated with the minority share of the Joint Venture's earnings is therefore not reported in our income tax expense, even though all of the Joint Venture's revenues and expenses are consolidated in our reported income before income tax expense. Joint Venture earnings therefore have the effect of lowering our effective tax rate. This effect is more pronounced in periods in which Joint Venture earnings are higher relative to our other earnings.

We consider future taxable income and potential tax planning strategies in assessing the potential need for valuation allowances against deferred tax assets. If actual results differ from estimates or if we adjust these assumptions in the future, we may need to adjust our deferred tax assets or liabilities, which could impact our effective tax rate in future periods.

On January 1, 2007, we adopted the provisions of FIN 48, which clarifies accounting for uncertain income tax positions. This interpretation requires us to recognize in the consolidated financial statements only those tax positions we determine to be more likely than not of being sustainable upon examination, based on the technical merits of the positions, under the presumption that the taxing authorities have full knowledge of all relevant facts (see Note 8). The determination of which tax positions are more likely than not sustainable requires us to use significant judgments and estimates, which may or may not be borne out by actual results.

Recent Accounting Standards Adopted in 2008

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a common definition for fair value to be applied to GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. FSP FAS No. 157-2 "Partial Deferral of the Effective Date of Statement 157" ("FSP 157-2"), deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We do not expect the adoption of FSP 157-2 to have a material impact on our consolidated financial statements. In October 2008, the FASB issued FSP FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 when the market for a financial asset is not active. FSP 157-3 was effective upon issuance, including reporting for prior periods for which financial statements have not been issued. The adoption of FSP 157-3 for reporting as of December 31, 2008 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 became effective for the fiscal year beginning January 1, 2008. We did not elect the fair value option for any items under SFAS 159.

Recent Accounting Standards Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 expands quarterly disclosure requirements in SFAS 133 about an entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We do not expect the adoption of this statement to have a material impact on disclosures in our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we hold bank deposits denominated in various currencies, which subjects us to currency rate fluctuation risk. A substantial portion of our international licenses are denominated in U.S. dollars, which insulates us from currency rate fluctuation risk on the minimum payments under those licenses. Currency fluctuations do affect, however, the value in U.S. dollars of sales of underlying licensed products in local currencies and therefore affect the rate at which minimum guarantees are earned out and the extent to which we receive overages on those licenses. Further, our international licenses that are denominated in foreign currencies subject us to currency rate fluctuation risk with respect to both minimum payments and overages. We believe that the impact of currency rate fluctuations do not represent a significant risk in the context of our current international operations.

In connection with our film facility, to mitigate our exposure to rising interest rates based on LIBOR, we entered into an interest rate cap to cover a majority of the notional amount of anticipated borrowings under this facility. We do not generally enter into any other types of derivative financial instruments in the normal course of business to mitigate our interest rate risk, nor are such instruments used for speculative purposes. In light of recent adverse developments in the credit markets, we have assessed the economic impact on our film production activities from the actual and potential increases in our film facility interest rates because of downgrades by S&P or Moody's. We do not believe the impact of these actual or potential increases to be material.

The current volatility and disruption to the capital and credit markets are causing contraction in the availability of business and consumer credit and has lead to a global recession. This current decrease and any future decreases in economic activity in the United States or other regions in the world in which we do business could significantly and adversely affect our future results of operations and financial condition in a number of ways. These economic conditions could reduce the performance of our theatrical and home entertainment releases and the ability of licensees to produce and sell our licensed consumer products and reduce demand for our publications, thereby reducing our revenues and earnings, and could cause our licensees to be unable or to refuse to make required payments to us under their license agreements.

Additional information relating to our outstanding financial instruments is included in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item, the reports of the independent registered public accounting firm on those financial statements and the related required financial statement schedule appear on pages F-2 and following. See the accompanying Index to Financial Statements and Financial Statement Schedule on page F-1. The supplementary financial data required by Item 302 of Regulation S-K appears in Note 13 to the December 31, 2008 Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Marvel's management has evaluated, with the participation of Marvel's chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of 2008, the fiscal year covered by this report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that those controls and procedures were effective as of the end of 2008.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

(1) Marvel's management is responsible for establishing and maintaining adequate internal control over financial reporting for Marvel, as that term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

(2) The framework used by management to evaluate the effectiveness of our internal control over financial reporting as required by paragraph (c) of Rule 13a-15 under the Securities Exchange Act of 1934 is the framework described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Marvel management's assessment is that our internal control over financial reporting was effective as of December 31, 2008, the fiscal year covered by this report.

(4) PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements and financial statement schedule included in this annual report, has also audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report included in this annual report.

Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers LLP referred to immediately above is provided on page F-2 below.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting identified by Marvel that occurred during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On December 5, 2008, our subsidiaries Marvel Studios, Inc., MVL Productions LLC and MVL Film Finance LLC entered into Amendment No. 7 to Transaction Documents by and among such subsidiaries and Ambac Assurance Corporation, in its capacity as Control Party ("Amendment No. 7"). Amendment No. 7 reduces, effective December 31, 2008, the funding requirement for a liquidity reserve that we are required to keep for the film facility from $45 million to $25 million. In the event that we do not release a film in 2010, 2011 and 2012 or our sixth film under the film facility by August 26, 2012, the liquidity reserve will be increased to $45 million. The above description of the terms of Amendment No. 7 is qualified in its entirety by reference to the full text of Amendment No. 7, which is filed as Exhibit 10.33 to this Annual Report on Form 10-K and is incorporated herein by reference.

On February 17, 2009, the Company and its subsidiaries Marvel Studios, Inc., MVL Productions LLC and MVL Film Finance LLC entered into Amendment No. 8 to Transaction Documents by and among the Company, such subsidiaries, Ambac Assurance Corporation, in its capacity as Control Party and HSBC Bank USA, National Association, it its capacity as Collateral Agent and Collection Account Bank ("Amendment No. 8"). Amendment No. 8 permits Marvel to set a budget for *Iron Man 2* that exceeds the maximum budget under our film facility. The film facility will fund the same percentage (i.e., 67%) of any amounts in excess of the cap and will be reimbursed for any such additional amounts out of Marvel's 5% producer fee on *Iron Man 2*. Amendment No. 8 also allows Marvel, at its option, to utilize a lower cost completion bond structure. In order to take advantage of this lower cost completion bond structure for a picture, Marvel will need to escrow funds for the duration of production. The escrowed funds on a picture would be at risk in the event that: (i) the picture is abandoned after over $100 million has been expended; or (ii) spending on the picture exceeds 110% of its budget. In addition, Amendment No. 8 technically amends the permitted investments for funds in the film facility's accounts. The above description of the terms of Amendment No. 8 is qualified in its entirety by reference to the full text of Amendment No. 8, which is filed as Exhibit 10.34 to this Annual Report on Form 10-K and is incorporated herein by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated in this annual report by reference to the information appearing under the captions "Corporate Governance," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement, which we intend to file not later than April 30, 2009, with the Securities and Exchange Commission.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated in this annual report by reference to the information appearing under the caption "Executive Compensation" in our definitive proxy statement, which we intend to file not later than April 30, 2009, with the Securities and Exchange Commission.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated in this annual report by reference to the information appearing under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in our definitive proxy statement, which we intend to file not later than April 30, 2009, with the Securities and Exchange Commission.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated in this annual report by reference to the information appearing under the caption "Transactions with Related Persons, Promoters and Certain Control Persons" and "Corporate Governance" in our definitive proxy statement, which we intend to file not later than April 30, 2009, with the Securities and Exchange Commission.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated in this annual report by reference to the information appearing under the caption "Independent Registered Public Accounting Firm" in our definitive proxy statement, which we intend to file not later than April 30, 2009, with the Securities and Exchange Commission.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

All financial statements and financial statement schedules filed with this report are listed on page F-1. All required exhibits are listed on the Exhibit Index immediately below.

EXHIBIT INDEX

Exhibit No.

3(i) Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3(i) of the Company's Current Report on Form 8-K dated February 23, 2006 and filed with the Securities and Exchange Commission on March 1, 2006.)

3(ii) Amended and Restated Bylaws, as amended through the date hereof. (Incorporated by reference to Exhibit 3(ii) of the Company's Current Report on Form 8-K dated October 23, 2008 and filed with the Securities and Exchange Commission on October 29, 2008.)

4.1 Article V of the Restated Certificate of Incorporation (see Exhibit 3(i), above), defining the rights of holders of Common Stock.

4.2 Rights Agreement, dated as of August 22, 2000, between the Company and American Stock Transfer & Trust Company as Rights Agent, defining the rights of holders of Preferred Share Purchase Rights. (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated August 22, 2000 and filed with the Securities and Exchange Commission on September 12, 2000.)

4.3 Amendment to Rights Agreement, dated as of November 30, 2001, by and between the Company and American Stock Transfer & Trust Company as Rights Agent. (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on December 4, 2001.)

4.4 Amendment No. 2 to Rights Agreement, dated as of October 7, 2002, by and between the Company and American Stock Transfer & Trust Company as Rights Agent. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated October 4, 2002 and filed with the Securities and Exchange Commission on October 7, 2002.)

10.1 1998 Stock Incentive Plan, as amended. (Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.)*

10.2 2005 Stock Incentive Plan, as amended. (Filed herewith.)*

10.3 Form of Stock Option Agreement under the 2005 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on May 4, 2005.)*

10.4 Form of Restricted Stock Agreement under the 2005 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on May 4, 2005.)*

10.5 Form of Performance-Based Restricted Stock Agreement under the 2005 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on May 4, 2005.)*

10.6 Form of Performance-Based Phantom Stock Agreement under the Company's 2005 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.)*

10.7 2005 Cash Incentive Compensation Plan, as amended. (Filed herewith.)*

10.8 Form of Performance-Based Award Letter under the Company's 2005 Cash Incentive Plan. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.)*

10.9 Nonqualified Stock Option Agreement, dated as of November 30, 2001, by and between the Company and Isaac Perlmutter. (Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on December 4, 2001.)*

10.10 Registration Rights Agreement, dated as of October 1, 1998, by and among the Company, Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited, Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, Mark Dickstein and Elyssa Dickstein, as Trustees of the Mark and Elyssa Dickstein Foundation, Elyssa Dickstein, Object Trading Corp., Whippoorwill/Marvel Obligations Trust - 1997, and Whippoorwill Associates, Incorporated. (Incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K/A dated and filed with the Securities and Exchange Commission on October 16, 1998.)*

10.11 Registration Rights Agreement, dated as of December 8, 1998, by and among the Company, Marvel Entertainment Group, Inc., Avi Arad, Isaac Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter Foundation Inc., and Zib Inc. (Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.)*

10.12 Warrant Shares Registration Right Agreement, dated as of November 30, 2001, by and between the Company and Isaac Perlmutter. (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on December 4, 2001.)*

10.13 Agreement of Sublease dated as of August 5, 2004, by and between CIBC World Markets Corp. and the Company. (Incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and filed with the Securities and Exchange Commission on March 9, 2005.)

10.14 Amendment to Agreement of Sublease dated as of February 17, 2005, by and between CIBC World Markets Corp. and the Company. (Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and filed with the Securities and Exchange Commission on March 9, 2005.)

10.15 Lease Agreement, dated as of February 15, 2005, by and between 417 Fifth Avenue LLC and the Company (Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and filed with the Securities and Exchange Commission on March 9, 2005.)

10.16 Lease, dated as of September 22, 2008, between MVL Productions LLC, as tenant, and CRP MB Studios, L.L.C., as landlord. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.)

10.17 Credit Agreement, dated as of November 9, 2005 among Marvel Entertainment, Inc. and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.)

10.18 Amendment No. 1 and Reaffirmation Agreement dated as of January 18, 2006 to Credit Agreement dated as of November 9, 2005, among the Company and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and filed with the Securities and Exchange Commission on August 8, 2006.)

10.19 Amendment No. 2 and Reaffirmation Agreement dated as of June 28, 2006 to Credit Agreement dated as of November 9, 2005, among the Company and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and filed with the Securities and Exchange Commission on August 8, 2006.)

10.20 Amendment No. 3 and Reaffirmation Agreement dated as of June 30, 2006 to Credit Agreement dated as of November 9, 2005, among the Company and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and filed with the Securities and Exchange Commission on August 8, 2006.)

10.21 Amendment No. 4 and Reaffirmation Agreement dated as of May 7, 2007 to Credit Agreement dated as of November 9, 2005, between Marvel Entertainment, Inc. and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and filed with the Securities and Exchange Commission on May 9, 2007.)

10.22 Amendment No. 5 and Reaffirmation Agreement dated as of August 21, 2007 by and among the Registrant, Marvel Characters, Inc. and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated August 21, 2007 and filed with the Securities and Exchange Commission on August 27, 2007.)

10.23 Pledge and Security Agreement, dated as of November 9, 2005, by Marvel Entertainment, Inc. and Marvel Characters, Inc. in favor of HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.)

10.24 Guaranty, dated as of November 9, 2005 by Marvel Characters, Inc. in favor of and for the benefit of HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.)

10.25 Credit and Security Agreement, dated as of August 31, 2005, by and among MVL Film Finance LLC, as Borrower, the Financial Institutions and Conduit Lenders identified therein, as Lenders, HSBC Bank USA, National Association, as the Collateral Agent and General Electric Capital Corporation, as Administrative Agent. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.26 Insurance and Indemnity Agreement, dated as of August 31, 2005, by and between the Company, MVL Film Finance LLC, MVL Productions LLC, MVL Rights LLC, Marvel Studios, Inc., the Collateral Agent and Ambac Assurance Corporation. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.27 Amendment No. 1 dated as of September 29, 2006 to Transaction Documents by and among MVL Film Finance LLC, MVL Productions LLC, Marvel Studios, Inc., Marvel Characters, Inc., MVL Rights LLC, Ambac Assurance Corporation and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated September 29, 2006 and filed with the Securities and Exchange Commission on October 5, 2006.)

10.28 Amendment No. 2 dated as of February 21, 2007 to Transaction Documents by and among MVL Film Finance LLC, MVL Productions LLC, Marvel Studios, Inc., Marvel Characters, Inc., MVL Rights LLC, Ambac Assurance Corporation and HSBC Bank USA, National Association. (Incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.29 Amendment No. 3 to Transaction Documents dated as of April 13, 2007 by and among HSBC Bank USA, National Association, in its capacity as Collateral Agent, Ambac Assurance Corporation, in its capacity as Control Party, MVL Productions LLC, Marvel Studios, Inc. and MVL Film Finance LLC. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated April 16, 2007 and filed with the Securities and Exchange Commission on April 19, 2007.)

10.30 Amendment No. 4 dated as of January 15, 2008 to Transaction Documents by and among MVL Film Finance LLC, MVL Productions LLC, Marvel Studios, Inc. and Ambac Assurance Corporation, in its capacity as Control Party. (Incorporated by reference to Exhibit 10.30 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007.)

10.31 Amendment No. 5 dated as of May 30, 2008 to Transaction Documents by and among MVL Film Finance LLC, MVL Productions LLC, Marvel Studios, Inc. and Ambac Assurance Corporation, in its capacity as Control Party. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.)

10.32 Amendment No. 6 dated as of September 17, 2008 to Transaction Documents by and among MVL Film Finance LLC, MVL Productions LLC, Marvel Studios, Inc. , Marvel Entertainment, Inc , Ambac Assurance Corporation, in its capacity as Control Party and HSBC Bank USA, National Association, in its capacities as Collateral Agent and Collection Account Bank. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated September 25, 2008 and filed with the Securities and Exchange Commission on September 29, 2008.)

10.33 Amendment No. 7 dated as of December 5, 2008 to Transaction Documents by and among MVL Film Finance LLC, MVL Productions LLC, Marvel Studios, Inc. and Ambac Assurance Corporation, in its capacity as Control Party. (Filed herewith.)

10.34 Amendment No. 8 dated as of February 17, 2009 to Transaction Documents by and among MVL Film Finance LLC, MVL Productions LLC, the Company, Marvel Studios, Inc., HSBC Bank USA, N.A., in its capacities as Collateral Agent and Collection Account Bank, and Ambac Assurance Corporation, in its capacity as Control Party. (Filed herewith.)

10.35 Master Development and Distribution Agreement, dated as of August 31, 2005, by and among MVL Film Finance LLC, MVL Productions LLC and Marvel Studios, Inc. (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.36 Assignment Agreement, dated as of August 31, 2005, by and between Marvel Characters, Inc. and MVL Rights LLC. (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.37 Exclusive Cross License Agreement, dated as of August 31, 2005, by and between MVL Rights LLC and MVL Film Finance LLC. (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.38 Hulk Exclusive Cross License Agreement dated as of September 29, 2006 by and between MVL Rights LLC and MVL Film Finance LLC. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated September 29, 2006 and filed with the Securities and Exchange Commission on October 5, 2006.)

10.39 Iron Man Exclusive Cross License Agreement dated as of September 29, 2006 by and between MVL Rights LLC and MVL Film Finance LLC. (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated September 29, 2006 and filed with the Securities and Exchange Commission on October 5, 2006.)

10.40 Exclusive License Agreement, dated as of August 31, 2005, by and between MVL Rights LLC and Marvel Characters, Inc. (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.41 Letter Agreement, dated as of August 31, 2005, by Marvel and agreed and acknowledged by Marvel Studios, Inc., MVL Rights LLC, MVL Productions LLC and Marvel Characters, Inc. (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.42 Assignment Agreement dated as of August 30, 2005, by and between Marvel, Marvel Entertainment Group, Inc. and Marvel Characters, Inc. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2005.)

10.43 License Agreement dated January 6, 2006 by and between Marvel Characters, Inc. and Spider-Man Merchandising L.P. on the one hand and Hasbro, Inc. on the other. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and filed with the Securities and Exchange Commission on May 8, 2006.)

10.44 Amendment dated as of February 8, 2006 to License Agreement dated January 6, 2006 by and between Marvel Characters, Inc. and Spider-Man Merchandising L.P. on the one hand, and Hasbro, Inc. on the other. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and filed with the Securities and Exchange Commission on May 8, 2006.)

10.45 Employment Agreement, dated as of November 30, 1998, between the Company and Stan Lee. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.)*

10.46 Employment Agreement dated May 31, 2007 between the Company and Alan Fine. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)*

10.47 Amendment No. 1, dated as of August 6, 2007, to Employment Agreement between the Company and Alan Fine. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)*

10.48 Amendment No. 2, dated March 19, 2008, to Employment Agreement between the Company and Alan Fine. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 19, 2008 and filed with the Securities and Exchange Commission on March 25, 2008.)*

10.49 Amended and Restated Employment Agreement, dated March 21, 2008, by and between the Company and John Turitzin. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated March 19, 2008 and filed with the Securities and Exchange Commission on March 25, 2008.)*

10.50 Amended and Restated Employment Agreement, dated May 2, 2008, by and between the Company and David Maisel. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated May 2, 2008 and filed with the Securities and Exchange Commission on May 8, 2008.)*

10.51 Employment Agreement dated June 20, 2007 between the Company and Kenneth P. West. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)*

10.52 Employment Agreement, dated as of November 30, 2001, by and between the Company and Isaac Perlmutter. (Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on December 4, 2001.)*

10.53 Amendment to Employment Agreement with Isaac Perlmutter dated as of May 1, 2004. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.)*

10.54 Second Amendment to Employment Agreement with Isaac Perlmutter dated as of October 15, 2004. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.)*

10.55 Third Amendment to Employment Agreement with Isaac Perlmutter dated as of May 8, 2006. (Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and filed with the Securities and Exchange Commission on May 8, 2006.)*

10.56 Share Disposition Agreement, dated as of May 20, 2007 by and between Marvel Entertainment, Inc. and Isaac Perlmutter. (Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)*

10.57 Share Disposition Agreement, dated as of February 13, 2008 by and between Marvel Entertainment, Inc. and Isaac Perlmutter. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated February 19, 2008 and filed with the Securities and Exchange Commission on February 25, 2008.)*

21 Subsidiaries of the Registrant. (Filed herewith.)

23 Consent of PricewaterhouseCoopers LLP. (Filed herewith.)

24 Power of attorney (included below the signature hereto).

31.1 Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith.)

31.2 Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith.)

32 Certification pursuant to Section 906 of the Sarbanes-Oxley Act. (Furnished herewith.)

*Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARVEL ENTERTAINMENT, INC.

By: /s/ John Turitzin
John Turitzin
Executive Vice President

February 27, 2009

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John Turitzin his true and lawful attorney-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorney-in-fact and agent full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Isaac Perlmutter Isaac Perlmutter	Chief Executive Officer and Vice Chairman of the Board of Directors (principal executive officer)	February 27, 2009
/s/ Kenneth P. West Kenneth P. West	Chief Financial Officer (principal financial officer)	February 27, 2009
/s/ Mark D. Plotkin Mark D. Plotkin	Chief Accounting Officer (principal accounting officer)	February 27, 2009
/s/ Morton E. Handel Morton E. Handel	Chairman of the Board of Directors	February 27, 2009
/s/ F. Peter Cuneo F. Peter Cuneo	Vice Chairman of the Board of Directors	February 27, 2009
/s/ James W. Breyer James W. Breyer	Director	February 27, 2009
/s/ Laurence N. Charney Laurence N. Charney	Director	February 27, 2009
/s/ Sid Ganis Sid Ganis	Director	February 27, 2009
/s/ James F. Halpin James F. Halpin	Director	February 27, 2009
/s/ Richard Solar Richard Solar	Director	February 27, 2009

(This page intentionally left blank.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

Marvel Entertainment, Inc.

Consolidated Financial Statement Schedule

All other schedules prescribed by the accounting regulations of the Commission are not required or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Marvel Entertainment, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of net income, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Marvel Entertainment, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 27, 2009

MARVEL ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	2007
	(in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 105,335	$ 30,153
Restricted cash	43,647	20,836
Short-term investments	32,975	21,016
Accounts receivable, net	144,487	28,679
Inventories, net	11,362	10,647
Income tax receivable	2,029	10,882
Deferred income taxes, net	34,072	21,256
Prepaid expenses and other current assets	5,135	4,245
Total current assets	379,042	147,714
Fixed assets, net	3,432	2,612
Film inventory	181,564	264,817
Goodwill	346,152	346,152
Accounts receivable, non–current portion	1,321	1,300
Income tax receivable, non–current portion	5,906	4,998
Deferred income taxes, net	13,032	37,116
Deferred financing costs	5,810	11,400
Advances to joint venture partner	870	–
Other assets	455	1,249
Total assets	$ 937,584	$ 817,358
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,025	$ 3,054
Accrued royalties	76,580	84,694
Accrued expenses and other current liabilities	40,635	37,012
Deferred revenue	81,335	88,617
Film facilities	204,800	42,264
Minority interest to be distributed	–	556
Total current liabilities	405,375	256,197
Accrued royalties, non-current portion	10,499	10,273
Deferred revenue, non-current portion	48,939	58,166
Film facilities, non-current portion	8,201	246,862
Income tax payable, non-current portion	59,267	54,066
Other liabilities	8,612	10,291
Total liabilities	540,893	635,855
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 100,000,000 shares authorized, none issued	–	–
Common stock, $.01 par value, 250,000,000 shares authorized, 134,397,258 issued and 78,408,082 outstanding in 2008 and 133,179,310 issued and 77,624,842 outstanding in 2007	1,344	1,333
Additional paid-in capital	750,132	728,815
Retained earnings	555,125	349,590
Accumulated other comprehensive loss	(4,617)	(3,395)
Total stockholders' equity before treasury stock	1,301,984	1,076,343
Treasury stock, at cost, 55,989,176 shares in 2008 and 55,554,468 shares in 2007	(905,293)	(894,840)
Total stockholders' equity	396,691	181,503
Total liabilities and stockholders' equity	$ 937,584	$ 817,358

See Notes to Consolidated Financial Statements.

MARVEL ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF NET INCOME

	Years Ended December 31,		
	2008	2007	2006
	(in thousands, except per share data)		
Net sales	$ 676,177	$ 485,807	$ 351,798
Costs and expenses:			
Cost of revenues (excluding depreciation expense)	191,519	60,933	103,584
Selling, general and administrative	138,506	147,118	123,130
Depreciation and amortization	1,559	5,970	14,322
Total costs and expenses	331,584	214,021	241,036
Other income, net	23,381	2,643	1,798
Operating income	367,974	274,429	112,560
Interest expense	18,984	13,756	15,225
Interest income	3,592	2,559	1,465
Gain on repurchase of debt	1,916	–	–
Income before income tax expense and minority interest	354,498	263,232	98,800
Income tax expense	(133,180)	(98,908)	(39,071)
Minority interest in consolidated joint venture	(15,783)	(24,501)	(1,025)
Net income	$ 205,535	$ 139,823	$ 58,704
Basic and diluted net earnings per share:			
Weighted average shares outstanding:			
Weighted average shares for basic earnings per share	78,062	79,751	82,161
Effect of dilutive stock options, warrants and restricted stock	602	2,716	5,069
Weighted average shares for diluted earnings per share	78,664	82,467	87,230
Earnings per share:			
Basic	$ 2.63	$ 1.75	$ 0.71
Diluted	$ 2.61	$ 1.70	$ 0.67

See Notes to Consolidated Financial Statements.

MARVEL ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock Shares	Common Stock Amount	Deferred Stock Compensation	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss: Foreign Currency	Accumulated Other Comprehensive Loss: Pension Liability	Treasury Stock	Total
				(in thousands)					
Balance at December 31, 2005	90,206	$ 1,217	$ (6,242)	$ 594,873	$ 169,762	$ 45	$ (3,519)	$ (395,536)	$ 360,600
Impact of adoption of SFAS 123R	(502)	(4)	6,242	(6,238)	–	–	–	–	–
Employee stock options exercised	7,075	70	–	46,812	–	–	–	–	46,882
Tax benefit of stock options exercised, net	–	–	–	64,802	–	–	–	–	64,802
Restricted stock vesting	152	1	–	(1)	–	–	–	–	–
Common stock retired	(46)	–	–	(828)	–	–	–	–	(828)
Treasury stock, at cost	(15,558)	–	–	–	–	–	–	(287,350)	(287,350)
Compensatory stock expense	–	–	–	11,040	–	–	–	–	11,040
Net income	–	–	–	–	58,704	–	–	–	58,704
Other comprehensive income	–	–	–	–	–	147	894	–	1,041
Comprehensive income	–	–	–	–	–	–	–	–	59,745
Balance at December 31, 2006	81,327	1,284	–	710,460	228,466	192	(2,625)	(682,886)	254,891
Impact of adoption of FIN 48	–	–	–	265	(18,699)	–	–	–	(18,434)
Employee stock options exercised	676	8	–	12,052	–	–	–	–	12,060
Tax benefit of stock options exercised, net	–	–	–	(604)	–	–	–	–	(604)
Restricted stock vesting	4,109	41	–	(41)	–	–	–	–	–
Common stock retired	(47)	–	–	(1,243)	–	–	–	–	(1,243)
Treasury stock, at cost	(8,460)	–	–	–	–	–	–	(211,954)	(211,954)
Compensatory stock expense	–	–	–	7,926	–	–	–	–	7,926
Warrants issued for services	20	–	–	–	–	–	–	–	–
Net income	–	–	–	–	139,823	–	–	–	139,823
Other comprehensive income (loss)	–	–	–	–	–	150	(1,112)	–	(962)
Comprehensive income	–	–	–	–	–	–	–	–	138,861
Balance at December 31, 2007	77,625	1,333	–	728,815	349,590	342	(3,737)	(894,840)	181,503
Employee stock options exercised	982	8	–	8,564	–	–	–	–	8,572
Tax benefit of stock options exercised, net	–	–	–	8,734	–	–	–	–	8,734
Restricted stock vesting	320	3	–	(3)	–	–	–	–	–
Common stock retired	(84)	–	–	(2,170)	–	–	–	–	(2,170)
Treasury stock, at cost	(435)	–	–	–	–	–	–	(10,453)	(10,453)
Compensatory stock expense	–	–	–	6,192	–	–	–	–	6,192
Net income	–	–	–	–	205,535	–	–	–	205,535
Other comprehensive loss	–	–	–	–	–	(1,154)	(68)	–	(1,222)
Comprehensive income	–	–	–	–	–	–	–	–	204,313
Balance at December 31, 2008	78,408	$ 1,344	$ –	$ 750,132	$ 555,125	$ (812)	$ (3,805)	$ (905,293)	$ 396,691

See Notes to Consolidated Financial Statements.

MARVEL ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 205,535	$ 139,823	$ 58,704
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,559	5,970	14,322
Amortization of film inventory	135,339	–	–
Gain on repurchase of debt	(1,916)	–	–
Amortization of deferred financing costs	4,981	4,980	4,980
Unrealized loss on interest rate cap and foreign currency forward contracts	1,008	915	1,504
Non-cash charge for stock based compensation	6,192	7,926	11,040
Excess tax benefit from stock-based compensation	(8,734)	(2,454)	(45,569)
Gain on sales of equipment	–	–	(133)
Impairment of long term assets	1,663	1,301	962
Deferred income taxes	11,500	1,161	(300)
Minority interest of joint venture (net of distributions of $16,743 in 2008 and $14,751 in 2007)	(960)	9,750	(5,046)
Changes in operating assets and liabilities:			
Accounts receivable	(115,829)	42,292	7,127
Inventories	(715)	(423)	(1,047)
Income tax receivable	–	30,963	–
Prepaid expenses and other current assets	(890)	2,986	(2,446)
Film inventory	(53,135)	(251,045)	(15,055)
Other assets	(214)	(46)	172
Deferred revenue	(16,509)	(28,956)	140,087
Income taxes payable	21,151	17,820	(1,296)
Accounts payable, accrued expenses and other current liabilities	(8,738)	10,431	(9,831)
Net cash provided by (used in) operating activities	181,288	(6,606)	158,175
Cash flow (used in) provided by investing activities:			
Purchases of fixed assets	(2,384)	(2,169)	(10,034)
Expenditures for product and package design	–	(490)	(6,252)
Proceeds from sales of equipment	–	–	1,876
Sales of short–term investments	66,055	333,380	80,671
Purchases of short–term investments	(78,014)	(354,396)	(65,532)
Change in restricted cash	(22,811)	(12,309)	(144)
Net cash (used in) provided by investing activities	(37,154)	(35,984)	585
Cash flow (used in) provided by financing activities:			
Borrowings from film facilities	106,300	255,926	7,400
Repayments of film facilities	(180,509)	–	–
Borrowings from line of credit	–	2,000	169,200
Repayments of line of credit	–	(19,000)	(152,200)
Deferred financing costs	–	(609)	–
Purchase of treasury stock	(10,453)	(211,954)	(287,350)
Exercise of stock options	8,572	12,060	46,882
Excess tax benefit from stock-based compensation	8,734	2,454	64,802
Net cash (used in) provided by financing activities	(67,356)	40,877	(151,266)
Effect of exchange rates on cash	(1,596)	(79)	224
Net increase (decrease) in cash and cash equivalents	75,182	(1,792)	7,718
Cash and cash equivalents, at beginning of year	30,153	31,945	24,227
Cash and cash equivalents, at end of year	$ 105,335	$ 30,153	$ 31,945

See Notes to Consolidated Financial Statements.

MARVEL ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended December 31,		
	2008	2007	2006
	(in thousands)		
Supplemental disclosure of cash flow information:			
Interest paid	$ 18,028	$ 4,564	$ 10,009
Income taxes paid	100,862	91,476	38,174
Income tax refund	–	42,064	12,180

See Notes to Consolidated Financial Statements.

MARVEL ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

1. Description of Business and Basis of Presentation

Marvel Entertainment, Inc. and its subsidiaries are one of the world's most prominent character-based entertainment companies, with a proprietary library of over 5,000 characters.

We operate in three integrated and complementary operating segments: Licensing, Publishing and Film Production. We no longer have a Toy segment. During early 2008, we completed our exit from toy manufacturing activities. We also completed a change in the focus of the support that we provide to Hasbro, Inc. ("Hasbro"), which resulted in changes to our internal organizational structure and staff reductions. These events altered our internal reporting of segment performance, with the result that we are including revenues earned from Hasbro (associated with toys manufactured and sold by Hasbro) and related expenses (associated with royalties that we owe to third parties, such as movie studios, on our Hasbro revenue) within our Licensing segment. Those revenues and expenses were formerly included in our Toy segment. Our remaining activities related to our terminated toy manufacturing business are included with Corporate overhead in "All Other". We have reclassified prior-period segment information to conform to the current-year presentation.

The expansion of our studio operations to include feature films that we produce ourselves began in late 2005 with our entering into a $525 million film facility (the "Film Facility") to fund the production of our films. This expansion resulted in the creation of a new segment, the Film Production segment, during 2006. Previously, Marvel Studios' operations related solely to the licensing of our characters to third-party motion picture and television producers. Those licensing activities were, and still are, included in the Licensing segment. The operations of developing and producing our own theatrical releases are reported in our Film Production segment.

In connection with the film facility, we have formed the following wholly-owned subsidiaries: Assembled Productions LLC, MVL Rights LLC, MVL Productions LLC, Incredible Productions LLC, Iron Works Productions LLC, Iron Works Productions II LLC, MVL Iron Works Productions Canada, Inc., Vita-Ray Productions LLC, MVL Incredible Productions Canada, Inc. and MVL Film Finance LLC (collectively, the "Film Slate Subsidiaries"). The assets of MVL Film Finance LLC have been pledged as collateral to secure our film facility debt. The assets of the other Film Slate Subsidiaries, other than MVL Productions LLC, are not available to satisfy debts or other obligations of any of our other subsidiaries or any other persons.

We are party to a joint venture with Sony Pictures Entertainment Inc., called Spider-Man Merchandising L.P. (the "Joint Venture"), for pursuing licensing opportunities, relating to characters based upon movies or television shows featuring Spider-Man and produced by Sony. The Joint Venture is consolidated in our consolidated financial statements as a result of our having control of all significant decisions relating to the ordinary course of business of the Joint Venture and our receiving the majority of the financial interest of the Joint Venture. The operations of the Joint Venture are included in our Licensing segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, including the Film Slate Subsidiaries and the Joint Venture. Upon consolidation, all inter-company accounts and transactions are eliminated.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The principal areas of judgment in our consolidated financial statements relate to the estimate of ultimate revenues for each of our films, the realizability of film inventory, valuation allowances for deferred income tax assets, reserves for uncertain tax positions, character allocation in computing studio share of royalties payable, the reserve for uncollected minimum royalty guarantees, provisions for returns, pension plan assumptions, the realizability of goodwill, the realizability of inventories, other sales allowances and doubtful accounts, depreciation and amortization periods for equipment, litigation related accruals, and forfeiture rates related to employee stock compensation. Actual results could differ from these estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. We place our investments with high quality financial institutions. At times, such investments may be in excess of federally insured limits. Cash equivalents at December 31, 2008 consist principally of U.S. Treasury Bills (with an original maturity of three months or less) and short-term bank CD's (covered by the U.S. Government's Temporary Liquidity Guarantee Program). Cash equivalents at December 31, 2007 consisted principally of U.S. Treasury Bills (with an original maturity of three months or less).

Restricted Cash

Restricted cash primarily consists of cash that has been pledged to secure the film facility and is not available for our general corporate purposes (see Note 5).

Restricted cash also includes cash balances of the Joint Venture that are not freely available to either Sony Pictures or us until distributed. Distributions are made no less than on a quarterly basis.

Accounting for Joint Venture

The operations of the Joint Venture have been consolidated in our consolidated financial statements, including revenues of $57.4 million, $122.0 million and $4.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Joint Venture distributes to us and to Sony Pictures all cash received, proportionate to each party's interest, on at least a quarterly basis. At December 31, 2008, advances to joint venture partner of $0.9 million reflects distributions made to Sony Pictures in connection with cash received by the Joint Venture from minimum royalty advances on licensing contracts for which the Joint Venture has not yet recognized revenue and earnings thereon. These advances or payments due are classified as current or non-current consistent with the classification of deferred revenue related to such advances, which is based on when the underlying deferred revenue is scheduled to be recognized. At December 31, 2007, we had $0.6 million in minority interest distributions due to Sony Pictures.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market (see Note 3).

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization is computed using the straight-line method generally over a three to five-year life for furniture and fixtures and office equipment, and over the shorter of the life of the underlying lease or estimated useful life for leasehold improvements. Expenditures for major software purchases and software developed for internal use are capitalized and depreciated using the straight-line method over the estimated useful lives of the related assets, which is generally 3 years. For software developed for internal use, all external direct costs for materials and services are capitalized in accordance with AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Total capitalized internal use software costs were $5.5 million and $3.5 million at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization for fixed assets was $4.7 million and $3.2 million at December 31, 2008 and 2007, respectively, of which $3.0 million and $2.0 million related to internal use software. Amortization expense for internal use software was $1.0 million, $1.0 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Goodwill

We have significant goodwill on our balance sheet, which resulted from the acquisition of Marvel Entertainment Group, Inc. in 1998. Goodwill is accounted for under the guidance provided by Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As required by SFAS 142, goodwill is allocated to various operating segments (see Note 11).

To determine if there is potential goodwill impairment, SFAS 142 requires us to compare the fair value of each of our reporting units (which are our operating segments) to its carrying amount on an annual basis. To determine the fair value of our reporting units, we generally use a present value technique (forecasted discounted cash flow) corroborated by market multiples when available and as appropriate. If the fair value of our reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. As of December 31, 2008, our goodwill was not impaired.

Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Film Production Operations

As a film development company, MVL Productions LLC, a wholly-owned consolidated subsidiary of ours, engages in a broad range of pre-production services. Those services include developing film concepts and screenplays, preparing budgets and production schedules, obtaining production insurance and completion bonds and forming special-purpose, bankruptcy-remote subsidiaries to produce each film as a work-made-for-hire for MVL Film Finance LLC. MVL Productions LLC has also entered into a studio distribution agreement with Paramount Pictures Corporation and, solely with respect to *The Incredible Hulk* theatrical release, with Universal Pictures, a division of Universal City Studios, LLP.

2. Summary of Significant Accounting Policies (continued)

Film Inventory

In general, we are responsible for all of the costs of developing and producing our feature films. The film's distributor is responsible for the out-of-pocket costs, charges and expenses (including contingent compensation and residual costs, to a defined limit) incurred in the distribution, manufacturing, printing and advertising, marketing, publicizing and promotion of the film in all media (referred to in the aggregate as the distributor's costs). The distributor's costs are not included in film inventory.

We account for our film inventory under the guidance provided by AICPA Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). We capitalize all direct film production costs, such as labor costs, visual effects and set construction. Those capitalized costs, along with capitalized production overhead and capitalized interest costs, appear on our balance sheet as an asset called film inventory. Production overhead includes allocable costs, including cash and stock compensation and benefits, of individuals or departments with exclusive or significant responsibility for the production of films. Capitalization of production overhead and interest costs commences upon completion of the requirements for funding the production under the film facility and ceases upon completion of the production. In 2008, 2007 and 2006, we capitalized interest costs of $5.1 million, $8.4 million and $0.2 million, respectively.

We also capitalize the costs of projects in development into film inventory. Those costs consist primarily of script development. In the event that a film does not begin pre-production within three years from the time of the first capitalized transaction, or if an earlier decision is made to abandon the project, all capitalized costs related to these projects are expensed. During 2008 and 2007, $1.7 and $1.3 million, respectively, of film development costs were written off and included in selling, general and administrative expenses in the accompanying consolidated statements of net income.

Once a film is released, using the individual-film-forecast computation method, the amount of film inventory relating to that film is amortized and included in each period's costs of revenue in the proportion that the film's revenue during the period bears to the film's then-estimated total revenue, net of the distributor's costs, over a period not to exceed ten years (ultimate revenues). Estimates of ultimate revenues for each film are regularly reviewed and revised as necessary based on the latest available information. Reductions in those revenue estimates could result in the write-off, or the acceleration of the amortization, of film inventory in that reporting period; increases in those revenue estimates could result in reduced amortization in that period.

As of December 31, 2008, film inventory, net of amortization, primarily relates to the *Iron Man* and *The Incredible Hulk* productions.

Film Revenue

The amount of revenue recognized from our films in any given period depends on the timing, accuracy and sufficiency of the information we receive from our distributors.

After remitting to us five percent of the film's gross receipts, the distributor is entitled to retain a fee based upon the film's gross receipts and to recoup all of its costs on a film-by-film basis prior to our receiving any additional share of film receipts. Any of the distributor's costs for a film that are not recouped against receipts for that film are borne by the distributor. Our share of the film's receipts, as described above, is recognized as revenue when reported due to us by the distributor, and as noted above, will not occur until the distributor has recovered their costs. We have also received minimum guarantees from local distributors in five territories. In those territories, we began to recognize revenue when the film was made available for exhibition in theaters.

2. Summary of Significant Accounting Policies (continued)

Revenue from the sale of home video units is recognized when our distributors report as due to us the home video sale proceeds that they have collected from retailers. We provide for future mark-downs and returns of home entertainment product at the time the related revenue is recognized, using estimates. Our estimates are calculated by analyzing a combination of our distributors' historical returns and mark-down practices, our distributors' estimates of returns of our home video units, current economic trends, projections of consumer demand for our home video units and point-of-sale data available from retailers. We periodically review our estimates using the latest information available.

As of December 31, 2008, we recorded a receivable of $119.5 million due from a distributor, primarily related to net collected revenue from the *Iron Man* film. This receivable was collected in full on February 17, 2009.

Revenue from both free and pay television licensing agreements is recognized at the time the production is made available for exhibition in those markets.

Deferred Financing Costs

Deferred financing costs relate to our film facility (see Note 4) and are being amortized over the minimum expected term of the facility, which approximates 4.5 years. Amortization for each of the years ended December 31, 2008, 2007 and 2006 was $5.0 million.

Treasury Shares

We account for treasury shares using the cost method. During the year ended December 31, 2008, we repurchased 0.4 million shares of our common stock at a cost of $10.5 million. During 2007, we repurchased 8.5 million shares of our common stock at a cost of $212.0 million under two stock repurchase programs. As of December 31, 2008, 31.4 million of our shares held in treasury are pledged as collateral under the HSBC Line of Credit, as defined in Note 4 below.

Comprehensive Income

We follow the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which established standards for reporting and display of comprehensive income or loss and its components. Comprehensive income or loss reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For us, comprehensive income represents net income adjusted for the unrecognized loss related to the minimum pension liability of a former subsidiary and cumulative foreign currency translation adjustments associated with our foreign subsidiary. In accordance with SFAS 130, we have chosen to disclose comprehensive income in our accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income. Other comprehensive loss is reflected net of income tax benefit (expense) of ($0.1) million in 2008, $0.7 million in 2007 and ($0.2) million in 2006.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Book Sales, Sales Returns and Customer Allowances

Trade paperback and hardcover book sales, returnable comic books and custom publishing, are recorded when title and risk of ownership have passed to the buyer. Provisions for future returns and other sales allowances are established based upon historical experience, adjusting for current economic and other factors affecting the customer. We regularly review and revise, when considered necessary, our estimates of sales returns based primarily upon actual returns, and estimated sell-through at the retail level. No provision for sales returns is provided when the terms of the underlying sales do not permit the customer to return product to us. Return rates for returnable comic book sales, traditionally sold at newsstands and bookstores, are typically higher than those related to trade paperback and hardcover book sales.

Comic book revenues – non-returnable and other

Sales of comic books to the direct market, our largest channel of comic book distribution, are made on a non-returnable basis and related revenues are recognized in the period the comic books are made available for sale (on-sale date established by us). Revenue from advertising in our comic books is also recognized in the period that the comic books are made available for sale. Subscription revenues related to our comic book business are generally collected in advance for a one-year subscription and are recognized as income on a pro rata basis over the subscription period as the comic books are delivered. Online advertising revenue is recognized in the period the advertisements are delivered. Subscription revenues related to our digital comic book business are generally collected in advance and are recognized as income on a pro rata basis over the subscription period, which ranges from one month to one year.

License Revenues

Revenue from licensing our characters is recorded in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 104 "Revenue Recognition" (an amendment of Staff Accounting Bulletin No. 101 "Revenue Recognition") ("SAB 104"). Under the SAB 104 guidelines, revenue is recognized when the earnings process is complete. This is considered to have occurred when persuasive evidence of an agreement between us and the customer exists, when the characters are freely and immediately exploitable by the licensee and we have satisfied our obligations under the agreement, when the amount of revenue is fixed or determinable and when collection of unpaid revenue amounts is reasonably assured.

For licenses that contain non-refundable minimum payment obligations to us, we recognize such non-refundable minimum payments as revenue at the inception of the license, prior to the collection of all amounts ultimately due, provided all the criteria for revenue recognition under SAB 104 have been met. Receivables from licensees due more than one year beyond the balance sheet date are discounted to their present value.

The earnings process is not complete if, among other things, we have significant continuing involvement under the license, we have placed restrictions on the licensee's ability to exploit the rights conveyed under the contract or we owe a performance obligation to the licensee. In the case where we have significant continuing involvement or where any restrictions remain on the licensee's rights (e.g., no sales of products based on a specific character allowed until a future date), we recognize revenue as the licensee reports its sales and corresponding royalty obligation to us. Where we have a performance obligation, minimum royalty collections are not recognized until our performance obligation has been satisfied. Minimum payments collected in advance of recognition are recorded as deferred revenue. In any case where we are unable to determine that the licensee is sufficiently creditworthy, we recognize revenue only to the extent of cash collections. When cumulative reported royalties exceed the minimum royalty payments, the excess royalties are recorded as revenue when collected and are referred to as "overages".

2. Summary of Significant Accounting Policies (continued)

As discussed in Note 1, beginning in 2008 we are including revenues earned from Hasbro, and related expenses, in our Licensing segment.

Revenues related to the licensing of animation are recognized when persuasive evidence of a sale or licensing arrangement with a customer exists, when an episode is delivered in accordance with the terms of the arrangement, when the license period of the arrangement has begun and the customer can begin its exhibition, when the arrangement fee is fixed or determinable, and when collection of the arrangement fee is reasonably assured.

Advertising Costs

Advertising production and media costs are expensed when the advertisement is first run. For the years ended December 31, 2008, 2007, and 2006, advertising expenses were $1.4 million, $1.7 million and $3.0 million, respectively. As noted above, advertising costs for our self-produced films are borne by our distributors.

Studio and Talent Share of Royalties

We share merchandise licensing revenues with movie studio licensees for Marvel characters portrayed in theatrical releases. Typically, the studio is paid up to 50% of the total license income derived from licensing for a specific character, in most cases net of a distribution fee retained by us, and in some instances with adjustments for characters that have generated sales prior to the theatrical release. In accounting for amounts payable to studios under multi-character licensing agreements, we make an initial estimate of how minimum guarantees recognized as revenue will be shared among the various studios. This estimate is subsequently adjusted based on actual royalties reported to us by our licensees. We also share merchandise licensing revenue with talent for the use of their likeness in licensed products. We accrue our obligation to talent based upon the talent's contractual participation rate. In the case of licensed films, we depend on the licensee to provide that information to us. In 2008, 2007 and 2006, we provided $27.2 million, $42.8 million and $23.6 million, respectively, for the share of royalties due to movie studios and talent. The 2008 expense reflects an $8.3 million reduction to our estimate of royalties payable to talent.

Income Taxes

We use the liability method of accounting for income taxes as prescribed by Financial Accounting Standard No. 109, Accounting for Income Taxes ("SFAS 109"). Under this method, income tax expense is based on reported income before income taxes, and deferred income taxes are recorded as a result of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes, measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

Income tax expense includes U.S. federal, state and local, and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent that such earnings are not permanently reinvested.

We consider future taxable income and potential tax planning strategies in assessing the potential need for valuation allowances against our deferred tax assets. If actual results differ from estimates or if we adjust these assumptions in the future, we may need to adjust our deferred tax assets or liabilities, which could impact our effective tax rate in future periods.

2. Summary of Significant Accounting Policies (continued)

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertain income tax positions. This interpretation requires us to recognize in the consolidated financial statements only those tax positions which we have determined to be more likely than not sustainable upon examination, based on the technical merits of the positions under the presumption that the taxing authorities have full knowledge of all relevant facts (see Note 9). The determination of which tax positions are more likely than not sustainable requires us to use significant judgments and estimates, which may or may not be borne out by actual results.

Foreign Currency Translation

The financial position and results of all of our foreign operations are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at the exchange rate in effect at year-end. Income statement accounts and cash flows of foreign subsidiaries are translated at the average rate of exchange prevailing during the period.

Pension

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. SFAS 158 also eliminates the option to use an early measurement date effective for fiscal years ending after December 15, 2008. We adopted the recognition provisions of SFAS 158 effective December 31, 2006, and early adopted the measurement provision in the first quarter of 2007. The impact of this adoption was minimal as a result of our already reporting our unfunded obligation related to the Fleer/Skybox Plan (as defined in Note 10), a frozen plan, as a liability in the statement of financial position.

Stock-Based Compensation

We account for stock-based compensation cost under the provisions of SFAS No. 123(R) "Share-Based Payment" ("SFAS 123R"), which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). SFAS No. 123R also requires the related excess tax benefit received upon exercise of stock options or vesting of restricted stock to be reflected in the statement of cash flows as a financing activity rather than an operating activity. In connection with the implementation of SFAS No. 123R, we elected the short-cut method in determining our additional paid-in capital pool of windfall benefits and the graded vesting method to amortize compensation expense over the service period.

We did not grant any stock option awards during 2008, 2007 or 2006. As of December 31, 2007, all of our issued stock options have vested and, accordingly, we have no remaining unrecognized compensation cost related to nonvested stock option awards and therefore, there was no compensation expense related to previously granted stock options in 2008. During the years ended December 31, 2007 and 2006, we recognized $2.3 million and $5.9 million, respectively, of compensation expense associated with previously granted stock options, which was classified in selling, general and administrative expense. The charge for the years ended December 31, 2007 and 2006, net of income tax benefit of $0.9 million and $2.3 million, respectively, has reduced basic and diluted earnings per share by $0.02 and $0.04, respectively. The tax benefit realized from stock-based compensation totals $8.7 million, $2.5 million and $64.8 million (due to higher than usual stock option exercises) for the years ended December 31, 2008, 2007 and 2006, respectively.

2. Summary of Significant Accounting Policies (continued)

We used the Black-Scholes option pricing model to value the compensation expense associated with our stock option awards under SFAS 123R. In addition, we estimated forfeitures when recognizing compensation expense associated with our stock options, and adjusted our estimate of forfeitures when they were expected to differ. Key input assumptions used to estimate the fair value of stock options include the market value of the underlying shares at the date of grant, the exercise price of the award, the expected option term, the expected volatility (based on historical volatility) of our stock over the option's expected term, the risk-free interest rate over the option's expected term, and our expected annual dividend yield.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing model does not necessarily provide a reliable measure of the fair value of our employee stock options.

Concentration of Risk

Our publishing and licensing activities generally do not require collateral or other security with regard to balances due from customers. We extend credit to our customers in the normal course of business and perform periodic credit evaluations of our customers, maintaining allowances for potential credit losses. We consider concentrations of credit risk in establishing the allowance for doubtful accounts and believe the recorded allowance amount is adequate.

We distribute our comic books to the direct market through Diamond Comic Distributors, Inc., which handles the vast majority of all publishers' direct market distribution. Termination of this distribution agreement, or Diamond's inability to perform under it, could significantly disrupt our publishing operations.

In the third quarter of 2008, we entered into a distribution agreement with Paramount Pictures Corporation and Viacom Overseas Holdings C.V. (collectively, "Paramount"). Pursuant to this, Paramount has agreed to distribute our next four self-produced feature films. Termination of this distribution agreement could significantly disrupt our film production operations.

Earnings Per Share

In accordance with SFAS No. 128 "Earnings Per Share", basic income per share is computed by dividing net income attributable to common stock by the weighted average number of shares of common stock outstanding during the periods. The computation of diluted income per share is similar to the computation of basic income per share, except the number of shares is increased assuming the vesting of restricted stock and the exercise of dilutive stock options and warrants, using the treasury stock method, unless the effect is anti-dilutive. For the years ended December 31, 2008, 2007 and 2006, 333,333, 375,000 and 948,508 of stock options, respectively, with exercise prices greater than the average fair market price for the period, were anti-dilutive and not included in the diluted earnings per share calculations because of their anti-dilutive effect. In addition, a warrant, issued in 2005, to purchase 260,417 shares of our common stock with an exercise price greater than the average fair market price for a period, was anti-dilutive and not included in the diluted earnings per share calculations because of its anti-dilutive effect during the first three quarters of 2006. In the fourth quarter of 2006 through the third quarter of 2007, this warrant was in the money, and included in the diluted earnings per share calculation. In September 2007, these warrants were exercised in a cashless exercise that resulted in the issuance of 19,830 shares of common stock.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Standards Adopted in 2008

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a common definition for fair value to be applied to GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. FSP FAS No. 157-2, "Partial Deferral of the Effective Date of Statement 157" ("FSP 157-2"), deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We do not expect the adoption of FSP 157-2 to have a material impact on our consolidated financial statements. In October 2008, the FASB issued FSP FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 when the market for a financial asset is not active. FSP 157-3 was effective upon issuance, including reporting for prior periods for which financial statements have not been issued. The adoption of FSP 157-3 for reporting as of December 31, 2008 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 became effective for the fiscal year beginning January 1, 2008. We did not elect the fair value option for any items under SFAS 159.

Recent Accounting Standards Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 expands quarterly disclosure requirements in SFAS 133 about an entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We do not expect the adoption of this statement to have a material impact on disclosures in our consolidated financial statements.

3. Details of Certain Balance Sheet Accounts

	December 31, 2008	December 31, 2007
	(in thousands)	
Accounts receivable, net, consists of the following:		
Licensing:		
Accounts receivable	$ 9,434	$ 13,330
Less allowances for doubtful accounts	(278)	(626)
Total licensing	9,156	12,704
Publishing:		
Accounts receivable	30,474	29,345
Less allowances for:		
Doubtful accounts	(266)	(175)
Allowance for returns	(14,460)	(15,019)
Total publishing	15,748	14,151
Film Production		
Accounts receivable (See Note 2)	119,459	–
All Other:		
Accounts receivable	124	2,124
Less allowances for doubtful accounts	–	(300)
Total All Other	124	1,824
Total	$ 144,487	$ 28,679
Inventories, net, consists of the following:		
Publishing:		
Finished goods	$ 5,734	$ 5,264
Editorial and raw materials	5,628	4,904
Total publishing	11,362	10,168
All Other:		
Finished goods	–	479
Total	$ 11,362	$ 10,647
Accounts receivable - licensing, non – current portion are due as follows:		
2009	$ –	$ 1,370
2010	1,381	–
Discounting	(60)	(70)
Total	$ 1,321	$ 1,300
Film inventory, net, consist of the following:		
Theatrical Films		
Released, net of amortization	$ 172,224	$ –
In Production	–	261,826
In development or pre-production	7,257	2,991
Total	179,481	264,817
Animated television productions		
In development or pre-production	2,083	–
Total film inventory, net	$ 181,564	$ 264,817

3. Details of Certain Balance Sheet Accounts (continued)

	December 31, 2008	December 31, 2007
	(in thousands)	
Accrued royalties consists of the following:		
Merchandise royalty obligations	$ 1,556	$ 2,796
Freelance talent	4,005	4,570
Studio and talent share of royalties	71,019	77,328
Total	$ 76,580	$ 84,694
Accrued expenses and other current liabilities consist of the following:		
Inventory purchases	$ 2,030	$ 2,327
Bonuses	12,860	8,059
Legal fees and litigation accruals	2,111	1,625
Licensing common marketing fund	9,441	7,498
Interest	3,675	5,639
Other accrued expenses	10,518	11,864
Total	$ 40,635	$ 37,012

Based on our current estimates, approximately $93.3 million of film inventory for our released films is expected to be amortized during the twelve-month period beginning on January 1, 2009 using the individual-film-forecast computation method. In addition, based on our current estimates of ultimate revenue from our released feature films, we expect to amortize approximately 84% of unamortized film inventory of released films at December 31, 2008 during the three-year period beginning January 1, 2009.

4. Debt Financing

Our debt facilities, used in connection with our film-production activities, and our general corporate credit line are described below.

Film Facilities

Film Facility

MVL Film Finance LLC maintains a $525 million credit facility for producing theatrical motion pictures based on some of our specified characters. MVL Film Finance LLC's ability to borrow under the film facility expires on September 1, 2012. The film facility expires on September 1, 2016, subject to extension by up to ten months under certain circumstances. The expiration date and final date for borrowings under the film facility occur sooner if the films produced under the facility fail to meet certain defined performance measures. The film facility consists of $465 million in revolving senior bank debt and $60 million in mezzanine debt, which is subordinated to the senior bank debt and, as discussed below, was repurchased by us. Both Standard & Poor's, a division of the McGraw-Hill Companies, Inc., and Moody's Investor Rating Service, Inc. have given the senior bank debt investment grade ratings. In addition, Ambac Assurance Corporation has insured repayment of the senior bank debt. In exchange for the repayment insurance, we pay Ambac a fee calculated as a percentage of senior bank debt but in no event less than $3.4 million per year. The interest rates for outstanding senior bank debt, and the fees payable on unused senior bank debt capacity, both described below, include the percentage fee owed to Ambac (assuming the minimum has been reached).

4. Debt Financing (continued)

During 2008, our wholly-owned subsidiary, MVL International C.V. repurchased all $60 million of the mezzanine debt for $58.1 million, which resulted in a gain of $1.9 million that is included in other income in the accompanying consolidated statement of net income. The mezzanine debt remains outstanding and MVL International C.V. receives the interest payments made by MVL Film Finance LLC with respect to this debt. The interest expense and interest income related to the mezzanine debt are therefore eliminated in our consolidated results and our consolidated financial position does not include the mezzanine debt.

All future interest payable under the film facility must now be paid from the films' net collections, rather than from any of our other sources of cash. Effective December 31, 2008, the film facility requires us to maintain a liquidity reserve of $25 million, included in restricted cash, to cover future interest payments in the event that the films' net collections are not sufficient to make these payments. If we do not release a film in 2010, 2011 and 2012 or our sixth film under the facility by August 26, 2012, the liquidity reserve requirement will be increased to $45 million.

The film facility also requires us to maintain an interest reserve equal to the subsequent quarter's estimated interest. As of December 31, 2008, this reserve was $6.4 million and is included in restricted cash.

The interest rate for outstanding senior bank debt is currently LIBOR (1.43% at December 31, 2008) or the commercial paper rate, as applicable, plus 2.935%. The LIBOR rate on our outstanding senior bank debt resets to the quoted LIBOR rate two business days preceding the commencement of each calendar quarter. The commercial paper rate resets periodically depending on how often our lenders issue commercial paper to fund their portion of our outstanding debt. The weighted average interest rate of our senior bank debt was 5.78% at December 31, 2008. The interest rate for the mezzanine debt is LIBOR plus 7.0%. As noted above, we have repurchased the mezzanine debt and, accordingly, interest expense, from the dates of repurchase, related to the mezzanine debt is no longer reflected in our consolidated operating results.

The film facility requires us to pay a fee on any senior bank debt capacity that we are not using. This fee is currently 0.90%, and is applied on $465 million reduced by the amount of any outstanding senior bank debt.

On June 5, 2008, Ambac's rating was downgraded by S&P from AAA to AA. The downgrade caused an increase of 1.30% in our interest rate for outstanding senior bank debt and an increase of 0.30% in the fee payable on our unused senior bank debt capacity. These increases are reflected in the rates noted above. Any further downgrades of Ambac's rating, such as the one by Moody's on November 5, 2008 (to Baa1), do not affect our rate of interest or fees under the film facility.

If the senior bank debt's rating (without giving effect to Ambac's insurance) by either S&P or Moody's were to fall below investment grade, the interest rate for the outstanding senior bank debt would increase by up to an additional 0.815%. In addition, if the ratio of our indebtedness, excluding the film facility, to our total capital, defined as our consolidated equity plus indebtedness excluding film facility indebtedness, were to exceed 0.4 to 1.0, then the interest rate for outstanding senior bank debt could increase by up to an additional 0.50%. In light of recent adverse developments in the credit markets, we have assessed the economic impact on our film production activities from the actual and potential increases in interest rates described above. We do not believe the actual or potential impact from these rate increases to be material.

4. Debt Financing (continued)

Proceeds from our films must be used to pay amounts due under the film facility. Although the principal under our film facility is not due until September 1, 2016, at the earliest, interest and facility fees are due on a quarterly basis. The excess funds remaining after payment of all amounts due under the film facility are deposited into a "borrower-blocked" account. Amounts in the borrower-blocked account are applied to fund required reserves (discussed above) and pay amounts that become due under the film facility (such as interest and Ambac fees). If the reserves are fully funded and all amounts due have been paid, additional amounts may, at Marvel's discretion, either be retained in the borrower-blocked account, used to fund future production costs, or used to repay film facility debt. Upon our completion of three films, amounts in the borrower blocked account may also, at our discretion, be distributed to us on an unrestricted basis, provided that these funds exceed certain thresholds. During the year ended December 31, 2008, in addition to the repurchase of the mezzanine debt, we funded the required reserves described above and repaid $62.8 million of film facility debt, using a combination of net collections from our films and our own funds.

The borrowings under the film facility are non-recourse to us and our affiliates, other than MVL Film Finance LLC. In other words, only MVL Film Finance LLC, and not our other affiliated companies, will be responsible for paying back amounts borrowed under the film facility. MVL Film Finance LLC has pledged all of its assets, principally consisting of the theatrical film rights to the characters included in the film facility and the rights to completed films or films in production, as collateral for the borrowings. The film facility requires the maintenance of a minimum tangible net worth, a prospective cash coverage test, an historical cash coverage test and an asset coverage ratio, each measured quarterly, and compliance with various administrative covenants. We have maintained compliance with all required provisions of the film facility since its inception.

For any film included in the film facility, an initial funding may be made only if certain conditions are met. The conditions include obtaining a satisfactory completion bond and production insurance for the film, and compliance with representations, warranties and covenants. To obtain a completion bond, we will need to have in place the main operational pieces to producing a film, including approved production, cash flow and delivery schedules, an approved budget, an approved screenplay and the key members of the production crew, including the director. As a condition to the initial funding of the fifth film to be produced under the film facility and each film thereafter, we will have to satisfy an interim asset, which is the asset coverage ratio, discussed above, calculated at the time of this initial funding request. Until recently, we would also have been required, before the fifth film's funding, either to obtain a cumulative, minimum budget percentage (33%) from our pre-sales of film distribution rights in Australia and New Zealand, Japan, Germany, France and Spain (the "Reserved Territories"), together with the proceeds of any government rebate, subsidy or tax incentive and any other source of co-financing, or to fund that budget percentage with our own cash (the "Pre-Sales Test"). The Pre-Sale Test has now been effectively subsumed by other terms of the film facility, as explained below. Future distribution in the Reserved Territories will be handled by Paramount, with limited exceptions.

The film facility requires us to fund 33% of the budget of each film distributed under the distribution agreement with Paramount that we entered into in the third quarter of 2008. The film facility will provide up to 67% of the budget (reduced by the proceeds of any co-financing). After deduction of Paramount's distribution fees and expenses in the Reserved Territories, we will be entitled to recoup our 33% contribution from all film proceeds from the Reserved Territories. Our recoupment will be crossed among all films distributed under the new distribution agreement with Paramount and among all Reserved Territories. After recoupment of our 33% contribution, all additional film proceeds from the Reserved Territories will be used to pay down borrowings under the film facility.

4. Debt Financing (continued)

In January 2009, we repaid $16.3 of film facility borrowings with our own cash. That payment, combined with the pre-sales of distribution rights in the Reserved Territories and other co-financing proceeds for *Iron Man* and *The Incredible Hulk*, equals 33% of those films' budgets. Because of the requirement that we fund 33% of future films, we therefore expect to be in compliance, without any further action on our part, with the Pre-Sale Test when it is first applied (upon funding of the fifth film) and at all relevant times thereafter.

We entered into an interest rate cap agreement in connection with the film facility whereby LIBOR is capped at 6.0% for debt outstanding under the film facility up to certain stipulated notional amounts, which vary over the term of the film facility. The notional amount of debt associated with the interest rate cap agreement at December 31, 2008 was $300 million. The interest rate cap is recorded at its fair value of $0.1 million at December 31, 2008 and is included in other assets in the accompanying consolidated balance sheets. Fair value of the interest rate cap at December 31, 2007 was $1.1 million. Gains and losses from changes in the fair value of the interest rate cap are recorded within Other Income in the accompanying consolidated statements of net income. The interest rate cap expires on October 15, 2014.

As of December 31, 2008, MVL Film Finance LLC had $213.0 million ($246.9 million as of December 31, 2007) in outstanding senior bank debt under the film facility. Of these borrowings, $204.8 million are classified as current in the accompanying consolidated balance sheets, which represents the amount we estimate to be repaid over the twelve-month period beginning on January 1, 2009. Borrowings have been used to fund direct production costs of our *Iron Man* and *The Incredible Hulk* feature films, to fund the interest payments and liquidity reserve of the film facility, to fund the finance transaction costs related to the closing of the facility and to purchase the interest rate cap. We repaid $127.6 million of our film facility debt in early 2009, using a combination of net collections from *Iron Man* and our own funds. We expect to borrow approximately $150 million under our film facility during 2009.

Iron Man Facility

On February 27, 2007, we closed a $32.0 million financing with Comerica Bank (the "Iron Man Facility") through our wholly-owned consolidated subsidiary, Iron Works Productions LLC. The proceeds of this financing were used solely to fund the production of our *Iron Man* feature film and were collateralized by minimum guarantees related to distributors' rights to distribute *Iron Man* in the Reserved Territories. During 2008, the Iron Man Facility was repaid in full using the funds received from these minimum guarantees.

Hulk Facility

On June 29, 2007, we closed a $32.0 million financing with HSBC Bank USA, National Association (the "Hulk Facility") through our wholly-owned consolidated subsidiary, Incredible Productions LLC. The proceeds of this financing were used solely to fund the production of our *The Incredible Hulk* feature film and were collateralized by minimum guarantees related to distributors' rights to distribute *The Incredible Hulk* in the Reserved Territories. During 2008, the Hulk Facility was repaid in full using the funds received from these minimum guarantees.

4. Debt Financing (continued)

Corporate Line of Credit

We maintain a $100 million revolving line of credit with HSBC Bank USA, National Association (the "HSBC Line of Credit") with a sub-limit for the issuance of letters of credit. The HSBC Line of Credit expires on March 31, 2010. Borrowings under the HSBC Line of Credit may be used for working capital and other general corporate purposes and for repurchases of our common stock. During the quarter ended September 30, 2007, the HSBC Line of Credit was amended to replace the minimum net worth covenant with a net income covenant and a minimum market capitalization requirement. The HSBC Line of Credit, as amended, contains customary event-of-default provisions and a default provision based on our market capitalization. We continue to be in compliance with the covenants of the facility, which include net income, leverage and free cash flow. The HSBC Line of Credit is secured by a lien in (a) our accounts receivable, (b) our rights under our toy license with Hasbro and (c) all of our treasury stock repurchased by us after November 9, 2005. Borrowings under the HSBC Line of Credit bear interest at HSBC's prime rate or, at our option, at LIBOR plus 1.25% per annum. As of December 31, 2008, we had no borrowings outstanding under the HSBC Line of Credit.

5. Stock-Based Compensation

On April 28, 2005, our stockholders approved our 2005 Stock Incentive Plan (the "2005 Plan"). Since that date, new awards can no longer be made under our 1998 Stock Incentive Plan (the "1998 Plan") (together with the 2005 Plan, the "Plans"), but all outstanding awards under the 1998 Plan continue in accordance with their terms. The 2005 Plan authorizes a range of awards including stock options, stock appreciation rights, restricted stock, other awards based on common stock, dividend equivalents, performance shares or other stock-based performance awards, and shares issuable in lieu of rights to cash compensation. Eligible recipients of awards under the 2005 Plan include officers, employees, consultants and directors. Under the 2005 Plan, 4.0 million shares plus the approximately 2.6 million shares unused (out of 24 million authorized) under the 1998 Plan at the time of the 2005 Plan's inception, along with shares subject to awards under the 1998 Plan that are not delivered to the award's recipient (e.g., because the recipient's employment ends before the award vests), may be the subject of future awards. Under the 2005 Plan, no more than 2.0 million shares plus any unused portion of the preceding year's limit may be the subject of awards to any one person during a calendar year as "performance-based" compensation intended to qualify under Section 162(m) of the Internal Revenue Code. During any five-year period, no more than 250,000 shares may be the subject of awards under the 2005 Plan to any one non-employee director. Options granted under the 2005 Plan may not be "repriced" (as defined in the rules of the New York Stock Exchange) without stockholder approval. Our practice has been to provide newly issued shares upon exercise of stock options and for granting of restricted stock.

Information with respect to options issued under the Plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2008	2,204,539	$ 14.83
Canceled	(88,475)	16.05
Exercised	(982,046)	8.73
Outstanding at December 31, 2008	1,134,018	$ 20.01

5. Stock-Based Compensation (continued)

Stock options outstanding at December 31, 2008 are summarized as follows:

Range of Exercise Prices	Outstanding and Exercisable Options at December 31, 2008	Weighted Average Remaining Contractual Life – (Years)		Weighted Average Exercise Price
$1.67 - $3.29	33,038	2.51	$	2.01
$3.73 - $6.61	203,130	3.76	$	5.10
$11.23 - $17.32	286,100	2.95	$	15.45
$19.41- $21.50	111,750	4.91	$	19.45
$25.00 - $35.00	500,000	0.34	$	30.00

At December 31, 2008, 2007 and 2006, there were 1,134,018, 2,204,539 and 2,668,810 exercisable options with a weighted average exercise price of $20.01, $14.83 and $15.26, respectively.

Options granted under the 1998 Plan generally vested in three equal annual installments beginning twelve months after the date of grant. No options have been granted during 2008, 2006 or 2007 under the 2005 Plan. At December 31, 2008, the weighted average remaining contractual life of the options outstanding is 2.12 years, and all of the options are fully vested.

The aggregate intrinsic value of outstanding and vested stock options as of December 31, 2008 was $12.9 million, of which all were vested. The intrinsic value of options exercised during the year ended December 31, 2008 was $23.5 million. The intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $7.7 million and $173.3 million, respectively.

Restricted Stock

Restricted stock grants generally vest over a three or four-year period. The aggregate market value of restricted stock at the dates of issuance was $9.4 million, $9.6 million and $5.9 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is being recognized over the vesting period (the period over which restrictions lapse). In addition, when recognizing compensation expense associated with our restricted stock, we estimate forfeitures, based on historical trends, and adjust estimates of forfeitures when they are expected to differ. At December 31, 2008, we estimate that 8% of restricted stock grants will be forfeited within the first year of the date granted, an additional 5% within the second year of the date granted and insignificant amount after the second year of the date granted.

For the years ended December 31, 2008, 2007 and 2006, we recognized $6.2 million, $5.5 million and $4.3 million, respectively, of compensation expense associated with restricted stock, which was classified in selling, general and administrative expense.

5. Stock-Based Compensation (continued)

The following table summarizes the status of our restricted shares during the year ended December 31, 2008:

	Shares	Weighted Average Fair Value at Grant Date
Outstanding at January 1, 2008	672,968	$ 22.30
Granted during 2008	379,901	24.25
Vested during 2008	(311,270)	20.84
Forfeited during 2008	(35,602)	21.25
Outstanding at December 31, 2008	705,997	$ 24.34

The total remaining unrecognized compensation cost related to restricted stock awards is $10.4 million as of December 31, 2008. The weighted average period over which this cost is expected to be recognized is 2.3 years. The total fair value of restricted stock vested during the year ended December 31, 2008 was $6.5 million.

As of December 31, 2008, we had reserved a total of 7.0 million shares of our common stock for issuance under the Plans, including 4.0 million shares that are available for future grants under the 2005 Plan.

Stock Units

Each of our stock units provides its holder with the right to receive a share of our common stock as soon as we reasonably anticipate that our U.S. federal income tax deduction for the compensation resulting from the issuance of the stock will not be limited or eliminated by application of Section 162(m) of the Internal Revenue Code. The units were granted in exchange for restricted shares of our common stock, and were subject to forfeiture until the vesting date of the stock exchanged. All of the units are vested. As of December 31, 2008, 35,966 stock units remain outstanding and subject to settlement.

6. Fair Value Measurements

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3: Unobservable inputs for the asset or liability

6. Fair Value Measurements (continued)

We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth our financial assets and liabilities that were accounted for, at fair value, on a recurring basis as of December 31, 2008:

	Recurring Fair Value Measurements Using			
	Total Fair Value	Level 1	Level 2	Level 3
	(in thousands)			
Financial Assets:				
Investment securities	$ 32,975	$ 32,975	$ –	$ –
Interest rate cap	100	–	100	–

At December 31, 2008, we held $33.0 million of short-term investment securities, which consists of US Treasury Bills with an original maturity of more than three months. Our short-term investments are classified as available-for-sale securities.

We are exposed to market risks from changes in interest rates, which may adversely affect our operating results and financial position. When deemed appropriate, we minimize our risks from interest rate fluctuations using derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes. We do not use leveraged derivative financial instruments. The interest rate cap is valued using broker quotations, or market transactions either in the listed or over-the counter markets. As such, these derivative instruments are classified within level 2. Gains and losses from changes in the fair value of the interest rate cap are recorded within other income in the accompanying consolidated statements of net income.

The estimated fair value of certain of our financial instruments, including cash and cash equivalents, current portion of accounts receivable, accounts payable and accrued expenses approximate their carrying amounts due to their short term maturities. The non-current portion of accounts receivable have been discounted to their net present value, which approximates fair value. The carrying value of our film facility debt approximates its fair value because the interest rates applicable to such debt are based on floating rates identified by reference to market rates.

7. Sales to Major Customers

Credit is extended based on an evaluation of the customer's financial condition and generally, collateral is not required. Credit losses are provided for in the financial statements and have been consistently within our expectations.

During the years ended December 31, 2008 and 2007, Hasbro accounted for 16% and 21%, respectively, of Licensing segment net sales.

We distribute our comic books and trade paperbacks to the direct market through Diamond. During the years ended December 31, 2008, 2007 and 2006, net sales made through Diamond to the direct market accounted for 69%, 68% and 70%, respectively, of Publishing segment net sales. Diamond also distributes our trade paperbacks to mass bookstore merchandisers. Total net sales made through Diamond during the years ended December 31, 2008, 2007 and 2006 accounted for 81%, 81% and 80%, respectively, of Publishing segment net sales and 15%, 21% and 25%, respectively, of our consolidated net sales. Diamond also accounted for 7% and 34% of total consolidated accounts receivable at December 31, 2008 and 2007, respectively.

8. Income Taxes

The provision (benefit) for income taxes is based upon income (loss) before taxes as follows:

	Years ended December 31, 2008	2007	2006
	(in thousands)		
United States	$ 350,554	$ 266,363	$ 88,327
Foreign jurisdictions	3,944	(3,131)	10,473
Total	$ 354,498	$ 263,232	$ 98,800

The provision (benefit) for income taxes is summarized as follows:

	Years ended December 31, 2008	2007	2006
	(in thousands)		
Current:			
Federal	$ 100,785	$ 76,253	$ 33,016
State and local	14,989	17,518	803
Foreign (1)	5,906	3,976	5,552
	121,680	97,747	39,371
Deferred:			
Federal	4,581	(3,562)	(2,663)
State and local	6,958	4,815	2,381
Foreign	(39)	(92)	(18)
	11,500	1,161	(300)
Income tax expense	$ 133,180	$ 98,908	$ 39,071

(1) Current foreign taxes include foreign withholding taxes in the amount of $5.4 million, $4.4 million, and $3.1 million for 2008, 2007, and 2006, respectively.

The differences between the statutory federal income tax rate and the effective tax rate are attributable to the following:

	Years ended December 31, 2008	2007	2006
Federal income tax provision computed at the statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal income tax benefit	4.0%	6.1%	3.2%
Joint venture minority interest	(1.6)%	(3.3)%	(0.4)%
Foreign taxes	–	0.2%	0.7%
Other	0.2%	(0.4)%	1.0%
Total provision for income taxes	37.6%	37.6%	39.5%

We are not responsible for the income taxes related to the minority share of the Joint Venture's earnings. The tax liability associated with the minority share of the Joint Venture's earnings is therefore not reported in our income tax expense, even though the Joint Venture's entire income is consolidated in our reported income before income tax expense. Joint Venture earnings therefore have the effect of lowering our effective tax rate. This effect is more pronounced in periods in which Joint Venture earnings are higher relative to our other earnings.

8. Income Taxes (continued)

We retain various state and local net operating loss carryforwards of $316 million, which will expire in various jurisdictions in the years 2009 through 2026. The tax benefit on $93 million of this amount will be recorded as additional paid-in capital when realized, consistent with SFAS 123R, as it is attributable to tax deductions from exercises of stock options. As of December 31, 2008, there is a valuation allowance of $0.3 million against capital loss carryforwards, as we believe it is more likely than not that such assets will not be realized in the future.

For financial statement purposes, we record income taxes using the liability approach of SFAS 109, which results in the recognition and measurement of deferred tax assets based on the likelihood of realization of tax benefits in future years. Deferred taxes result from temporary differences between the recognition of income and expenses for financial reporting purposes and on income tax returns. The significant components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2008	2007
	(in thousands)	
Deferred tax assets:		
Accounts receivable	$ 204	$ 398
Inventory	1,147	867
Depreciation/ amortization	180	103
Sales reserves	3,504	4,202
Employment reserves	4,613	5,767
Minimum pension liability	1,744	1,932
Other reserves	1,109	1,084
Loss carryforwards	8,564	12,448
Deferred revenue	26,600	18,260
Federal benefit of reserves	20,258	14,545
Tax credits	887	–
Total gross deferred tax assets	68,810	59,606
Less valuation allowance	(322)	(1,234)
Net deferred tax assets	68,488	58,372
Deferred tax liabilities:		
Unremitted foreign earnings	(186)	–
Film revenue	(21,198)	–
Total gross deferred tax liabilities	(21,384)	–
Net deferred tax assets	$ 47,104	$ 58,372

We adopted the provisions of FIN 48 on January 1, 2007 and, as a result, we recognized an increase in reserves for uncertain tax positions of approximately $26 million, including interest (net of tax benefit) and penalties, resulting in a total liability for unrecognized tax benefits ("UTBs") under FIN 48 of $36 million. The increase in reserves for uncertain tax positions was partially offset by deferred tax assets established to recognize the correlative impact of federal, state and local, and foreign uncertain tax positions. As a result of FIN 48's adoption, we recorded a net reduction of approximately $19 million to our January 1, 2007 retained earnings balance.

8. Income Taxes (continued)

A reconciliation of the beginning and ending amounts of UTBs is as follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Balance at January 1	$ 51,900	$ 36,000
Additions based on tax positions related to the current year	13,000	14,500
Reductions based on tax positions related to the current year	-	-
Additions for tax positions of prior years	3,300	1,600
Reductions for tax positions of prior years	(9,400)	-
Settlements with taxing authorities	(1,100)	-
Expirations of statutes of limitations	(600)	(200)
Balance at December 31	$ 57,100	$ 51,900

If the December 31, 2008 total amount of UTBs were recognized in the future, the effective tax rate in future periods would be favorably affected by $38.7 million.

The $13.0 million increase to UTBs for the year ended December 31, 2008 resulted from current tax positions claimed in various jurisdictions in which we operate. UTBs decreased by $10.0 million in the current year due to the resolution of certain state and local and foreign tax examinations, and expiring statutes of limitations for the assessment of additional tax liabilities. UTBs also decreased by $1.1 million in the current year due to the settlement of a state tax examination in October 2008. Except for increases attributable to earnings in subsequent periods, we do not expect the remaining UTBs to significantly increase or decrease over the next twelve months.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. We are no longer subject to examination by U.S. federal, state and local, or foreign tax authorities for years through 2002. New York State has completed examinations of our tax returns through 2007 with no material adjustments. Federal income tax returns for 2003 through 2006 are currently under examination by the Internal Revenue Service ("IRS"). As of December 31, 2008, the IRS has proposed certain adjustments, which are fully reserved for and, if we were to agree to them, would not result in a material change to our financial position.

We record interest and penalties that may be incurred on UTBs as part of income tax expense. During the years ended December 31, 2008 and 2007, interest and penalties totaled $2.8 million and $1.2 million, respectively. At December 31, 2008, we maintained $5.2 million of accrued interest and $0.3 million of accrued penalties on UTBs. At December 31, 2007, we maintained $2.4 million of accrued interest and $0.3 million of accrued penalties on UTBs.

9. Commitments and Contingencies

We have commitments under various operating leases, primarily for office space, certain of which extend through January 31, 2012.

Rent expense related to non-cancelable operating leases amounted to $2.1 million, $2.2 million and $2.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

On September 23, 2008, we entered into a non-cancellable operating lease for the rental of sound stages where we intend to film our next four self-produced films, and for Marvel Studios' new production and corporate office space, located in Manhattan Beach, California. The lease has an initial term of three years, with four successive one-year extension options. We anticipate making aggregate rental payments under this lease of approximately $14 million over the three-year period beginning January 1, 2009.

9. Commitments and Contingencies (continued)

Future minimum rental payments under non-cancelable operating leases as of December 31, 2008 are as follows (in thousands):

Year ending December 31:	
2009	$ 7,381
2010	7,425
2011	6,027
2012	409
Total	$ 21,242

Legal Matters

On January 26, 2009, in the United States District Court for the Southern District of New York, four purported shareholders of Stan Lee Media, Inc. ("SLM"), individually and on behalf of all SLM shareholders, filed a derivative action against Marvel, Isaac Perlmutter (our President and Chief Executive Officer), Avi Arad (a former officer and director), Stan Lee, Joan C. Lee, Joan Lee and Arthur Lieberman. The complaint alleges that SLM is the owner of rights in characters co-created by Mr. Lee while he was employed by our predecessors, the Marvel name and trademark, and Mr. Lee's name and likeness (collectively, the "Intellectual Property"). The plaintiffs allege that prior to the date Mr. Lee entered into a new employment agreement with us in 1998, Mr. Lee transferred his interest in the Intellectual Property to a predecessor of SLM. Mr. Lee has denied that he had any ownership interest in the Intellectual Property and that any transfer of those rights to SLM ever took place. The complaint in the plaintiffs' lawsuit also alleges that all defendants committed fraud, were involved in a conspiracy to deprive SLM of its ownership of the Intellectual Property, wrongfully failed to disclose the terms of a 2005 settlement of litigation brought against Marvel by Mr. Lee and wrongfully exploited claimed rights of SLM in the Intellectual Property. The relief sought by the complaint includes a declaration of SLM's rights in the Intellectual Property, compensatory and punitive damages of $750 million based on alleged breaches of fiduciary duty, unspecified damages for fraud, inducing a breach of fiduciary duty and civil conspiracy, an accounting of profits and the imposition of a constructive trust, unspecified treble damages for violations of SLM's Lanham Act rights, SLM's rights of publicity and for unfair business practices. We believe all claims in the complaint are without merit.

On March 30, 2007, in the United States District Court for the Southern District of Illinois, Gary Friedrich and Gary Friedrich Enterprises, Inc. ("Friedrich") filed a lawsuit against us, and numerous other defendants including Sony Pictures Entertainment, Inc., Columbia Pictures Industries, Inc., Hasbro, Inc. and Take-Two Interactive Software, Inc. That suit has been transferred to the Southern District of New York. The complaint alleges that Friedrich is the owner of intellectual property rights in the character Ghost Rider and that we and other defendants have exploited the Ghost Rider character in a motion picture and merchandise without Friedrich's consent. Friedrich has asserted numerous claims including copyright infringement, negligence, waste, state law misappropriation, conversion, trespass to chattels, unjust enrichment, tortious interference with right of publicity, and for an accounting. We believe Friedrich's claims to be without merit.

We are also involved in various other legal proceedings and claims incident to the normal conduct of our business. Although it is impossible to predict the outcome of any legal proceeding and there can be no assurances, we believe that our legal proceedings and claims, individually and in the aggregate, are not likely to have a material adverse effect on our financial condition, results of operations or cash flows.

9. Commitments and Contingencies (continued)

We regularly evaluate our litigation claims to provide assurance that all losses and disclosures are provided for in accordance with SFAS No. 5 "Accounting for Contingencies" ("SFAS 5"). Our evaluation of legal matters involves considerable judgment by us. We engage internal and outside legal counsel to assist in the evaluation of these matters. Accruals for estimated losses, if any, are determined in accordance with the guidance provided by SFAS 5.

10. Benefit Plans

We have a 401(k) plan covering substantially all of our employees. We may make discretionary contributions to this plan. No contributions were made during any of the years ended December 31, 2008, 2007 and 2006.

In addition, in connection with the 1999 sale of the assets of our Fleer and Skybox International subsidiaries, we retained certain liabilities related to the Fleer/Skybox International Retirement Plan (the "Qualified Plan") and the Skybox Nonqualified Defined Benefit Plan (the "Nonqualifed Plan"), both of which are defined benefit pension plans for employees of those subsidiaries (collectively, the "Fleer/Skybox Plan"). These plans have been amended to freeze the accumulation of benefits and to prohibit new participants. Based on our assumptions, the accumulated benefit obligation was $20.8 million at December 31, 2008 ($20.4 million at December 31, 2007) which exceeded assets by $4.2 million at December 31, 2008 ($4.6 million at December 31, 2007). The Nonqualified Plan is unfunded and has a net liability of $1.0 million at December 31, 2008 and 2007. The current liability, which equals $0.1 million, relates only to the Nonqualified Plan and represents the benefits expected to be paid in the next 12 months from the Nonqualified Plan. The remainder of the Nonqualified Plan's liability is non-current. The Qualified Plan is underfunded and has a net liability of $3.2 million ($3.6 million at December 31, 2007). Because the Qualified Plan's assets are sufficient to cover the expected benefits to be paid from this plan in the next twelve months, its liabilities are non-current.

During the first quarter of 2007, we changed our measurement date from September 30 to December 31 for the Fleer/Skybox Plan. In accordance with the measurement date transition provisions of SFAS 158, we remeasured benefit obligations and plan assets as of January 1, 2007. This remeasurement did not have a material impact on the unfunded accumulated benefit obligation or accumulated other comprehensive income.

Plan administrative expenses for the years ended December 31, 2008, 2007 and 2006 were not significant. Pension costs are funded based on the recommendations of independent actuaries, and amounted to $1.1 million, $1.4 million and $1.0 million during 2008, 2007 and 2006, respectively. We expect contributions for our pension plan in 2009 to be approximately $0.7 million. Expected benefit payments are based on the same assumptions used to measure the year-end benefit obligations.

We target approximately 85% of our pension plan assets to be invested in a combination of commercial paper, a stable return fund and an intermediate government securities fund, based on the risk tolerance characteristic of the plan, which may be adjusted in the future to achieve our overall investment objective. The balance of the plan assets are invested in various common stocks, including, from time to time, our shares. We develop our expected long-term rate of return assumption based on the historical experience of our portfolio and the review of projected returns by asset class. The discount rate, determined at each measurement date, is based on the Moody's Aa Corporate Bond Index yield, a commonly used index for determining pension obligations. This index is an average of the Utilities and Industrial bond indices. The plan provides for the payment of benefits at any time.

10. Benefit Plans (continued)

Our plan asset allocations (at the measurement dates) and target allocations are summarized as follows:

	Percentage of Plan Assets at September 30, 2006	Percentage of Plan Assets at December 31, 2007	Percentage of Plan Assets at December 31, 2008	% Target Allocation in 2009
Equity securities	25%	11%	1%	15%
Debt securities	75%	89%	99%	85%

10. Benefit Plans (continued)

The following table reconciles the projected benefit obligation, plan assets, funded status, and net pension liability for the Fleer/Skybox Plan. The 2008 and 2007 column includes the twelve months period from January 1 to December 31. The remeasure column includes the three-month period from October 1, 2006 to December 31, 2006, which reflects the change in measurement date from September 30 to December 31. The 2006 column includes the twelve month period from October 1, 2005 to September 30, 2006.

	2008	2007	Remeasure	2006
		(in thousands)		
Accumulated Benefit Obligation, End of Period	$ 20,818	$ 20,432	$ 20,645	$ 20,680
Change in Projected Benefit Obligation				
Projected benefit obligation, beginning of period	$ 20,432	$ 20,645	$ 20,680	$ 21,711
Service cost	–	–	–	–
Interest cost	1,162	1,152	285	1,141
Plan amendments	–	–	–	–
Assumption changes	–	–	–	–
Actuarial (gain)/loss	580	(31)	–	(595)
Benefits paid	(1,356)	(1,334)	(320)	(1,577)
Projected benefit obligation, end of period	$ 20,818	$ 20,432	$ 20,645	$ 20,680
Change in plan assets				
Plan assets at fair value, beginning of period	$ 15,840	$ 14,891	$ 14,777	$ 14,414
Actual return on plan assets	1,049	837	212	976
Company contributions	1,089	1,446	222	964
Benefits paid	(1,356)	(1,334)	(320)	(1,577)
Plan assets at fair value, end of period	$ 16,622	$ 15,840	$ 14,891	$ 14,777
Funded status	$ (4,196)	$ (4,592)	$ (5,754)	$ (5,903)
Contributions between measurement date and fiscal year-end	–	–	–	223
Net pension (liability) at end of period	$ (4,196)	$ (4,592)	$ (5,754)	$ (5,680)
Amounts recognized in the statement of financial position				
Non-current assets	$ –	$ –	$ –	$ –
Current liabilities	(105)	(105)	(103)	(103)
Non-current liabilities	(4,091)	(4,487)	(5,651)	(5,577)
Net pension (liability) at end of period	$ (4,196)	$ (4,592)	$ (5,754)	$ (5,680)
Amounts recognized in accumulated other comprehensive income				
Net transition obligation	$ –	$ –	$ –	$ –
Prior service cost (credit)	(312)	(365)	(419)	(433)
Net actuarial loss	6,871	6,722	6,833	6,860
	$ 6,559	$ 6,357	$ 6,414	$ 6,427

10. Benefit Plans (continued)

The components of net periodic pension costs and the significant assumptions used are summarized below:

	2008	2007	2006
	(dollars in thousands)		
Total cost for plan year			
Service cost	$ –	$ –	$ –
Interest cost	1,162	1,152	1,141
Expected return on plan assets	(828)	(972)	(922)
Amortization of:			
Unrecognized net loss	210	215	244
Unrecognized prior service cost	(54)	(54)	(54)
Unrecognized net asset obligation	–	–	–
Net periodic pension cost	$ 490	$ 341	$ 409
Measurement date	12/31/2008	12/31/2007	9/30/2006
Assumptions used for annual expense:			
Discount rate	5.88%	5.70%	5.40%
Expected return on plan assets	5.25%	6.50%	6.50%
Rate of compensation increase	N/A	N/A	N/A
Assumptions used for year-end disclosure:			
Discount rate	5.62%	5.88%	5.70%
Rate of consumption increase	N/A	N/A	N/A

We expect to contribute $0.7 million to the plan in 2009.

Annual expected benefit payments are as follows (in thousands):

2009	$ 1,365
2010	1,426
2011	1,440
2012	1,499
2013	1,527
2014-2018	8,046

The estimated net actuarial loss and prior service cost for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the 2009 fiscal year are $0.2 million and ($0.1 million), respectively. There is no transition obligation to be amortized in 2009.

The amortization of any prior service cost and gains and losses is determined using a straight-line amortization of the cost over the expected lifetime of inactive participants in the plan, since the plan has mostly inactive participants.

11. Segment Information

We operate our businesses in three segments: Licensing, Publishing and Film Production.

	Licensing	Publishing	Film Production	All Other	Total
			(in thousands)		
Year ended December 31, 2008					
Net sales	$ 292,817	$ 125,389	$ 254,571	$ 3,400	$ 676,177
Operating income (loss)	242,262	47,315	102,656	(24,259)	367,974
Total capital expenditures[(1)]	1	1,533	206	644	2,384
Total identifiable assets	363,954	74,319	365,414	133,897	937,584
Year ended December 31, 2007					
Net sales	$ 343,655	$ 125,657	$ –	$ 16,495	$ 485,807
Operating income (loss)	255,505	53,524	(7,537)	(27,063)	274,429
Total capital expenditures[(1)]	142	–	220	2,297	2,659
Total identifiable assets	351,788	71,409	278,887	115,274	817,358
Year ended December 31, 2006					
Net sales	$ 132,448	$ 108,464	$ –	$ 110,886	$ 351,798
Operating income (loss)	82,014	44,077	(7,464)	(6,067)	112,560
Total capital expenditures[(1)]	1,492	–	–	14,794	16,286
Total identifiable assets	366,454	69,710	39,006	148,695	623,865

[(1)] Excludes film costs capitalized into film inventory

During early 2008, we completed our exit from toy manufacturing activities as planned. We also completed a change in the focus of the support that we provide to Hasbro, which resulted in changes to our internal organizational structure and staff reductions. These events altered our internal reporting of segment performance, with the result that we are including revenues earned from Hasbro (associated with toys manufactured and sold by Hasbro) and related expenses (associated with royalties that we owe on our Hasbro revenue) within our Licensing segment. Those revenues and expenses were formerly included in our Toy segment. Our remaining activities related to our terminated toy manufacturing business are included with Corporate overhead in "All Other". We have reclassified prior-period segment information to conform to the current-year presentation. As a result of these changes, segment information for the years ended December 31, 2007 and 2006 has been reclassified as follows:

	Year Ended December 31, 2007			Year Ended December 31, 2006		
	Previously Reported	Adjustment	As Reclassified	Previously Reported	Adjustment	As Reclassified
			(in thousands)			
Net Sales						
Licensing	$ 272,722	$ 70,933	$ 343,655	$ 127,261	$ 5,187	$ 132,448
Toys	87,428	(87,428)	–	116,073	(116,073)	–
All Other	–	16,495	16,495	–	110,886	110,886
Cost of Revenues						
Toys	8,680	(8,680)	–	56,384	(56,384)	–
All Other	–	8,680	8,680	–	56,384	56,384
Selling, General and Administrative						
Licensing	75,736	11,564	87,300	49,288	714	50,002
Toys	20,806	(20,806)	–	27,979	(27,979)	–
All Other	21,994	9,242	31,236	22,698	27,265	49,963
Operating Income(Loss)						
Licensing	196,136	59,369	255,505	77,541	4,473	82,014
Toys	54,725	(54,725)	–	21,098	(21,098)	–
All Other	(22,419)	(4,644)	(27,063)	(22,692)	16,625	(6,067)

11. Segment Information (continued)

Licensing Segment

Our Licensing segment, which includes the operations of the Joint Venture, licenses our characters for use in a wide variety of products and media, the most significant of which are described below. In addition, as part of our efforts to build demand for our licensed consumer products, the Licensing segment has begun producing animated television programming featuring Marvel characters. The animated programming is expected to begin airing in 2009. By controlling the content and distribution of the animation, we hope to increase our consumer products licensing activities more than is possible through animation whose content and distribution is under the control of our animation licensees. Identifiable assets for the Licensing segment as of December 31, 2008 and 2007 include goodwill of $298.4 million.

Consumer Products

We license our characters for use in a wide variety of consumer products, including toys, apparel, interactive games, electronics, homewares, stationery, gifts and novelties, footwear, food and beverages and collectibles. Revenues from these activities are classified in our Licensing segment.

Studio Licensing

Feature Films. We have licensed some of our characters to major motion picture studios for use in motion pictures. For example, we currently have a license with Sony to produce motion pictures featuring the Spider-Man family of characters. We also have outstanding licenses with studios for a number of our other characters, including The Fantastic Four, X-Men (including Wolverine), Daredevil/Elektra, Ghost Rider, Namor the Sub-Mariner and The Punisher. Under these licenses, we retain control over merchandising rights and retain more than 50% of merchandising-based royalty revenue. We intend to self-produce, rather than license, all future films based on our characters that have not been licensed to third parties.

Television Programs. We license our characters for use in television programs. Several television shows based on our characters are in various stages of development including animated programming based on Iron Man, X-Men (including Wolverine), the Incredible Hulk and Black Panther. Since January 2009, the new animated series "*Wolverine and the X-Men*" has been airing on Nicktoons Network.

Made-for-DVD Animated Feature Films. We have licensed some of our characters to an entity controlled by Lions Gate Entertainment Corp. to produce up to ten feature-length animated films for distribution directly to the home video market. To date, six titles have been distributed under this arrangement.

Destination-Based Entertainment

We license our characters for use at theme parks, shopping malls and special events. For example, we have licensed some of our characters for use at Marvel Super Hero Island, part of the Islands of Adventure theme park at Universal Orlando in Orlando, Florida, and for use in a Spider-Man attraction at the Universal Studios theme park in Osaka, Japan. We have also licensed our characters for the development of theme parks in Dubai and in South Korea.

Promotions

We license our characters for use in short-term promotions of other companies' products and services.

11. Segment Information (continued)

Publications

Our Licensing segment licenses our characters to publishers located outside the United States for use in foreign-language comic books and trade paperbacks and to publishers worldwide for novelizations and a range of coloring and activity books.

Publishing Segment

The Publishing segment creates and publishes comic books and trade paperbacks principally in North America. Marvel has been publishing comic books since 1939 and has developed a roster of more than 5,000. Our titles include Spider-Man, X-Men, Fantastic Four, Iron Man, the Incredible Hulk, Captain America, the Avengers, and Thor. In addition to revenues from the sale of comic books and trade paperbacks, the Publishing segment derives revenues from sales of advertising and subscriptions and from other publishing activities, such as custom comics and digital media activities. Our digital media activities have had a small but growing impact on our Publishing segment revenues, mostly through online advertising and digital comic subscription sales. We expect continued growth and diversification in Marvel Online revenues as we continue to increase our online presence. Identifiable assets for the Publishing segment as of December 31, 2008 and 2007 include goodwill of $42.5 million.

Film Production Segment

Until we began producing our own films, our growth strategy was to increase exposure of our characters by licensing them to third parties for development as movies and television shows. The increased exposure creates revenue opportunities for us through increased sales of toys and other licensed merchandise. Our self-produced movies, the first two of which were released in 2008, represent an expansion of that strategy that also increases our level of control in developing and launching character brands. Our self-produced movies also offer us an opportunity to participate in the films' financial performance to a greater extent than we could as a licensor.

Our Film Production segment includes our self-produced feature films. Those films are financed primarily with our $525 million film facility. The first two films produced by the Film Production segment were *Iron Man*, which was released on May 2, 2008, and *The Incredible Hulk*, which was released on June 13, 2008. We are currently developing four films for release in 2010 and 2011: *Iron Man 2*, *Thor*, *The First Avenger: Captain America* and *The Avengers*. The scheduled release dates of those films are, respectively, May 7, 2010, July 16, 2010, May 6, 2011 and July 15, 2011. Identifiable assets for the Film Production segment as of December 31, 2008 and 2007 include goodwill of $5.3 million.

11. Segment Information (continued)

Revenue by Geographic Area
(in thousands)

	2008		2007		2006	
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
Licensing (1)	$ 170,336	$ 122,482	$ 217,077	$ 126,579	$ 88,336	$ 44,112
Publishing	111,737	13,651	113,399	12,258	96,722	11,742
Film Production	157,900	96,671	–	–	–	–
All Other (2)	2,562	838	14,557	1,937	77,790	33,096
Total	$ 442,535	$ 233,642	$ 345,033	$ 140,774	$ 262,848	$ 88,950

(1)Includes U.S. revenue derived from the Joint Venture of $20.8 million, $70.8 million and $3.4 million for 2008, 2007, and 2006, respectively. Includes foreign revenue derived from the Joint Venture of $36.5 million, $51.2 million and $0.7 million for 2008, 2007, and 2006, respectively.

(2) Represents toy sales, associated with our toy manufacturing operations, which ceased during early 2008.

12. Other Income

During January 2008, we received settlement payments in connection with the early termination of two interactive license agreements. We recorded $19.0 million of other income from these settlement payments.

13. Subsequent Event

On February 17, 2009, we amended the film facility to allow us, at our option, to utilize a lower cost completion bond structure. In order to take advantage of this lower cost completion bond structure for a picture, we will need to escrow approximately $26 million ($31.5 million on *Iron Man 2*) for the duration of production. Upon completion of the film, the escrowed funds will be returned to us. However, the amount of escrowed funds returned to us will be reduced to the extent that the cost of the film exceeds 110% of its budget.

In February 2009, we repurchased 0.3 million shares of our common stock for $6.5 million.

14. Quarterly Financial Data (Unaudited)

Summarized quarterly financial information for the years ended December 31, 2008 and 2007 is as follows:

	2008				2007			
Quarter Ended	March 31 (1)	June 30 (2)	September 30	December 31	March 31 (5)	June 30	September 30 (4)	December 31 (3)
	(in thousands, except per share data)							
Net sales	$ 112,567	$ 156,859	$ 182,499	$ 224,252	$ 151,402	$ 101,475	$ 123,642	$ 109,288
Net income	45,231	46,671	50,626	63,007	46,842	29,087	36,268	27,626
Basic net income per common share	$ 0.58	$ 0.60	$ 0.65	$ 0.80	$ 0.56	$ 0.35	$ 0.47	$ 0.36
Dilutive net income per common share	$ 0.58	$ 0.59	$ 0.64	$ 0.80	$ 0.54	$ 0.34	$ 0.45	$ 0.35

1) The quarterly financial data for the quarter ended March 31, 2008 includes settlement payments of $19.0 million, included in other income, received in connection with the early termination of two interactive licensing agreements and are reflected in net income.

2) The quarterly financial data for the quarter ended June 30, 2008 includes a credit of $8.3 million in selling, general and administrative expense to reflect a reduction in our estimate of royalties payable to actors starring in the Spider-Man movies for the use of their likeness in licensed products.

3) Quarterly financial data for the quarter ended December 31, 2007 includes out-of-period adjustments of $2.8 million in additional selling, general and administrative expense to correct the estimated amount of royalties payable to actors for the use of their likeness in products over the period 2004 to 2006. The quarterly financial data also includes $1.9 million in additional selling, general and administrative expense to correct the estimated amount of royalties payable to actors for the use of their likeness in products in the first and third quarters of 2007. We do not believe these adjustments are material to this quarter or any previously reported periods.

4) The quarterly financial data for the quarter ended September 30, 2007 includes unusually high amounts ($16.8 million) received in settlements of licensing audit claims that are reflected in net sales. The quarterly financial data also includes a discrete tax benefit of $1.7 million, primarily due to a reduction of deferred tax liabilities related to our Hong Kong subsidiary, which we do not believe is material to this quarter or any previously reported periods.

5) The quarterly financial data for the quarter ended March 31, 2007 includes an adjustment to beginning of the year deferred tax assets, which resulted in a discrete income tax charge of $2.6 million, a $3.1 million decrease to additional paid-in-capital and a $4.4 million increase to goodwill. The adjustment to additional paid-in-capital is presented on the accompanying statement of stockholders' equity and comprehensive income within tax benefit of stock options exercised, net. The net income for the quarter ended March 31, 2007 also includes an adjustment to record a $1.9 million non-recurring credit to selling, general and administrative expenses associated with pension accounting for the Fleer/Skybox Plan. Diluted net income per common share in the first quarter of 2007 incorporates a correction to our weighted average number of diluted shares outstanding that was announced on May 24, 2007. We do not believe that any of these adjustments are material to this quarter or any previously reported periods.

The income per common share computation for each quarter and year are separate calculations. Accordingly, the sum of the quarterly income per common share amounts may not equal the net income per common share for the year.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Balance At Beginning of Period	Charged to Sales or Costs and Expenses	Charged to Other Accounts	Deductions (3)	Balance at End of Period
			(in thousands)		
Year Ended December 31, 2008					
Allowances included in Accounts Receivable, Net:					
Doubtful accounts—current	$ 1,101	$ (522)(2)	$ –	$ 35	$ 544
Doubtful accounts—non-current	–	–	–	–	–
Advertising, markdowns, volume discounts and other	15,019	20,329 (1)	–	20,888	14,460
Valuation allowances against deferred taxes	1,234	–	–	912	322
Year Ended December 31, 2007					
Allowances included in Accounts Receivable, Net:					
Doubtful accounts—current	2,107	(453)(2)	–	553	1,101
Doubtful accounts—non-current	–	–	–	–	–
Advertising, markdowns, volume discounts and other	18,504	21,414 (1)	(1,981)	22,918	15,019
Valuation allowances against deferred taxes	1,067	167	–	–	1,234
Year Ended December 31, 2006					
Allowances included in Accounts Receivable, Net:					
Doubtful accounts—current	3,993	(1,877)(2)	–	9	2,107
Doubtful accounts—non-current	–	–	–	–	–
Advertising, markdowns, volume discounts and other	12,216	23,366 (1)	–	17,078	18,504
Valuation allowances against deferred taxes	2,610	150	(1,693)	–	1,067

(1) Charged to sales.
(2) Charged to (recovery of) costs and expenses.
(3) Allowances utilized and/or paid.

MARVEL ENTERTAINMENT, INC.
417 Fifth Avenue
New York, New York 10016

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

March 24, 2009

To the Stockholders of Marvel Entertainment, Inc.:

Marvel's 2009 annual meeting of stockholders will be held on Tuesday, May 5, 2009 at 11:00 a.m. We will meet at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York. You may vote at the meeting if you owned common stock of Marvel at the close of business on March 9, 2009.

At the meeting, we plan to:

- elect as directors the three nominees named in the attached proxy statement;
- vote on the ratification of the appointment of PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm to audit Marvel's financial statements and the effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2009; and
- attend to other business properly presented at the meeting or any adjournment of the meeting.

To ensure that your vote will be counted, please vote on the Internet, by telephone at 1-800-690-6903 or by promptly signing and returning the enclosed proxy card in the enclosed prepaid envelope. Your proxy card contains instructions for each of these voting options.

By Order of the Board of Directors,

Benjamin Dean
Secretary

TABLE OF CONTENTS

MARVEL ENTERTAINMENT, INC.
417 Fifth Avenue
New York, New York 10016

PROXY STATEMENT
dated March 24, 2009
for the
2009 Annual Meeting of Stockholders
to be held on May 5, 2009

ABOUT THE 2009 ANNUAL MEETING OF STOCKHOLDERS

Introduction; Location and Time of Annual Meeting

This proxy statement is being furnished by and on behalf of the Board of Directors of Marvel Entertainment, Inc., a Delaware corporation, in connection with the solicitation of proxies to be voted at the 2009 annual meeting of stockholders to be held at 11:00 a.m. EDT on Tuesday, May 5, 2009 at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York, and at any adjournments or postponements thereof. Marvel's principal offices are located at 417 Fifth Avenue, New York, New York 10016. Our telephone number is (212) 576-4000. This proxy statement and the enclosed proxy card are being made available to stockholders starting on or about March 24, 2009.

Proposals at Annual Meeting

At the annual meeting, stockholders will be asked to act on proposals to:

(1) Elect each of James W. Breyer, Laurence N. Charney and Richard L. Solar (each of whom is now a Marvel director) as a director to serve a term of three years and until the election and qualification of his respective successor;

(2) Ratify the appointment of PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm to audit Marvel's financial statements and the effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2009; and

(3) Transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Voting, Revocation and Solicitation of Proxies

All validly completed proxies received by Marvel (whether by mail, telephone or the Internet) in time for the annual meeting will be voted in accordance with the instructions given by the stockholder completing the proxy. In the absence of instructions, a proxy will be voted FOR (1) the election of each of the three nominees identified above as a Marvel director and (2) the ratification of the appointment of PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm to audit Marvel's financial statements and the effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2009. Any other matters that may properly come before the meeting will be acted upon by the persons named on the accompanying proxy card in accordance with their discretion.

The submission of a signed proxy card or a telephone or Internet vote will not affect a stockholder's right to attend, or to vote in person at, the annual meeting. Stockholders of record who return a proxy card or cast a telephone or Internet vote may revoke their vote at any time before it is recorded by (i) filing a revocation with our corporate secretary, (ii) returning a proxy bearing a later date or (iii) attending the annual meeting and voting in person. A stockholder's attendance at the annual meeting will not by itself revoke a proxy given by the stockholder. Persons who hold our stock through a broker or other intermediary should consult that party as to the procedures to be used for revoking a vote.

Marvel will bear the cost of soliciting proxies. In addition to soliciting proxies by mail, proxies may be solicited by our directors, officers and other employees by personal interview, telephone and other means. Those parties will receive no additional compensation for those services. Marvel requests that brokerage houses and other custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of shares of Marvel's stock held of record by intermediaries. Marvel will reimburse those brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred when the solicitation materials are forwarded.

Householding of Proxies

In some cases, only one copy of this proxy statement (and the accompanying annual report) or the Notice of Internet Availability of Proxy Materials is being delivered to multiple stockholders sharing an address unless Marvel has received contrary instructions from one or more of the stockholders. Marvel will deliver promptly, upon written or oral request, a separate copy of this proxy statement (and the annual report) or the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered. To request separate delivery of these materials now or in the future, a stockholder may write to: Corporate Secretary, Marvel Entertainment, Inc., 417 Fifth Avenue, New York, New York 10016 or call (212) 576-4000, extension 8577. Additionally, any stockholders who are currently sharing an address and receiving multiple copies of the proxy statement and annual report or the Notice of Internet Availability of Proxy Materials and who would rather receive a single copy of those materials may so instruct us in the manner described above, or by contacting their broker.

Ability to Abstain or Withhold Authority on Matters

Boxes and a designated blank space are provided on the proxy card for stockholders to mark if they wish either to withhold authority to vote for any of the nominees for director or to abstain from the vote to ratify the appointment of PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm to audit Marvel's financial statements and the effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2009.

Record Date

Only holders of record of shares of Marvel's common stock at the close of business on the record date, March 9, 2009, are entitled to notice of the annual meeting and will be entitled to vote at the annual meeting. On the record date, there were issued and outstanding 78,424,691 shares of our common stock, each of which is entitled to one vote.

Quorum; Vote Required to Approve Each Proposal

A quorum of stockholders is necessary to hold a valid annual meeting. The presence in person or by proxy at the annual meeting of holders of shares representing a majority of our common stock constitutes a quorum.

Proposal 1: Election of Directors

The election of directors requires the affirmative vote of the holders of a plurality of the shares present or represented by proxy at the annual meeting and entitled to vote on the matter. A properly executed proxy marked "Withhold Authority" with respect to the election of any director will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining a quorum. Therefore, withholding authority with respect to a director will not affect the outcome of the election of that director. If your broker holds your shares of stock in its name and does not receive voting instructions from you, the broker may be permitted to vote your shares on the election of directors. If under applicable rules a broker were not permitted to vote your shares in the absence of instructions from you, the "non-voted" shares would not affect the outcome of the election of directors.

Proposal 2: Ratification of the Appointment of Marvel's Independent Registered Public Accounting Firm

Ratification of the appointment of PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm to audit Marvel's financial statements and the effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2009 requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the annual meeting and entitled to vote on the matter. Abstentions will be counted as present in determining whether a quorum exists, and will have the same effect as a vote against the proposal. If your broker holds your shares of stock in its name and does not receive voting instructions from you, the broker may be permitted to vote your shares on the ratification of the appointment of PricewaterhouseCoopers LLP. If under applicable rules a broker were not permitted to vote your shares in the absence of instructions from you, the "non-voted" shares would not affect the outcome of the vote on this matter.

Other Matters

Although no other matter is currently expected to come before the annual meeting (other than procedural matters), if any other matter were to properly come before the annual meeting, the vote required to approve it, and the effect of abstentions and broker non-votes, would be the same as described above for Proposal 2.

BOARD RECOMMENDATION REGARDING PROPOSAL 1: ELECTION OF DIRECTORS

Three directors will be elected at the annual meeting to serve a term of three years and until the election and qualification of their respective successors. Each of the nominees is currently a member of the Board of Directors. Proxy votes will not be cast for a greater number of persons than the number of nominees named.

The Board of Directors has been informed that each of the nominees is willing to serve as a director, but if any of them should decline or be unable to act as a director, the individuals named as proxies on the accompanying proxy card will vote for the election of such other person or persons as they, in their discretion, may choose. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve.

The Board of Directors unanimously recommends that stockholders vote FOR the election of James W. Breyer, Laurence N. Charney and Richard L. Solar to the Board of Directors.

BOARD RECOMMENDATION REGARDING PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm to audit Marvel's financial statements and the effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2009, and has directed that the appointment be submitted for ratification by the stockholders at the annual meeting. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting, will have the opportunity to make a statement if desired, and will be available to respond to appropriate questions.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm is not required by Marvel's certificate of incorporation or by-laws or otherwise. The Audit Committee is submitting the appointment of PricewaterhouseCoopers LLP to stockholders for ratification as a matter of what it considers to be good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP.

Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the interests of Marvel and its stockholders.

The Audit Committee and the Board of Directors each unanimously recommends that stockholders vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Marvel's independent registered public accounting firm to audit Marvel's financial statements and the effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2009.

CORPORATE GOVERNANCE

About Our Directors

Marvel's Board of Directors has three classes of directors with staggered three-year terms.

Sid Ganis and James F. Halpin were elected at the 2008 annual meeting as Class I directors to serve a three-year term.

Morton E. Handel, F. Peter Cuneo and Isaac Perlmutter were elected at the 2007 annual meeting as Class III directors to serve a three-year term.

Richard L. Solar was elected (along with Avi Arad, who later resigned) at the 2006 annual meeting of stockholders as a Class II director to serve a three-year term. The Board of Directors elected James W. Breyer to replace Mr. Arad in June 2006, and Mr. Breyer is serving out the remainder of Mr. Arad's term. In July 2007, the Board of Directors increased the size of the Board by one Board seat and elected Laurence N. Charney to serve as a Class II director until this annual meeting. Each of Mr. Solar, Mr. Breyer and Mr. Charney has been nominated for election to a new three-year term at this annual meeting.

Set forth below is each nominee's name, age as of March 9, 2009, principal occupation for at least the last five years, selected biographical information and period of service as a director.

Nominees for Election as Directors

James W. Breyer (Class II), 47, has been a Marvel director since June 2006. Mr. Breyer has served as a partner of the Silicon Valley-based venture capital firm, Accel Partners, since 1995. Mr. Breyer is a director of Wal-Mart Stores, Inc., and was a director of RealNetworks, Inc. from 1995 until June 2008. Mr. Breyer also serves on the boards of various privately held companies. Mr. Breyer is a member of the Board of Dean's Advisors to Harvard Business School and is Chairman of the Stanford Engineering Venture Fund.

Laurence N. Charney (Class II), 61, has been a Marvel director since July 2007. Mr. Charney retired from his position as a Partner of Ernst & Young LLP in 2007, having served that firm for over thirty-five years. At Ernst & Young, Mr. Charney most recently served as the Americas Director of Conflict Management. In that role he had oversight and responsibility in ensuring compliance with global and local conflict of interest policies for client and engagement acceptance across all service lines. Mr. Charney served previously at Ernst & Young as an audit partner and was Marvel's audit partner for its 1999 through 2003 audits. Mr. Charney is a senior advisor to Plainfield Asset Management LLC, a hedge fund based in Greenwich, CT that specializes in special and distressed situations. In October 2008, Mr. Charney was elected a director of Pure Biofuels Corp. and in November 2008, Mr. Charney was elected a director of Mrs. Fields' Original Cookies, Inc.

Richard L. Solar (Class II), 69, has been a Marvel director since December 2002. Since February 2003, Mr. Solar has been a management consultant and investor. From June 2002 to February 2003, Mr. Solar acted as a consultant for Gerber Childrenswear, Inc., a marketer of popular-priced licensed apparel sold under the Gerber name, as well as under licenses from Baby Looney Tunes, Wilson, Converse and Coca-Cola. From 1996 to June 2002 (when Gerber Childrenswear was acquired by the Kellwood Company), Mr. Solar was Senior Vice President, Director and Chief Financial Officer of Gerber Childrenswear. Mr. Solar is also Vice President, Treasurer, and a director of Barrington Stage Company, Inc., which produces plays, develops experimental musicals and provides a program for at-risk high school students in the Berkshires.

Directors Whose Terms Are Continuing

For each member of the Board of Directors whose term of office as a director continues after the annual meeting, set forth below is the director's name, age as of March 9, 2009, principal occupation for at least the last five years, selected biographical information and period of service as a director.

Sid Ganis (Class I), 69, has been a Marvel director since October 1999. Mr. Ganis is the President of the Academy of Motion Picture Arts and Sciences, the organization that awards the Oscars®. Mr. Ganis has been President of Out of the Blue...Entertainment, a company that he founded, since September 1996. Out of the Blue...Entertainment is a provider of motion pictures, television and musical entertainment for Sony Pictures Entertainment and others. From January 1991 until September 1996, Mr. Ganis held various executive positions with Sony Pictures Entertainment, including Vice Chairman of Columbia Pictures and President of Worldwide Marketing for Columbia/TriStar Motion Picture Companies.

James F. Halpin (Class I), 58, has been a Marvel director since March 1995. Mr. Halpin retired in March 2000 as President and Chief Executive Officer and a director of CompUSA Inc., a retailer of computer hardware, software, accessories and related products, with which he had been employed since May 1993. Mr. Halpin was a director of Life Time Fitness, Inc. from February 2005 until August 2008.

F. Peter Cuneo (Class III), 64, was Marvel's President and Chief Executive Officer from July 1999 through December 2002 and served as the part-time Special Advisor to Marvel's Chief Executive Officer from January 2003 through December 2004. Mr. Cuneo has been a Marvel director since July 1999, and since June 2003 he has served as a non-executive Vice Chairman of the Board of Directors. Mr. Cuneo is a senior advisor to Plainfield Asset Management LLC, a hedge fund based in Greenwich, CT that specializes in special and distressed situations. Mr. Cuneo is a also director of Iconix Brands, Inc.

Morton E. Handel (Class III), 73, has been the Chairman of the Board of Directors of Marvel since October 1998 and was first appointed as a director in June 1997. Mr. Handel served as a director of Trump Entertainment Resorts, Inc. from June 2005 until November 2008 and as a director of Linens 'N Things, Inc from 2000 until February 2006. Mr. Handel is also a Life Regent of the University of Hartford and is active on the boards of not-for-profit organizations in the Hartford, CT area.

Isaac Perlmutter (Class III), 66, has been Marvel's Chief Executive Officer since January 1, 2005. Mr. Perlmutter has served as a senior executive of Marvel Characters B.V. (a wholly owned subsidiary of Marvel Entertainment, Inc. that owns and licenses Marvel's intellectual property library) and its predecessor-in-interest Marvel Characters, Inc. since January 2007 and has been employed by Marvel as Vice Chairman of the Board of Directors since November 2001. Mr. Perlmutter has been a Marvel director since April 1993 and served as Chairman of the Board of Directors until March 1995.

Director Independence

The Board of Directors has adopted standards for determining whether a director is independent. These standards, which are included in Marvel's Guidelines for the Makeup of the Board (part of Marvel's Corporate Governance Guidelines) under the heading "Independent Directors; Standards for Independence Determinations," meet the listing standards of the New York Stock Exchange. The Corporate Governance Guidelines are available on www.marvel.com, and are available on written request sent to: Corporate Secretary, Marvel Entertainment, Inc., 417 Fifth Avenue, New York, New York 10016.

The Board's independence standards provide that a director will qualify as "independent" only if the Board affirmatively determines that the director has no "material relationship" with Marvel. The focus of this inquiry is whether the director is independent from our management. A material relationship can arise either through direct contacts the director has with Marvel or indirectly (such as if the director is a partner, stockholder or officer of an organization that has a relationship with Marvel). The standards also provide that:

(1) A person who is an employee, or whose immediate family member is an executive officer, of Marvel is not independent until three years after the end of that employment relationship.

(2) A person who has received, or whose immediate family member has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from Marvel, other than director and committee fees and pension or other deferred compensation for prior service (provided such compensation in not contingent in any way on continued service), is not independent.

(3) A person who: (i) is or whose immediate family member is a current partner of a firm that is Marvel's internal or external auditor, (ii) is a current employee of such a firm, (iii) has an immediate family member who is a current employee of such a firm and personally works on Marvel's audit or (iv) was or whose immediate family member was, within the last three years, a partner or employee of such a firm and personally worked on Marvel's audit within that time is not independent.

(4) A person who is or has been employed within the last three years, or whose immediate family member is or has been employed within the last three years, as an executive officer of another company where any of Marvel's present executive officers at the same time serves or served on that company's compensation committee is not independent.

(5) A person who is an employee, or whose immediate family member is an executive officer, of a company that has made payments to or received payments from Marvel for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of that other company's consolidated gross revenues, is not independent until three years after falling below that threshold.

Any interpretation or commentary of the New York Stock Exchange regarding its corresponding independence rules applies to our independence standards.

Pursuant to these standards, the Board of Directors has undertaken its annual review of director independence. As a result of this review, the Board of Directors has affirmatively determined that Messrs. Breyer, Charney, Cuneo, Ganis, Halpin, Handel and Solar are independent.

Compensation of Directors – 2008

The following table shows information concerning compensation in 2008 of our directors other than Mr. Perlmutter, our chief executive officer. Mr. Perlmutter is compensated as an employee and therefore receives no separate compensation for his service as a director.

(a) Name	(b) Fees Earned or Paid in Cash[(1)]	(c) Stock Awards[(2)]	(d) All other compensation[(3)]	(e) Total
James W. Breyer	$ 175,000	$ 77,310	–	$ 252,310
Laurence N. Charney	$ 150,000	$ 77,310	–	$ 227,310
F. Peter Cuneo	$ 337,500	$ 77,310	$ 1,819	$ 416,629
Sid Ganis	$ 350,000	$ 77,310	–	$ 427,310
James F. Halpin	$ 229,167	$ 77,310	–	$ 306,477
Morton E. Handel	$ 560,000	$ 188,535	–	$ 748,535
Richard L. Solar	$ 225,000	$ 77,310	$ 1,819	$ 304,129

(1) These amounts represent annual retainers and fees, described in the narrative disclosure below.

(2) These amounts represent FAS 123(R) expenses recognized in 2008 with respect to stock awards made to each non-employee director in 2008 and a stock award made to Mr. Handel in 2003. The grant date fair value for each share of stock awarded, computed in accordance with FAS 123(R), is equal to 100% of the per-share closing price on the trading day immediately preceding the grant date. In 2008, each of the non-employee directors received a grant of 3,000 shares. The date of the grant was January 4, 2008 and the grant date fair value of the grant was $77,310 ($25.77 per share).

The aggregate number of unvested stock awards outstanding at December 31, 2008 and option awards (all vested) outstanding at December 31, 2008 is as follows:

Messrs. Breyer, Charney and Cuneo: None.
Mr. Ganis: Options for 72,000 shares.
Mr. Halpin: Options for 37,500 shares.
Mr. Handel: 7,500 shares as unvested stock awards; options for 37,500 shares.
Mr. Solar: Options for 75,000 shares.

(3) These amounts represent our payments on behalf of Mr. Cuneo and Mr. Solar to Marvel's medical insurance plan. Directors are eligible to participate in that plan along with employees, and Mr. Cuneo and Mr. Solar have elected to participate.

Narrative Disclosure to Director Compensation Table

Each non-employee director receives an annual retainer of $150,000 (except for the chairman, Mr. Handel, whose retainer is $560,000) and an annual grant of 3,000 shares of restricted stock. The restricted stock vests six months after the grant date or, if earlier, on death, disability, or a change in control. The definition of "change in control" for directors' restricted stock is the same as for officers' restricted stock, and is described on page 35 below. Mr. Handel also received a grant in 2003 of 150,000 shares of restricted stock. As of March 2009, all of those shares have vested. (As of December 31, 2008, 7,500 had not yet vested.)

Non-employee directors also receive payments for committee and similar service. In 2008, these fees were as follows, per year:

- Audit Committee: $75,000 for chair
- Compensation Committee: $50,000 for chair
- Nominating and Corporate Governance Committee: $25,000 for chair
- Film Slate Committee: $200,000 for chair
- Strategic Planning Committee: $25,000 for chair
- Investor relations fee for Mr. Cuneo: $150,000

The above fees were restructured in early 2009, effective with the non-employee directors' April 1, 2009 semi-annual payment, and are now as follows, per year:

- Audit Committee: $75,000 for chair, $30,000 for other members
- Compensation Committee: $50,000 for chair, $25,000 for other members
- Nominating and Corporate Governance Committee: $25,000 for all members
- Film Slate Committee: $120,000 for chair
- Strategic Planning Committee: $25,000 for chair
- International Advisory Board (formed in 2009): $75,000 for chair
- Investor relations fee for Mr. Cuneo: $120,000

No additional fees are paid to any directors for attending meetings of the Board of Directors or any of its committees.

Board Meetings and Committees

The Board of Directors held nine meetings during 2008. Each incumbent director attended, during 2008, at least 75% of the aggregate number of Board of Directors meetings and applicable committee meetings held during the period in which he served as a director.

The Board of Directors' committees include the Nominating and Corporate Governance Committee, Audit Committee, Compensation Committee, Film Slate Committee and Strategic Planning Committee.

Current versions of the charters of the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee, along with our Corporate Governance Guidelines and Complaint Procedure for Accounting and Audit Matters, are available on www.marvel.com. Printed copies are also available on written request sent to: Corporate Secretary, Marvel Entertainment, Inc., 417 Fifth Avenue, New York, New York 10016.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Messrs. Halpin (chairman) and Ganis. The Nominating and Corporate Governance Committee met three times in 2008. The Board of Directors has determined that each of Messrs. Halpin and Ganis is "independent" as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual and in our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee's function is (i) to identify individuals qualified to become members of the Board of Directors; (ii) to recommend individuals for selection by the Board of Directors as nominees for election as directors at the next annual meeting of stockholders; and (iii) to develop and recommend to the Board of Directors a set of Corporate Governance Guidelines and the modification of those guidelines from time to time.

As part of the Corporate Governance Guidelines, the Nominating and Corporate Governance Committee has developed, and the Board of Directors has approved, Guidelines for the Makeup of the Board. These guidelines, which are included as Appendix A in the Corporate Governance Guidelines, assist the Nominating and Corporate Governance Committee in evaluating qualified candidates for the Board of Directors among individuals recommended to it or identified through searches conducted by the Committee. Stockholders may recommend director nominees for consideration by the Nominating and Corporate Governance Committee by submitting the following information in writing to the committee c/o The Network, 333 Research Court, Norcross, GA 30092, Attn: Marvel Entertainment, Inc.'s Nominating and Corporate Governance Committee. The submissions should include the name and address of the candidate, a current résumé of the candidate, a statement describing the candidate's qualifications, and contact information for personal and professional references. The submission should also include the name and address of the stockholder who is submitting the recommendation, the number of shares owned of record or beneficially by the submitting stockholder, and a description of all arrangements or understandings between the submitting stockholder and the candidate. The Nominating and Corporate Governance Committee has not specified the qualifications that candidates must meet in order for the Committee to recommend them for election, but rather believes that each candidate should be evaluated based on merit, as well as the needs and composition of the board at that time.

The Corporate Governance Guidelines provide that the chairman of the Board of Directors presides at the regularly scheduled executive sessions of non-management directors without management if the chairman is a non-management director, as is the case with Mr. Handel. Mr. Handel therefore presides at those executive sessions.

Audit Committee

The Audit Committee is comprised of Messrs. Solar (chairman), Charney and Ganis. The Audit Committee met five times in 2008.

The Board of Directors has determined that each of Messrs. Solar, Charney and Ganis is "independent" as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual, under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended and in our Corporate Governance Guidelines. The Board of Directors has also determined that each of Messrs. Solar and Charney is an "audit committee financial expert" as that term is used in Item 407(d)(5)(ii) of Regulation S-K.

The Audit Committee's function is (i) to directly appoint, retain, compensate, evaluate and, where appropriate, terminate Marvel's independent registered public accounting firm; (ii) to assist the Board in its oversight of: the integrity of Marvel's financial statements, Marvel's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, and the performance of Marvel's internal audit function and the independent registered public accounting firm; and (iii) to prepare the report required to be included in Marvel's annual proxy statement, which follows.

Audit Committee Report

The Board of Directors has approved and adopted a written charter for the Audit Committee which is available on Marvel's website, www.marvel.com, and is also available upon written request sent to: Corporate Secretary, Marvel Entertainment, Inc., 417 Fifth Avenue, New York, New York 10016.

The Audit Committee has reviewed and discussed the audited financial statements of Marvel for the fiscal year ended December 31, 2008 and management's annual report on internal control over financial reporting with Marvel's management. The Audit Committee has discussed with PricewaterhouseCoopers LLP, Marvel's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "The Auditor's Communication with Those Charged with Governance."

The Audit Committee has received the written disclosures and the letter from Pricewaterhouse-Coopers LLP pursuant to the applicable requirements of the Public Company Accounting Oversight Board, regarding PricewaterhouseCoopers' communications with the Audit Committee concerning independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that Marvel's audited financial statements be included in Marvel's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the Securities and Exchange Commission.

Audit Committee
Richard L. Solar, Chair
Laurence N. Charney
Sid Ganis

Compensation Committee

The Compensation Committee is comprised of Messrs. Halpin (chairman) and Ganis. The Compensation Committee met ten times in 2008. The Board of Directors has determined that each of Messrs. Halpin and Ganis is "independent" as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual and in our Corporate Governance Guidelines. The Compensation Committee's function is to discharge the Board's responsibilities relating to compensation of Marvel's executives, to produce a compensation committee report for inclusion in our annual meeting proxy statement and to administer Marvel's cash incentive compensation and stock incentive plans.

Our chief executive officer is invited to attend meetings of the Compensation Committee and to offer recommendations on compensation of other executives or directors, but he does not vote in the committee's final determinations, and decisions concerning his own compensation are made in his absence. The Compensation Committee has the authority to retain compensation consultants to assist it in making its decisions. More information about the committee's retention of consultants can be found in the Compensation Discussion and Analysis, below.

Compensation Committee Interlocks and Insider Participation

During 2008, the members of Marvel's Compensation Committee were Messrs. Halpin and Ganis. Neither of those individuals was an officer or employee of Marvel, or of any of its subsidiaries, during 2008 or formerly, nor did either of them have any relationship requiring disclosure in "Transactions with Related Persons, Promoters and Certain Control Persons," below. None of our executive officers served in 2008 on the compensation committee of any other company that had an executive officer serving as a Marvel director. None of our executive officers served in 2008 as a director of any other company that had an executive officer serving on our Compensation Committee.

Code of Ethics

Marvel has adopted a code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. We have also adopted a code of business conduct and ethics which is applicable to all employees and directors. These codes are available on www.marvel.com, and printed copies are also available on written request sent to: Corporate Secretary, Marvel Entertainment, Inc., 417 Fifth Avenue, New York, New York 10016. We intend to disclose any amendments to or waivers from these codes that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission and the New York Stock Exchange by posting those amendments or waivers on Marvel's website.

Communications with the Board of Directors; Director Attendance at Annual Meetings of Stockholders

Interested parties, including stockholders, who have a concern that they would like to make known to (i) the non-management presiding director (Mr. Handel), (ii) non-management directors as a group, or (iii) the Board of Directors as a whole or, if applicable, specified individual directors, may address that concern directly and confidentially in writing to that person or group care of The Network, 333 Research Court, Norcross, GA 30092, Attn: Marvel Entertainment, Inc.

It is Marvel's policy to invite directors to attend the annual meeting of stockholders, but not to require their attendance. Three directors attended the 2008 annual meeting of stockholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is Marvel's independent registered public accounting firm. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting, will have the opportunity to make a statement if desired, and will be available to respond to appropriate questions.

Fees of our Independent Registered Public Accounting Firm

The following is a summary of fees billed to us, as of March 11, 2009, by Pricewaterhouse-Coopers LLP for professional services rendered for 2008 and 2007.

	2008		2007	
Audit Fees [1]	$	1,003,500	$	1,055,208
Audit-Related Fees [2]	$	–	$	21,000
Tax Fees [3]	$	163,550	$	84,850
All Other Fees [4]	$	1,935	$	1,626

(1) Audit fees in 2008 and 2007 reflect the audit of our annual financial statements and the effectiveness of internal control over financial reporting, statutory audits and services provided in connection with SEC filings. Audit Fees for 2007 include $134,240 billed in mid-2008.

(2) Audit-related fees were for consultation in 2007 concerning the implementation of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109".

(3) Tax fees include fees for planning and advisory services and, in 2008, for tax examination assistance and transfer pricing services.

(4) All other fees relate principally to an annual software license fee for an accounting research product developed and maintained by PricewaterhouseCoopers LLP.

The Audit Committee has determined that the above services are compatible with maintaining PricewaterhouseCoopers LLP's independence.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee is ultimately responsible for pre-approving audit and non-audit services provided by its independent registered public accounting firm including the compensation to be paid for those services. The Audit Committee has established a policy regarding pre-approval of audit and non-audit services, and has delegated its authority to pre-approve audit and non-audit services to its chairman, who reports any such pre-approvals to the Audit Committee at its next meeting. In accordance with the Audit Committee's pre-approval policy, the Audit Committee does not engage its independent registered public accounting firm to perform non-audit services that are precluded by law or regulation or any services that would impair the firm's independence. Under certain circumstances permitted by law, the policy permits the Audit Committee or its chairman to waive the pre-approval requirement. During Marvel's fiscal year ended December 31, 2008, all audit and non-audit services provided by its independent registered public accounting firms were pre-approved and no waivers of pre-approval were granted.

EXECUTIVE OFFICERS

Below are the positions held with Marvel, age as of March 9, 2009, and selected biographical information for our executive officers, other than Mr. Perlmutter, whose information is found under "About Our Directors," above.

Alan Fine, 58, has served as Executive Vice President and Chief Marketing Officer of Marvel Characters B.V. (a wholly owned subsidiary of Marvel Entertainment, Inc. that owns and licenses Marvel's intellectual property library) and its predecessor-in-interest Marvel Characters, Inc. since May 2007. Mr. Fine also has served as Chief Executive Officer of Marvel's publishing division since September 2004. Mr. Fine served as Chief Executive Officer of Marvel's toy division from August 2001 until that division was closed in early 2008.

David Maisel, 46, has served as Executive Vice President, Office of the Chief Executive since September 2006 and became Chairman of Marvel Studios in March 2007. From September 2005 until September 2006, Mr. Maisel served as Executive Vice President, Corporate Development and from September 2005 until March 2007, Mr. Maisel served as Vice Chairman of Marvel Studios. From January 2004 to September 2005, Mr. Maisel served as President and Chief Operating Officer of Marvel Studios. From October 2001 to November 2003, Mr. Maisel headed Corporate Strategy and Business Development for Endeavor Agency, a Hollywood literary and talent agency.

Simon Philips, 40, has served as President, Worldwide Consumer Products since October 2008 and as CEO of Marvel Animation since January 2008. Mr. Philips served as President, Marvel International from November 2006 to October 2008. From November 2003 to November 2006, Mr. Philips served as the Managing Director of 4Kids Entertainment International. Mr. Philips served as chief executive officer of LDI, a licensing and merchandising company, from 1996 to 2003.

John Turitzin, 53, has served as Executive Vice President, Office of the Chief Executive since September 2006. From February 2006 until September 2006, Mr. Turitzin served as Marvel's Chief Administrative Officer. Mr. Turitzin has also served as Executive Vice President and General Counsel since February 2004.

Kenneth P. West, 50, has served as Executive Vice President and Chief Financial Officer since June 2002.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for Marvel's 2009 annual meeting of stockholders and in Marvel's Annual Report on Form 10-K for the year ended December 31, 2008.

Compensation Committee
James F. Halpin, Chair
Sid Ganis

Compensation Discussion and Analysis

The objective of our executive compensation program is to advance our stockholders' interests by attracting, motivating and retaining executives of the highest caliber and by aligning our executives' interests with those of our stockholders. The program is designed to reward performance and dedication, and to hold executives accountable for individual, divisional and/or company-wide results.

The compensation of our executives is determined by our Compensation Committee. The Compensation Committee is made up entirely of directors who have been affirmatively determined by our Board of Directors to be independent. The Board participates in regular reviews of our business operations, priorities and strategies. Those reviews are presented by our executive officers. This gives Committee members frequent interaction with and open access to executive officers, and provides many opportunities to ask questions and assess executive performance.

Our chief executive officer is invited to attend meetings of the Compensation Committee and to offer recommendations on compensation of other executives, but he does not vote in the Committee's final determinations, and decisions concerning his own compensation are made in his absence. The Committee has the authority to retain compensation consultants to assist it in making its decisions. When consultants are retained by the Committee, they are retained directly by the Committee and the decision to retain them is the Committee's alone. Late in 2008, the Committee retained a consultant to assist it with some of its decisions in 2009. Any such assistance will be described in the proxy statement for our 2010 annual meeting of stockholders. The Committee's decisions in 2008 were made without the use of compensation consultants.

The elements of compensation we provide to our executive officers are:

- salary
- performance-based awards under our cash incentive compensation plan
- bonuses paid at the discretion of the Compensation Committee
- long-term equity incentive awards
- potential payments upon termination or a change in control

Our executives participate in the same health insurance, 401(k), and life insurance benefit programs as we make available to our employees in general. We do not have a pension plan for executives.

We do not have a strict policy for allocating between long-term and currently-paid-out compensation, or between cash and non-cash compensation. In general, however, the three most important elements of our compensation program – bi-weekly salary, annual performance-based cash bonuses, and equity grants vesting over the course of several years – are allocated for each named executive officer as set forth immediately below this paragraph. Further details are given in our discussion of the specific compensation elements, later in this Compensation Discussion and Analysis. When we discuss percentages of salary below (for instance, in saying that an executive's target bonus is 50% of his salary), we are referring to salary minus amounts formerly known as car allowance.

Mr. Perlmutter. In recent years, Mr. Perlmutter has received the bulk of his annual compensation ($4.3 million) in the form of performance-based long-term equity awards, with the remainder ($700,000) being salary. The equity under the awards has been issuable only if and to the extent that annual performance-based cash bonuses have been earned by other executive officers under that year's annual cash bonus plan. Mr. Perlmutter does not receive a cash bonus. Because of his performance-based equity awards, Mr. Perlmutter has not received separate grants of stock when those grants are made, annually, to most executive officers. Mr. Perlmutter's performance-based equity awards have been made by the Compensation Committee in its discretion. We entered into a new employment agreement with Mr. Perlmutter on March 23, 2009. The new agreement, like the old one, does not provide for annual equity awards; that is, they remain discretionary. The new agreement raises Mr. Perlmutter's annual salary to $750,000; the Committee expects to make a corresponding reduction, to $4.25 million, in the size of Mr. Perlmutter's 2009 performance-based equity award. The new agreement also provides for a one-time grant of options to purchase 750,000 shares of Marvel's stock; see "Long-term equity incentive awards," below. In structuring Mr. Perlmutter's compensation, the Compensation Committee has noted Mr. Perlmutter's approximately one-third equity stake in Marvel and Marvel's activity in repurchasing its own stock in the market. Nevertheless, because of the retention value represented by equity grants that vest over time and because equity grants further tie Mr. Perlmutter's compensation to Marvel's stock performance, the Compensation Committee has determined that a heavy weighting of the long-term equity element in Mr. Perlmutter's compensation is in Marvel's interests.

Mr. Maisel. Mr. Maisel's compensation was restructured in April 2008. The Committee noted that Mr. Maisel's annual compensation in recent years had been approximately $4.5 million (with stock counted in the year prior to vesting, at April 2008 prices). Much of that compensation had been in the form of one-time performance-based cash awards. In April 2008, however, when our studio operations had reached the level of maturity where our first self-produced film was about to be released, the Committee determined that it would be in Marvel's interests to make Mr. Maisel's compensation more predictable, and to compensate him more for his services in general and less for the accomplishment of particular transactions than in the past. On May 2, 2008 we entered into an agreement with Mr. Maisel through the end of 2010 that provides for compensation structured with an approximate annual value of $4.5 million and the following annual components, effective January 1, 2009: a salary of $1,000,000, a target cash bonus under the general executive bonus plan of $500,000, a performance-based bonus of approximately $2,662,000 (whose less stringent performance threshold for 2009's and 2010's payments was achieved in 2008), vestings from prior years' stock grants of approximately $338,000, and no expectation of future equity grants. The Committee's reason for reducing the equity component of Mr. Maisel's compensation was its belief that cash would be more highly valued by Mr. Maisel and therefore would bring Marvel more value than equity per dollar of compensation expense.

Messrs. West, Turitzin and Philips. Each of Mr. West, Mr. Turitzin and Mr. Philips has a target cash bonus for each year of 50% of his salary received during the year. This target is set forth in the respective executive's employment agreement. Target annual grants of restricted stock are at the following levels: 100% of salary for Mr. Turitzin and 60% of salary for each of Mr. West and Mr. Philips. The level of stock awardable to Mr. Turitzin reflects his seniority within Marvel. None of the named executive officers has a contractual entitlement to any equity grant until the grant is made.

The Compensation Committee does not make regular use of benchmarking or of compensation consultants. The amount of total compensation, the amounts allocated to each component and the amounts payable under performance awards for threshold, target and maximum levels of performance are set by the Committee in the exercise of its judgment, and not in accordance with precise formulas or benchmarked levels of compensation.

Salary

The Compensation Committee uses salary to provide a steady level of compensation for our executives' performance of their day-to-day duties. Salary also serves as a baseline for recognition and reward in our performance-based cash awards and in our equity awards.

Mr. Perlmutter's annual salary in 2008 was unchanged from the rate set in 2006, when he first began receiving a cash salary. In March 2009, his salary was raised from $700,000 to $750,000; the Committee expects to make a corresponding reduction, to $4.25 million, in the size of Mr. Perlmutter's 2009 performance-based equity award.

Mr. Maisel's annual salary was raised on January 1, 2008 from $713,200 to $813,200. Under the terms of his May 2008 employment agreement, Mr. Maisel's annual salary became $1 million on January 1, 2009, as part of the restructuring of his compensation described above.

Mr. Philips was promoted in 2008 and went from an international-only role to overseeing all of our consumer-product licensing activities worldwide, along with becoming responsible for our animation activities. In connection with his new role, he entered into a new employment agreement in December 2008 that provided for a one-time cash bonus upon signing (discussed below) and a salary increase, starting on January 1, 2009, to £366,060. (Mr. Philips is based in our London office.) The 2009 salary rate is equivalent to $562,000 at the average exchange rate in November 2008, the last full month before negotiations were complete and the new employment agreement was signed. Mr. Philips's prior salary rate, £258,530, was equivalent to $515,000 when it was established in mid-2008.

Mr. West's annual salary remains at its May 2007 level of $437,000 and Mr. Turitzin's annual salary remains at its October 2006 level of $612,000.

Each named executive officer's salary was determined by the Compensation Committee in the exercise of its judgment without the use of compensation consultants. This reflects the view of the Committee that salary levels and other compensation items can be established based on previous levels of compensation which were sufficient to secure the employment of the executive, with reasonable enhancements from time to time to recognize Marvel's business success, the executive's contribution to that success, and the executive's taking on increased duties. The Committee's subjective decisions as to the type and amount of compensation in some cases reflect negotiations with the executive, as well as the Committee's assessment of how compensation can be structured to encourage both high performance by the executive and long-term service to Marvel.

We provide, in many of our executive employment agreements, for a cash payment (typically $1,000 per month) that we used to call a car allowance. The Compensation Committee, however, determined in 2007 that the designation "car allowance" was obsolete, as the payments were made without a requirement that they be applied to transportation. In other words, the payments were and are a form of salary, although not subject to raises or bonuses, or to severance pay; and they are now referred to as such.

Performance-based awards under our cash incentive compensation plan

Performance-based awards under our cash incentive compensation plan consist of annual bonus awards and special cash bonus awards. The Compensation Committee generally has discretion to decrease, but not to increase, amounts payable under cash incentive compensation plan awards.

Annual Bonus

Each year's annual bonus program gives our executives an incentive to meet specific goals set by the Compensation Committee with reference to that year's budget and forecasts approved by the Board of Directors. The Committee believes that our annual bonus programs encourage long-term growth in stockholder value by providing executives with a series of incentives particular to each year's circumstances. The conditions for issuance of equity to Mr. Perlmutter under his 2008 long-term equity incentive award served the same purpose as our 2008 annual bonus program and are also discussed in this section.

We generally award the named executive officers, other than Mr. Perlmutter, a performance-based cash bonus opportunity each year. Each named executive officer, other than Mr. Perlmutter, has a target annual bonus of 50% of salary received. Mr. Perlmutter has no target cash bonus, but his 2008 equity award provided for an equity issuance in 2009 whose amount, relative to its target, was to be determined under the same formula as was used for the other executive officers' cash bonuses (except that no equity was issuable to Mr. Perlmutter in excess of the target amount). The target amount in Mr. Perlmutter's case was $4.3 million, rather than a percentage of salary. Details of 2008 bonus awards, and of Mr. Perlmutter's equity award, are given in the tables that follow this section and in the narrative discussion that follows them.

For its 2008 executive officer incentive bonus program, the Compensation Committee provided in January 2008 that:

- No bonus at all would be payable to executives (and, in Mr. Perlmutter's case, no 2009 equity grant would be made) if our operating income, excluding film-production operations, were to be below $175 million.
- Bonuses would be payable to executives (and stock issuable to Mr. Perlmutter) at the full target amount only if our operating income, excluding film-production operations, were to be at least $200 million.
- Bonuses would be payable to executives at a maximum level of 146% of the target amount (but Mr. Perlmutter would receive no equity in excess of the target amount) if our operating income, excluding film-production operations and excluding the effect of bonus payments in excess of target, were to be at least $240 million.

The Compensation Committee's purpose in making those provisions was to give the named executive officers a strong incentive to outperform expectations while also containing compensation expense.

Marvel's 2008 operating income, excluding film-production operations, was $265 million (even before adjusting upward to remove the effect of bonuses in excess of target), and bonuses were therefore payable under the plan, and stock issuable to Mr. Perlmutter, at the maximum level.

In March 2009, those bonuses were paid at the maximum level of 146% of target in the cases of Mr. West and Mr. Turitzin, and at just under the maximum level in the case of Mr. Philips, based on their high level of performance. Mr. Philips's slight reduction from a 46% increase over target to a 42.5% increase over target was made in connection with a reevaluation of the level of insurance benefits provided to Mr. Philips. In an exercise of downward discretion, the Compensation Committee paid Mr. Maisel's 2008 bonus at 100% of target. The Committee considered Mr. Maisel's level of 2008 performance to have been extremely high, but also noted the reductions in stock grants that had been made in January 2009 to Messrs. West, Turitzin and Philips (see below) which did not affect Mr. Maisel because his compensation had been restructured away from equity grants. The Committee also noted that Mr. Maisel had received a significant salary increase from 2008 to 2009 and had earned $3.5 million in 2008 through several one-time bonuses, each of which was paid by March 2009 without any exercise of downward discretion. Mr. Perlmutter received an equity issuance in March 2009, in the form of options, at his maximum level of 100% of target.

Until December 31, 2008, Mr. Philips was entitled to receive monthly payments as a non-refundable advance against his annual bonus. The advance-payment arrangement dated from our 2006 agreement with Mr. Philips and is no longer in effect. During 2008, Mr. Philips received advance payments equivalent to $99,012, or approximately one-third of the ultimate amount of his 2008 bonus (142.5% of target), and the bonus payment made to him in March 2009 was reduced accordingly.

Company-wide operating income is the measure usually used by the Compensation Committee for annual bonus programs. The Committee believes that operating income is a fitting measure of executive performance because it reflects operating results before the effects of income tax and interest. The Committee also believes that company-wide measures encourage executives to work cooperatively. For 2008, however, when our first two self-produced films were scheduled for release, our film-production operating results were expected to be tied closely to the films' box-office performance and so were extremely difficult to predict. We therefore removed our film production segment from both our 2008 financial guidance (until the films' release) and from the operating income measure used in our 2008 bonus plan.

While the Compensation Committee meets throughout the year to review compensation issues, the Committee sets performance goals for a given year's annual incentive in or before March of that year. In the following February or March, after the completion of the audit of Marvel's financial statements for the performance year, the Committee pays bonuses based on audited financial results for the performance year to the extent that the performance goals have been met, the annual incentive has been earned, and the Committee determines in its discretion that the award should be paid.

Special Cash Bonus Awards

Our special cash bonus awards, which are made on a case-by-case basis, give the recipient an incentive to meet specific goals that the Committee believes to be in the long-term interest of our stockholders. Because these performance-based awards (like awards under our annual bonus programs) are eligible for maximum tax deductibility (see "Tax Considerations," below), the Committee has also granted special cash bonus awards where it considers the achievement of the performance goal to be less difficult than under our annual bonus program; in those cases, tax savings are a particularly important part of the Committee's purpose in making the award.

On March 18, 2008, the Compensation Committee approved a performance-based award for Mr. Maisel that provided for a $3 million payment in the event that a business development initiative spearheaded by Mr. Maisel was complete by March 27, 2009. This award was, in effect, an extension of an award granted a year earlier. At the time the March 2008 award was granted, the Compensation Committee considered the performance goal to be an extremely difficult one to attain; as of March 2009, it is certain not to be attained.

Also on March 18, 2008, the Compensation Committee approved two film-related performance-based awards for Mr. Maisel in connection with his role as chairman of Marvel Studios. The first award provided for a $500,000 payment in the event that our self-produced film *Iron Man* was projected to be profitable under our projections of the film's ultimate revenues and expenses as of August 29, 2008. The second award provided for a $500,000 payment in the event that our self-produced film *The Incredible Hulk* was projected to be profitable under our projections of the film's ultimate revenues and expenses as of August 29, 2008. The performance goal for each of these awards was achieved.

On April 21, 2008, the Compensation Committee approved two performance-based awards for Mr. Maisel in connection with the restructuring of his compensation that was completed in his May 2008 employment agreement. The first of these awards provided that if either *Iron Man* or *The Incredible Hulk* achieved a specified level of domestic box-office receipts, then Mr. Maisel would be entitled to a payment of $2,662,426 when 2009 bonuses were paid; the second award provided that if the same performance goal were met, then Mr. Maisel would be entitled to a payment of $2,662,426 when 2010 bonuses are paid. The awards were/are forfeitable in the event of Mr. Maisel's resigning without good reason before the respective payment date. At the time the awards were granted, the Compensation Committee considered the attainment of the performance goal to be likely but far from certain.

Bonuses paid at the discretion of the Compensation Committee

The Compensation Committee authorized one discretionary bonus in 2008. This bonus, in the amount of $250,000, was for Mr. Philips in connection with his signing a new employment agreement in December 2008 that extended his commitment to us through December 31, 2010. The bonus, which was provided for under the terms of the new employment agreement, was also in recognition of Mr. Philips's extraordinary performance during 2008 and his rapid assumption in 2008 of new and significant duties, including overseeing our consumer products licensing worldwide and heading our animation division.

The Committee believes that reserving the right to make discretionary grants for completed years is a useful tool in motivating officers. The Committee has not adopted formal guidelines governing the grant of discretionary bonuses. The Committee considers its authority to grant discretionary bonuses as an opportunity to recognize outstanding leadership, effort and dedication on the part of individual executives. The Committee believes that the possibility of receiving discretionary awards provides an additional incentive to executives. Circumstances that the Committee could consider in making a discretionary award would include, but are not limited to, an executive's intensive work on particular projects, undertaking additional duties without other adjustments in compensation, or showing unusual initiative or leadership in a matter that obtains a favorable result to Marvel. The Committee also considers whether other elements of the executive's compensation, including annual incentives, otherwise provide a substantial reward for the executive's outstanding performance.

Discretionary awards are not made under our incentive plans and are not eligible for tax treatment as "performance-based" compensation. (See "Tax Considerations," below.) That is also true of the $99,012 paid to Mr. Philips during 2008 as an advance against his 2008 bonus, as described above.

Long-term equity incentive awards

The Compensation Committee uses long-term equity incentive awards to align the interests of our executives with those of our stockholders. Our long-term awards also have vesting schedules that encourage executives to stay with Marvel from year to year and to make decisions with a view to long-term results. We do not have specific equity ownership requirements or guidelines, but we facilitate executive stock ownership through the granting of equity awards.

Our long-term equity incentive awards are made under our 2005 Stock Incentive Plan, which replaced our 1998 Stock Incentive Plan. We did not grant stock options between July 2004 and March 2009. Starting in 2003 we moved away from granting stock options in favor of granting restricted stock (shares of stock that are subject to forfeiture until they vest). The Compensation Committee believes that, with respect to most executives, restricted stock grants offer advantages such as a more dependable retention value for Marvel and more predictability of long-term rewards for the executive. Restricted stock also provides the recipient with immediate intrinsic value, subject to vesting, upon grant. In February 2009, however, the Compensation Committee revisited the idea of granting options, rather than restricted stock, to Mr. Perlmutter. The Committee decided that, in light of Mr. Perlmutter's already owning approximately one-third of Marvel's stock, using options rather than additional stock could provide him with a greater incentive to continue and improve upon his strong performance as our chief executive. The Committee therefore replaced the anticipated March 2, 2009 issuance of stock under Mr. Perlmutter's 2008 award letter with a March 2, 2009 issuance of stock options of equal value (based on the Black-Scholes value of the stock options, calculated in the manner in which options are valued for purposes of our financial statements). The Committee's current plans are to consider using options for future equity grants to Mr. Perlmutter, but to continue the policy of granting restricted stock to our other executives.

Awards under our stock incentive plan are designed to create an incentive not just for year-to-year performance but for dedication to Marvel over many years. Our standard vesting schedule for restricted stock is that the stock vests 25% per year over four years and that vesting accelerates in the event of death, disability, or a change in control.

We generally grant equity awards to some or all of our executive officers in or before March of each year. The January 7, 2008 date of issuance to Messrs. Maisel, Turitzin and Philips was authorized and communicated in advance by the Committee, and the number of shares issued was determined by using the closing price on the immediately preceding trading day.

On January 7, 2009, we granted equity in the form of restricted stock to Messrs. West, Turitzin and Philips, in each case at 40% of their target grant level. As discussed above, Mr. Maisel no longer has a target level for equity grants. The reduction to 40% of target was part of the Committee's ongoing effort to control compensation expense and was made in recognition of the extremely difficult economic climate and Marvel's reduced expectations for 2009 performance compared with 2008. The Committee believes that reductions in executives' equity grants are less burdensome to the executives, per dollar of compensation expense saved by Marvel, than a reduction in cash payments.

The restricted stock issued to Mr. Perlmutter in March 2008 was provided for under the terms of his 2007 award, with reference to our 2007 performance. Similarly, the number of stock options issued to Mr. Perlmutter in March 2009 was determined with reference to our 2008 performance as set forth in his February 2008 award. Each award was designed to provide both a short-term incentive and a long-term incentive for Mr. Perlmutter. The issuance under the 2008 award was conditioned and scaled by the same 2008 performance goals as were used for executives' annual cash bonuses in general, except that in Mr. Perlmutter's case the grant's value could not exceed the $4.3 million target level. The options granted in 2009 under the 2008 award are long-term awards, scheduled to vest one-third per year over three years and to expire in 2013. The options will vest immediately in the event of death, disability, a change in control or a not-for-cause termination (actual or constructive).

On March 23, 2009, we entered into a new four-year employment agreement with Mr. Perlmutter. The new agreement provides for a one-time grant on March 23, 2009 of options to purchase 750,000 shares of Marvel's stock at the stock's closing price on March 20, 2009, the immediately preceding trading day. One-third of the options are scheduled to vest on each of the first, second and third anniversaries of their grant date; they expire on the fourth anniversary. The options will vest immediately in the event of death, disability, a change in control or a not-for-cause termination (actual or constructive).

Our annual restricted stock awards to named executive officers are generally performance-based, though the performance thresholds are set less aggressively than the thresholds used in our annual bonus awards. Both sets of thresholds are described in the narrative disclosure that follows the Grants of Plan-Based Awards table below. Like our annual bonus awards, our performance-based equity awards are meant not only to give the recipient an incentive to outperform but also to qualify the award for tax deductibility to Marvel without limitation (see "Tax Considerations," below). In considering restricted stock awards, however, the deductibility concern weighs more heavily with the Compensation Committee, relative to the incentive to outperform, than in the case of our annual bonus awards. This is explained by two considerations in particular. First, with respect to deductibility: our restricted stock awards become taxable income only when and as they vest, and vesting is not complete until years after the grant date. It is difficult to predict, at the grant date, who will be subject to the tax code's limitation provision if and when taxable income is generated by the award. The Compensation Committee therefore imposes performance-based conditions on awards given to many senior Marvel employees, not just the current named executive officers. Second, with respect to the incentive to outperform: long-term equity awards, by their nature, tie compensation to our long-term company-wide prospects and thus provide an incentive, even without specific performance thresholds, for outstanding executive performance. Those considerations have led the Compensation Committee to use performance targets for its long-term equity awards that it considers to be very likely to be achieved; the Committee applies these targets to the awards primarily so that the awards can qualify as "performance-based" compensation that will be fully deductible by us under the tax code. For example, the target applied to the grants of restricted stock made on January 7, 2008 was for our 2008 operating income, excluding film-production operations, to be at least $175 million, which it was. At the time of making this grant, the Committee considered that target to be very likely to be achieved.

For 2008, in determining the levels of long-term incentive awards and other components of compensation, the Committee did not vary the levels of compensation based on the appreciation (or depreciation) in value of previously granted equity awards. Rather, the Committee valued equity awards at grant and viewed them as having been, at the time of grant, an incentive to the executive to create future stockholder value.

Potential Payments upon Termination or a Change in Control

We view potential payments upon termination or a change in control, or severance arrangements, as a necessary component of attracting and retaining top-quality executives. Our payment obligations in various termination scenarios are addressed in detail in "Potential Payments upon Termination or Change in Control," starting on page 32 below. The Compensation Committee's subjective decisions as to the type and amount of severance arrangements in some cases reflect negotiations with the executive, as well as the Committee's assessment of how compensation can be structured to encourage both high performance by the executive and long-term service to Marvel.

The Compensation Committee believes that these policies are beneficial to Marvel and that the levels of termination and change-in-control payments are appropriate. If we declined to provide these competitive benefits, recruitment of executives could be more difficult. Moreover, the termination arrangements would serve as a pre-set mechanism for an orderly transition to new leadership in the event that the Board were to determine that to be in our best interests. In addition, the acceleration of equity awards upon a change in control serves other important purposes. First, it puts our executives in a position to evaluate a potential change in control without undue concern for their own situation. Second, change-in-control transactions take time to unfold, and a stable management team can help to preserve our operations to enhance the value an acquirer would pay to our stockholders in the transaction or, if the transaction is not completed, to ensure that our business will continue without disruption and retain its value. The Compensation Committee believes that the change-in-control protections in place encourage management to consider whether a strategic transaction might be advantageous to our stockholders, even a transaction that would vest control of Marvel in a third party.

Until we entered into a new employment agreement with Mr. Perlmutter in March 2009, he had no right to potential payments upon termination, and his only potential payment upon a change in control was the one that is standard for Marvel employees who receive grants of restricted stock: immediate vesting. Under Mr. Perlmutter's March 2009 employment agreement, he is entitled upon a not-for-cause termination (actual or constructive) to three times the sum of his salary and average bonus, paid over three years except where the termination is in connection with a change in control, in which case it is paid as a lump sum. In providing Mr. Perlmutter with rights to potential payments upon termination, the Compensation Committee noted that Mr. Perlmutter's former arrangement dated from a time when he received neither a cash salary nor any annual equity grants, and therefore had no need for those rights.

Tax Considerations

Like most employers, we generally take a tax deduction for the compensation that we pay to our employees. Section 162(m) of the Internal Revenue Code, however, can prevent us from taking that deduction for compensation over $1 million paid for any one year to certain of our executive officers, unless the compensation is performance-based.

The Compensation Committee designs some elements of executive compensation to ensure full deductibility. The Compensation Committee approved, and our stockholders adopted at their 2005 Annual Meeting, our 2005 Cash Incentive Compensation Plan. This plan is designed, in part, to allow us to pay performance-based short-term and long-term bonuses that will be fully tax deductible without limitation under Section 162(m). Likewise, the Compensation Committee approved, and our stockholders adopted at their 2005 Annual Meeting, our 2005 Stock Incentive Plan. This plan authorizes, among other things, performance-based equity awards that can be qualified for full deductibility under Section 162(m). Both plans also permit awards to be granted that do not qualify as fully deductible under Section 162(m).

While the Compensation Committee is mindful of the limitations imposed by Section 162(m), it believes that stockholder interests are best served by not restricting Marvel's discretion and flexibility in crafting compensation programs, even though those programs may result in non-deductible compensation expenses. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible, and may do so again. We do not expect Section 162(m) to impose any limits on the deductibility of our 2008 executive compensation.

"Clawback" Policy

In February 2007, the Compensation Committee approved what is informally called a "clawback" policy for all future performance-based grants to our executive officers. The policy addresses situations where fraud or misconduct by the recipient of a cash or equity award leads to our having to materially restate our financial statements. The policy provides that, subject to applicable laws, the board of directors shall require the recipient to repay to Marvel, or to forfeit, any portion of an award that would not have been paid or payable under the restated financial results. The policy affects compensation paid or vesting for the three years prior to any such restatement. The Committee thinks that the policy is a fair and reasonable remedy and, depending on the facts and circumstances, would be in addition to our rights to terminate the recipient for cause, initiate a civil proceeding, and cooperate with law enforcement and regulatory agencies.

Summary Compensation Table – 2008, 2007 and 2006

The following table shows compensation information for our "named executive officers," who are: (i) our chief executive officer, (ii) our chief financial officer and (iii) our three most highly compensated executive officers, other than the chief executive officer and chief financial officer, who were serving as executive officers on December 31, 2008.

(a) Name and Principal Position	(b) Year	(c) Salary(1)	(d) Bonus	(e) Stock Awards(2)	(f) Option Awards	(g) Non-equity Incentive Plan Compensation	(h) All Other Compensation	(i) Total
Isaac Perlmutter	2008	$ 700,000	–	$ 2,480,073	–	–	–	$ 3,180,073
Chief Executive Officer	2007	$ 700,000	–	$ 1,486,019	$ 1,686,778	–	–	$ 3,872,797
	2006	$ 686,539	–	$ 841,304	$ 1,843,333	–	–	$ 3,371,176
Kenneth P. West	2008	$ 437,000	–	$ 103,224	–	$ 310,250	–	$ 850,474
EVP and Chief Financial	2007	$ 418,385	–	$ 144,949	–	$ 203,192	–	$ 766,526
Officer	2006	$ 343,000	–	$ 99,112	–	$ 165,500	–	$ 607,612
David Maisel	2008	$ 810,978	–	$ 478,524	–	$ 3,900,000	–	$ 5,189,502
EVP, Office of the Chief	2007	$ 713,200	–	$ 527,268	–	$ 2,850,000	$ 28,531	$ 4,118,999
Executive; Chairman of Marvel Studios	2006	$ 613,200	–	$ 1,905,864	$ 1,428,859	$ 1,300,000	–	$ 5,247,923
John Turitzin	2008	$ 612,000	–	$ 455,640	–	$ 438,000	–	$ 1,505,640
EVP, Office of the Chief	2007	$ 612,000	–	$ 439,623	$ 38,589	$ 300,000	–	$ 1,390,212
Executive; General Counsel	2006	$ 550,462	–	$ 442,770	$ 260,833	$ 269,231	–	$ 1,523,296
Simon Philips (3) President, Worldwide Consumer Products; CEO, Marvel Animation	2008	$ 418,325	$ 349,012	$ 196,328	–	$ 188,968	–	$ 1,152,633

(1) Figures in Column (c) include amounts formerly known as "car allowance," which are not considered in calculating percentage bonuses, raises or severance pay. These amounts are as follows, in each year shown: For Mr. Perlmutter, $0; for Mr. West, $12,000; for Mr. Maisel, $13,200; for Mr. Turitzin, $12,000; and for Mr. Philips, $14,250. See "Compensation Discussion and Analysis: Salary," above.

(2) The 2008 amounts shown in Column (e) are FAS 123(R) expenses recognized with respect to stock awards made from 2006 through 2008, without regard to estimated forfeitures. The grant date fair value for each share of stock awarded, computed in accordance with FAS 123(R), is equal to 100% of the stock's per-share closing price on the trading day immediately preceding the grant date. A portion of the expense for Mr. Perlmutter's February 12, 2008 incentive award is included in this amount, although in February 2009 the Compensation Committee amended the award to provide that the award would be settled by the issuance of stock options rather than restricted stock.

(3) Mr. Philips became an executive officer on October 23, 2008. Mr. Philips is based on London and is paid in pounds sterling. The figures for Mr. Philips in Columns (c) and (g), and $99,012 in Column (d) (representing bonus advances), are converted to U.S. dollars using the average monthly exchange rate during 2008 (approximately $1.86 per pound). In Column (d), $250,000, which represents a one-time payment to Mr. Philips in connection with his signing a new employment agreement in December 2008, is converted to U.S. dollars using the rate in effect when the payment amount was determined (approximately $1.53 per pound).

Grants of Plan-Based Awards Table – 2008

The following table shows information concerning grants of plan-based awards to the named executive officers during 2008.

		Estimated future payouts under non-equity incentive plan awards [1]			Estimated future payouts under equity incentive plan awards [2]			(i) Grant date fair value of stock and option awards
(a) Name	(b) Grant Date	(c) Threshold	(d) Target	(e) Maximum	(f) Threshold	(g) Target	(h) Maximum	
Isaac Perlmutter	2/12/2008	–	–	–	[3]	$ 4,300,000	$ 4,300,000	$ 4,300,000
Kenneth P. West	1/7/2008	[3]	$ 212,500	$ 310,250	–	–	–	–
David Maisel	1/7/08	[3]	$ 400,000	$ 584,000	–	–	–	–
	1/7/08	–	–	–	–	27,690	27,690	$ 667,329
	3/18/08	–	$ 3,000,000	$ 3,000,000	–	–	–	–
	3/18/08	–	$ 500,000	$ 500,000	–	–	–	–
	3/18/08	–	$ 500,000	$ 500,000	–	–	–	–
	4/21/08	–	$ 2,662,426	$ 2,662,426	–	–	–	–
	4/21/08	–	$ 2,662,426	$ 2,662,426	–	–	–	–
John Turitzin	1/7/08	[3]	$ 300,000	$ 438,000	–	–	–	–
	1/7/08	–	–	–	–	23,734	23,734	$ 571,989
Simon Philips [4]	1/7/08	[3]	$ 202,038	$ 294,975	–	–	–	–
	1/7/08	–	–	–	–	7,417	7,417	$ 178,750

(1) All non-equity incentive plan awards shown were cash awards made under Marvel's 2005 Cash Incentive Compensation Plan.

(2) All equity incentive plan awards shown were made under Marvel's 2005 Stock Incentive Plan. Mr. Perlmutter's 2/12/2008 award provided for a stock issuance to be made in 2009 if Marvel's 2008 operating income reached a specified level. The issuance, if any, was to be of stock worth up to $4.3 million at issuance, depending on the level of our 2008 operating income, with the issuance to take place on March 2, 2009. In February 2009, the Compensation Committee decided to issue options instead of stock under this award. See the narrative disclosure below. Mr. Perlmutter's estimated future payouts are expressed in dollars in Columns (g) and (h). All other equity incentive plan awards shown were awards of restricted stock whose estimated future payouts are expressed in number of shares in Columns (g) and (h).

(3) Under the terms of these awards, achievement of the threshold performance level ($175 million of operating income excluding film-production operations; see narrative disclosure below) would result in a zero payout. Achievement of the next higher specified performance level ($200 million of operating income excluding film-production operations) would result in a payout at 100% of the target level. Performance between the threshold performance level and the next higher performance level would result in an interpolated payout between 0% and 100% of the target payout level.

(4) The figures for Mr. Philips in Columns (d) and (e) of this table are converted to U.S. dollars using the average monthly exchange rate during 2008 (approximately $1.86 per pound). The target and maximum award amounts were reducible, and final award payout ultimately was reduced, by the amount advanced to Mr. Philips during 2008, or $99,012.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Salary. We pay salary to our United States employees on the basis of a 52-week year, in bi-weekly increments (Mr. Philips, in the UK, is paid monthly). Our Summary Compensation Table shows 2008 salary on that basis (that is, for 52 weeks, or 364 days), even though the pay days for 54 weeks of service fell during that year. (That is, payment was received in 2008 for all of 2008 and almost two weeks at the end of 2007.) Bonuses for 2008 were calculated on the basis of a 52-week year rather than on salary payments received in 2008.

Non-Equity Incentive Plan Compensation. Our non-equity incentive plan awards made on January 7, 2008 were performance-based cash bonus awards correlated to operating income as shown below. In the case of each named executive officer, the target bonus amount was half of 2008 salary (not including the component of salary formerly called car allowance; see Footnote 1 to the Summary Compensation Table).

2008 Operating Income, Excluding Film-Production Operations (in millions)	Percentage of Target Bonus Payable
$ 175	0%
$ 200	100%
$ 240	146%

Our 2008 operating income excluding film-production operations was $265 million (before adjusting upward to remove the effect of bonuses in excess of target), and bonuses were therefore payable under the plan at 146% of target. Messrs. West and Turitzin were each paid a 2008 bonus at 146% of target. The Compensation Committee exercised its downward discretion with respect to Mr. Philips and Mr. Maisel and paid them 2008 bonuses at, respectively, 142.5% and 100% of target, based on the structure and amount of other elements of their compensation and not based on their comparative performance. Mr. Perlmutter was not eligible to receive a bonus under this plan. Mr. Philips received $99,012 during 2008 as an advance against his 2008 bonus; that amount is shown in Column (d), rather than Column (g), of the Summary Compensation Table. See "Compensation Discussion and Analysis: Annual Bonus," above.

Non-equity incentive plan compensation shown on our Summary Compensation Table also includes $3.5 million received by Mr. Maisel with respect to 2008. This amount includes (i) $2.5 million received in early 2009 under a January 10, 2007 award, (ii) $500,000 received in 2008 under a March 18, 2008 award and (iii) $500,000 received in 2008 under another March 18, 2008 award. Mr. Maisel will not receive any payment under the award made to him on March 18, 2008 with a target payment of $3 million. See "Compensation Discussion and Analysis: Special Cash Bonus Awards," above.

Bonus. Of the payments shown under the "Bonus" column of our Summary Compensation Table, $250,000 was made to Mr. Philips in connection with his signing a new employment agreement in 2008 and $99,012 was made to Mr. Philips as an advance against his 2008 performance-based bonus. The remainder of Mr. Philips's 2008 performance-based bonus payment is shown under the "Non-equity Incentive Plan Compensation" column of our Summary Compensation Table. See "Compensation Discussion and Analysis: Bonuses paid at the discretion of the Compensation Committee," above.

Equity Awards. Mr. Perlmutter's February 12, 2008 award provided for a target issuance, to be made on March 2, 2009, of $4.3 million in restricted stock. The portion of the target to be issued, if any, was to be determined by the same formula as used for cash bonuses, described above, except that no more than 100% of target could be issuable. In February 2009, the Compensation Committee amended the award so that instead of $4.3 million in stock being issuable on March 2, 2009, $4.3 million in stock options would be issuable on March 2, 2009. The Black-Scholes value of the options was $8.36 each at grant, so a total of 514,354 options were issued to Mr. Perlmutter on March 2, 2009. The exercise price of the options is $25.86 per share, which was the closing price of Marvel's stock on the trading day immediately preceding March 2, 2009. The options are scheduled to vest over three years, one-third each year starting in March 2010. They expire on March 2, 2013.

All other equity awards made to the named executive officers in 2008 were grants of restricted stock issued under Marvel's 2005 Stock Incentive Plan. The vesting of the stock was conditioned on our 2008 operating income (excluding film-production operations) being at least $175 million, a performance goal that was achieved. The shares' vesting schedule, subject to continued service, is one-quarter each year starting in March 2009.

Employment Agreements. Marvel is party to employment agreements with each of the named executive officers. The material terms of those agreements are described immediately below, in the Compensation Discussion and Analysis above and in "Potential Payments upon Termination or Change in Control," below.

Mr. Perlmutter's employment agreement expires on March 23, 2013. Mr. West's employment agreement expires on May 31, 2009. Mr. Maisel's employment agreement expires on December 31, 2010. Mr. Turitzin's employment agreement expires on March 31, 2010. Mr. Philips's employment agreement expires on December 31, 2010. Each named executive officer's employment agreement contains provisions concerning confidentiality, non-competition and non-solicitation, all intended to protect Marvel's business.

Outstanding Equity Awards at December 31, 2008 Table

The following table shows information concerning grants of outstanding equity awards held by the named executive officers on December 31, 2008.

(a) Name	(b) Number of securities underlying unexercised options – exercisable	(c) Number of securities underlying unexercised options – unexercisable	(d) Option exercise price	(e) Option expiration date	(f) Number of shares or units of stock that have not vested[(1)]	(g) Market value of shares or units of stock that have not vested[(1)]
Isaac Perlmutter					139,837	$ 4,300,000
					170,974	$ 5,257,451
					117,187	$ 3,603,500
					427,998	$ 13,160,951
	166,667	–	$ 25.00	5/4/2009		
	166,666	–	$ 30.00	5/4/2009		
	166,667	–	$ 35.00	5/4/2009		
	500,000	–				
Kenneth P. West	55,000	–	$ 3.73	5/28/2012		
	30,000	–	$ 5.53	12/10/2012		
	85,000	–				
					5,541	$ 170,386
					4,895	$ 150,521
					10,436	$ 320,907
David Maisel	175,000	–	$ 17.32	12/11/2010		
					27,690	$ 851,468
					16,741	$ 514,786
					15,384	$ 473,058
					59,815	$ 1,839,312
John Turitzin					23,734	$ 729,820
					16,741	$ 514,786
					15,384	$ 473,058
					55,859	$ 1,717,664
Simon Philips					7,417	$ 228,073
					4,220	$ 129,765
					5,000	$ 153,750
					16,637	$ 511,588

(1) Mr. Perlmutter's 139,837 shares shown in Column (f) and their value shown in Column (g) represent an award made on February 12, 2008 that provided for a stock issuance to be made on March 2, 2009 if Marvel's 2008 operating income exceeded a specified target level. This performance goal was met, so $4.3 million was to be the value of the stock at issuance (see narrative disclosure above). The number of shares shown (139,837) is based on Marvel's stock price at December 31, 2008, or $30.75 per share. In February 2009, the Compensation Committee amended the award so that instead of $4.3 million in stock being issuable on March 2, 2009, $4.3 million in stock options would be issuable on March 2, 2009. The Black-Scholes value of the options was $8.36 each at grant, so a total of 514,354 options were issued to Mr. Perlmutter on March 2, 2009. The exercise price of the options is $25.86 per share, which was the closing price of Marvel's stock on the trading day immediately preceding March 2, 2009. The options are scheduled to vest over three years, one-third each year starting in March 2010; they expire on March 2, 2013.

For all other shares and values shown in Columns (f) and (g), figures are based on Marvel's stock price at December 31, 2008, or $30.75 per share, and the vesting dates are as follows:

1. Mr. Perlmutter's 170,974 shares, Mr. Maisel's 27,690 shares, Mr. Turitzin's 23,734 shares and Mr. Philips's 7,417 shares (all issued in 2008):
   25% vested on March 2, 2009,
   25% scheduled to vest on March 2, 2010,
   25% scheduled to vest on March 2, 2011 and
   25% scheduled to vest on March 2, 2012.

2. Mr. Perlmutter's 117,187 shares, Mr. West's 5,541 shares, Mr. Maisel's 16,741 shares, Mr. Turitzin's 16,741 shares and Mr. Philips's 4,220 shares (all issued in 2007):
   33.3% vested on March 2, 2009,
   33.3% scheduled to vest on March 2, 2010 and
   33.3% scheduled to vest on March 2, 2011.

3. Mr. West's 4,895 shares, Mr. Maisel's 15,384 shares, Mr. Turitzin's 15,384 shares and Mr. Philips's 5,000 shares (all issued in 2006): 100% vested on January 4, 2009.

Vesting of all options and stock described above is subject to acceleration upon a change in control of Marvel and upon death or disability, and can accelerate or continue after certain cases of termination. See "Potential Payments upon Termination or Change in Control."

Option Exercises and Stock Vested Table – 2008

The following table shows information concerning the named executive officers' option exercises and stock vested in 2008.

	Option Awards		Stock Awards	
(a) Name	(b) Number of Shares Acquired on Exercise	(c) Value Realized Upon Exercise	(d) Number of Shares Acquired on Vesting	(e) Value Realized on Vesting[(1)]
Isaac Perlmutter	–	–	39,063	$ 982,434
Kenneth P. West	10,000	$ 247,700	1,847	$ 46,452
	–	–	4,896	$ 126,170
	–	–	3,658	$ 94,267
David Maisel	–	–	5,580	$ 140,337
	–	–	15,385	$ 396,471
	–	–	14,192	$ 365,728
John Turitzin	58,000	$ 761,691	5,580	$ 140,337
	17,000	$ 195,840	15,385	$ 396,471
	–	–	9,756	$ 251,412
Simon Philips	–	–	1,407	$ 35,386
	–	–	5,000	$ 128,850

(1) These amounts equal the number of shares in Column (d) multiplied by the stock's per-share closing price on the trading day immediately preceding the shares' vesting date.

Nonqualified Deferred Compensation Table – 2008

At our request, two of our named executive officers, Mr. Maisel and Mr. Turitzin, agreed to defer their receipt of certain shares of restricted stock that were to vest in 2007, in order that the vesting of the restricted stock would not result in our paying non-deductible compensation under Code Section 162(m). The officers agreed to exchange the restricted stock for an equivalent number of stock units. Upon vesting of the stock units in 2007, the delivery of shares in settlement was deferred. This deferral extends until the year (or years) in which we can distribute shares in settlement of the stock units without loss of tax deductibility, which would include upon any termination of the named executive officer's employment. In November 2008, we distributed shares in settlement of all 3,500 of Mr. Turitzin's stock units and 5,034 of Mr. Maisel's 41,000 stock units.

(a) Name	(b) Executive Contributions in 2008	(c) Registrant Contributions in 2008	(d) Aggregate Earnings in 2008[1]	(e) Aggregate Withdrawals/ Distributions	(f) Aggregate Balance at 12/31/08[2]
Isaac Perlmutter	–	–	–	–	–
Kenneth P. West	–	–	–	–	–
David Maisel	–	–	$ 169,164	$ 158,319	$ 1,105,955
John Turitzin	–	–	$ 16,590	$ 110,075	–
Simon Philips	–	–	–	–	–

(1) These figures represent the increase during 2008 in the value of shares deliverable in settlement of the stock units.

(2) This figure represents the market value of shares deliverable in the future to settle the deferred stock units. Market value is based on the closing market price of our common stock on December 31, 2008, or $30.75 per share. The amount shown in Column (f) relates to 35,966 stock units. Of the $690,120 recorded as expense with respect to the stock award that resulted in those units, $383,400 is reflected in Column (e) of the Summary Compensation Table on page 24 above and the remainder was recorded as expense prior to 2006.

Potential Payments upon Termination or Change in Control

Our employment agreements with the named executive officers generally provide for payments and benefits to the executive upon termination by us (actual or constructive) other than for "cause" and additional payments and benefits if the termination occurs within a year after a change in control. The agreements also provide for payments and benefits where employment ends because of death or disability.

"Cause" refers to serious breaches of an executive's duties and is rarely invoked. Constructive termination means an officer's resigning with "good reason," which is generally defined in our employment agreements to result from the following events, if without the executive's consent:

- a substantial and adverse diminishment of the officer's duties or responsibilities;
- a change in geographic location of the officer's place of employment; or
- a material breach of the agreement by Marvel.

Additionally, Mr. West would have "good reason" to resign if we distributed financial statements to any third party where we knew that he, with our auditors' concurrence, objected to the statements on the basis that they were not in conformity with generally accepted accounting principles and where we failed to note his objections in the statements themselves.

If an event occurs that would give rise to "good reason," the executive is required to give us notice and an opportunity to cure the problem.

The following pages show potential payments upon a termination without cause, first absent a change in control and then upon a change in control. Other scenarios in which termination benefits would be provided are described below on this page.

Death or Disability

Upon death or disability, each named executive officer other than Mr. Perlmutter would receive any earned but unpaid bonus, a pro rata bonus for the final year of employment (based on achievements for that year), and accelerated vesting of equity grants; under Mr. Perlmutter's March 2009 agreement he would receive those benefits and reimbursement of COBRA payments, but under his employment agreement in effect throughout 2008 he would have received only accelerated vesting of equity grants. If those events had happened on December 31, 2008, the amounts involved (including the in-the-money value of unvested equity awards based on the December 31, 2008 share price of $30.75), using the assumptions in the tables below, would have been as follows:

- $ 8,860,951 for Mr. Perlmutter
- $ 631,157 for Mr. West
- $ 4,739,312 for Mr. Maisel
- $ 2,155,664 for Mr. Turitzin
- $ 806,563 for Mr. Philips

Termination (Actual or Constructive) Without Cause, Absent a Change in Control

In general, termination by us (actual or constructive) without cause on December 31, 2008 would have entitled Messrs. West, Maisel, Turitzin and Philips, under their employment agreements, to:

- continuing payments of base salary for the period described in footnote 1 below
- any earned and unpaid bonus for the previously completed year
- a pro-rata bonus for the year in which termination occurs, based on achievements for that year (in Mr. Maisel's case, bonuses would be owed through the December 2010 expiration of his employment agreement as if he were still employed)
- continued vesting of equity grants (subject to performance goals' being met) for as long as the right to salary continuation lasts, and reimbursement of medical insurance payments for that same period (or, in Mr. Maisel's case, through December 2010).

Mr. Perlmutter's employment agreement in effect throughout 2008 did not provide for any payment upon termination. His new agreement, signed in March 2009, entitles him upon a not-for-cause termination by us (actual or constructive) to three years of payment at an annual rate equal to the sum of (1) his salary and (2) an amount equal to the average value of his two most recent annual incentive bonuses. The new agreement also entitles Mr. Perlmutter in those circumstances to receive the following: any earned and unpaid bonus for the previously completed year; a pro-rata bonus for the year in which termination occurs, based on achievements for that year; reimbursement of COBRA payments (less the amount he would have contributed as an employee) until the earlier of his becoming eligible for benefits under a new plan or the expiration of the maximum eligibility period for continuation coverage under COBRA; and immediate vesting, subject to the achievement of any applicable performance goals, of his incentive awards.

The following table shows the estimated payments that would have been made to the named executive officers upon a termination (actual or constructive) of employment other than for cause, absent a change in control, assuming that the termination occurred on December 31, 2008.

Name	Cash Severance[(1)]	Pro-Rata Bonus	Option Awards	Stock Awards[(2)]	Other[(3)]	Group & Health Benefits[(4)]	Total
Isaac Perlmutter	–	–	–	–	–	–	–
Kenneth P. West	$ 425,000	$ 310,250	–	$ 207,317	–	$ 2,706	$ 945,273
David Maisel	$ 2,000,000	$ 400,000	–	$ 1,241,993	$ 8,824,852	$ 1,576	$ 12,468,421
John Turitzin	$ 300,000	$ 438,000	–	$ 827,144	–	$ 2,796	$ 1,567,940
Simon Philips	$ 259,449	$ 417,705	–	$ 254,026	–	$ 2,453	$ 933,633

(1) These salary continuation amounts would be paid bi-weekly for 12 months in the case of Mr. West, through December 31, 2010 in the case of Mr. Maisel and for six months in the case of Mr. Turitzin, and would stop in the event of new employment or self-employment. Mr. Philips's agreement would provide for him to receive six months' notice prior to the termination, and those six months are treated in the table as salary continuation for the first half of 2009. Amounts payable to Mr. Philips with respect to 2009 are converted to U.S. dollars using the December 31, 2008 exchange rate (approximately $1.45 per pound); 2008 amounts are as in the tables above. The amounts shown are gross amounts and not present-valued amounts.

(2) These amounts represent the value (at the December 31, 2008 stock price) of stock awards scheduled to vest during the applicable period of salary continuation or notice (see footnote 1 above), and assuming that the officer did not begin new employment or self-employment in that time. If the officer begins new employment or self-employment, vesting ceases and unvested stock is forfeited.

(3) This amount includes a bonus of $2,662,426 for each of 2009 and 2010 (see "Compensation Discussion and Analysis: Special Cash Bonus Awards"); an annual bonus of $500,000, subject to the achievement of performance goals, for each of 2009 and 2010; and a payment of $2.5 million under a film-related bonus award from 2007.

(4) For Messrs. West, Maisel and Turitzin, these amounts represent COBRA payments to be reimbursed, assuming that we would make those payments for the period of salary continuation. We may end those payments earlier if the officer becomes covered under a new medical insurance plan. For Mr. Philips, the amount represents health benefits to be provided for six months. The amounts shown are gross amounts and not present-valued amounts.

Termination (Actual or Constructive) Without Cause, Upon a Change in Control

In general, termination (actual or constructive) without cause on December 31, 2008 within one year after a change in control would have entitled Messrs. West, Maisel and Turitzin, under their employment agreements, to:

- two times the sum of their then-current base salary and the average of the two most recent annual bonuses paid, to be paid in a lump sum within 30 days
- any earned and unpaid bonus for the previously completed year
- a pro-rata bonus for the year in which termination occurs, based on achievements for that year (in Mr. Maisel's case, bonuses would be owed through the December 2010 expiration of his employment agreement as if he were still employed)
- immediate vesting of all equity grants
- reimbursement of COBRA payments for 12 months (in Mr. Maisel's case, through December 2010) or until the officer becomes eligible for benefits under a new plan
- a gross-up of any excise taxes owed by the officer on "excess parachute payments" from Marvel under Section 4999 of the Internal Revenue Code (i.e., a payment by us of any such excise taxes owed and of additional income taxes resulting from the gross-up payment).

The only effect of a change of control on Mr. Philips's not-for-cause termination entitlements is to cause the immediate vesting of all of his outstanding equity grants.

Mr. Perlmutter's employment agreement in effect throughout 2008 did not provide for any entitlements upon a change-in-control termination other than vesting in full of his equity grants (as is the case for Marvel employees in general). His new agreement, signed in March 2009, provides that upon an actual not-for-cause termination within 90 days before or within 12 months after a change in control, or upon a constructive not-for-cause termination within 90 days after a change in control, Mr. Perlmutter will be entitled to an immediate lump sum payment in an amount equal to three times the sum of (1) his salary and (2) an amount equal to the average value of his two most recent annual incentive bonuses. The new agreement also entitles Mr. Perlmutter in those circumstances to receive the following: any earned and unpaid bonus for the previously completed year, paid as a lump sum; a pro-rata bonus for the year in which termination occurs, based on achievements for that year, payable by March 15 of the following year; immediate vesting of his incentive awards; a lump sum in an amount equal to his COBRA payments (less the amount he would have contributed as an employee) through the expiration of the maximum eligibility period for continuation coverage under COBRA; and a gross-up of any excise taxes owed on excess parachute payments.

A "change in control" under the applicable agreements would occur if any person or group (other than Mr. Perlmutter and his affiliates) became the owner of substantially all of Marvel's assets or more than half of its stock, or if Marvel were a party to any merger, consolidation or similar transaction as a result of which its stockholders immediately prior to the transaction owned less than half of the surviving entity.

The following table shows the estimated payments that would have been made to the named executive officers upon a termination (actual or constructive) of employment other than for cause, assuming that the termination had occurred on December 31, 2008, immediately after a change in control that day. In the absence of termination, a change in control would cause the named executive officers' equity awards to vest (as shown in Column (d) below) but would confer no other benefit.

(a) Name	(b) Cash Payment[1]	(c) Pro-Rata Bonus	(d) Stock Awards[2]	(e) Other[3]	(f) Group & Health Benefits[4]	(g) Tax Gross-Up[5]	(h) Total
Isaac Perlmutter	–	–	$ 8,860,951	–	–	–	$ 8,860,951
Kenneth P. West	$ 1,218,692	$ 310,250	$ 320,907	–	$ 2,706	–	$ 1,852,555
David Maisel	$ 2,250,000	$ 400,000	$ 1,839,312	$ 8,824,852	$ 1,576	$ 5,312,931	$ 18,628,671
John Turitzin	$ 1,769,231	$ 438,000	$ 1,717,664	–	$ 5,591	$ 1,396,091	$ 5,326,577
Simon Philips[6]	$ 259,449	$ 417,705	$ 511,588	–	$ 2,453	–	$ 1,191,195

---

(1) In Mr. Philips's case, this amount would be paid monthly over six months (see Note 6 below) and is shown as a gross amounts rather than a present-valued amount. In the cases of Messrs. West, Maisel and Turitzin, these amounts would be paid in a lump sum within 30 days of the change in control and represent a cash payment equal to two times the sum of (i) base salary and (ii) the average of the two most recent annual bonuses paid (for 2006 and 2007).

(2) These amounts represent the value of stock awards that would vest upon the change in control, using the stock's market price at December 31, 2008. No unvested options were held by any of the named executive officers on December 31, 2008.

(3) This amount includes a bonus of $2,662,426 for each of 2009 and 2010 (see "Compensation Discussion and Analysis: Special Cash Bonus Awards"); an annual bonus of $500,000, subject to the achievement of performance goals, for each of 2009 and 2010; and a payment of $2.5 million under a film-related bonus award from 2007.

(4) For Messrs. West, Maisel and Turitzin, these amounts represent COBRA payments to be reimbursed, assuming that we would make those payments for twelve months (or, in Mr. Maisel's case, through December 2010). We may end those payments earlier if the officer becomes covered under a new medical insurance plan. For Mr. Philips, the amount represents health benefits to be provided for six months. The amounts shown are gross amounts and not present-valued amounts.

(5) This amount represents a gross-up of excise taxes owed with respect to any of the termination payments we make that are deemed to be "excess parachute payments" under Section 4999 of the Internal Revenue Code. This amount, together with the excess parachute payments themselves, would be non-deductible by us.

(6) Amounts payable to Mr. Philips with respect to 2009 are converted to U.S. dollars using the December 31, 2008 exchange rate (approximately $1.45 per pound); 2008 amounts are as in the tables above.

Transactions with Related Persons, Promoters and Certain Control Persons

In 2007, Marvel adopted a policy (ratified in writing by the Audit Committee) stating that transactions between Marvel and "related persons" (as defined in the Securities and Exchange Commission regulations) are to be reviewed by the chairman of the Audit Committee. The Chairman of the Audit Committee will then make any recommendations to the Board of Directors that he considers appropriate in light of the circumstances.

We are a party to three registration rights agreements (two from 1998 and one from 2001) with Mr. Perlmutter and some of his affiliates. Under the terms of each of the agreements, we agreed to file a shelf registration statement under the Securities Act of 1933, as amended, registering the resale of all shares of common stock owned by the stockholder parties as of the date of the agreement. The registration rights agreements also give the stockholder parties piggyback registration rights with respect to underwritten public offerings of equity securities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Marvel's common stock by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding shares of Marvel's common stock; (ii) each of our directors; (iii) each of the named executive officers; and (iv) all of our current executive officers and directors as a group. Except as noted, stock ownership information is as of March 9, 2009, the record date for our 2009 annual meeting. All percentages are based on 78,424,691 shares of common stock outstanding on March 9, 2009. Unless otherwise indicated, the indicated beneficial owner has sole voting and sole dispositive power over the shares. Unless otherwise noted, the address of the beneficial owner is in care of Marvel.

Five Percent Stockholders, Directors and Executive Officers	Shares Beneficially Owned	Percentage Owned
Artisan Partners Limited Partnership (1) 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	4,016,510	5.12%
James W. Breyer	115,700	*
Laurence N. Charney	9,000	*
F. Peter Cuneo	9,000	*
Sid Ganis (2)	83,000	*
James F. Halpin (3)	206,250	*
Morton E. Handel (4)	86,500	*
David Maisel (5)	402,720	*
Isaac Perlmutter (6)	29,366,636	37.21%
Simon Philips	16,776	*
Richard L. Solar (7)	110,500	*
John Turitzin	126,727	*
Kenneth P. West (8)	109,914	*
All current executive officers and directors as a group (13 persons) (9)	30,685,905	38.64%

* Less than 1%

(1) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009. As reported in that Schedule: (i) Artisan Partners Limited Partnership has shared voting power over 3,834,310 shares and shared dispositive power over 4,016,510 shares of common stock; (ii) Artisan Investment Corporation has shared voting power over 3,834,310 shares and shared dispositive power over 4,016,510 shares of common stock; (iii) ZFIC, Inc. has shared voting power over 3,834,310 shares and shared dispositive power over 4,016,510 shares of common stock; (iv) Andrew A. Ziegler has shared voting power over 3,834,310 and shared dispositive power over 4,016,510 shares of common stock; (v) Carlene M. Ziegler has shared voting power over 3,834,310 and shared dispositive power over 4,016,510 shares of common stock; and (vi) Artisan Funds, Inc. has shared voting power over 2,577,500 shares and shared dispositive power over 2,577,500 shares of common stock.

(2) For Mr. Ganis: Figure includes 72,000 shares of common stock in respect of stock options granted pursuant to the 1998 Stock Incentive Plan that are immediately exercisable.

(3) For Mr. Halpin: Figure includes 37,500 shares of common stock in respect of stock options granted pursuant to the 1998 Stock Incentive Plan that are immediately exercisable. Figures include 10,000 shares owned by Mr. Halpin's wife.

(4) For Mr. Handel: Figure includes 37,500 shares of common stock in respect of stock options granted pursuant to the 1998 Stock Incentive Plan that are immediately exercisable.

(5) For Mr. Maisel: Figure includes 175,000 shares of common stock in respect of stock options granted pursuant to the 1998 Stock Incentive Plan that are immediately exercisable. Figure includes 35,966 shares of common stock that are issuable upon the settlement of stock units.

(6) Mr. Perlmutter may be deemed to possess the power to vote and dispose of an aggregate amount of 29,366,636 shares of common stock, consisting of:

(i) 206,635 shares directly owned by Mr. Perlmutter;
(ii) 500,000 shares underlying stock options held by Mr. Perlmutter that are immediately exercisable;
(iii) 10,342,956 shares directly owned by the Isaac Perlmutter Trust 01/28/1993, a Florida revocable trust of which Mr. Perlmutter is a trustee and the sole beneficiary ("the Perlmutter Trust"); and
(iv) 18,317,325 shares owned indirectly by the Perlmutter Trust through its sole ownership of Object Trading Corp. (which directly owns 14,622,680 of those shares) and Zib Inc. (which directly owns 3,694,645 of those shares).

In addition, as of the date of the table, Mr. Perlmutter holds options granted on March 2, 2009 for the purchase of 514,534 shares of Marvel stock. One-third of these options are scheduled to become exercisable on each of March 2, 2010, March 2, 2011, and March 2, 2012.

(7) For Mr. Solar: Figure includes 75,000 shares of common stock in respect of stock options granted pursuant to the 1998 Stock Incentive Plan that are immediately exercisable. Figure includes (i) 4,900 shares of common stock held by Mr. Solar's wife, as custodian for their daughter, (ii) 5,900 shares of common stock owned by his son, and (iii) 2,500 shares of common stock owned by his wife.

(8) For Mr. West: Figure includes 85,000 shares of common stock in respect of stock options granted pursuant to the 1998 Stock Incentive Plan that are immediately exercisable.

(9) Figure includes 982,000 shares of common stock in respect of stock options granted pursuant to the 1998 Stock Incentive Plan that are immediately exercisable. Figure includes 35,966 shares of common stock that are issuable upon the settlement of stock units.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under Marvel's equity compensation plan.

Equity Compensation Plan Information as of December 31, 2008

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options and rights	(b) Weighted average exercise price of outstanding options and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Equity compensation plans approved by security holders	1,134,018	$ 20.01	5,860,020
Equity compensation plans not approved by security holders	–	N.A.	–
Total	1,134,018	$ 20.01	5,860,020

(1) All of these are available for grants of restricted stock, restricted stock units and other full-value awards, as well as for grants of stock options and stock appreciation rights.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires Marvel's officers and directors, and persons who own more than 10% of a registered class of Marvel's equity securities ("10% Stockholders"), to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. Officers, directors and 10% Stockholders are required to furnish Marvel with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they were not required to file such forms, we believe that all of our officers, directors and 10% Stockholders during the fiscal year ended December 31, 2008 complied, during that year, with all Section 16(a) filing requirements applicable to them.

STOCKHOLDER PROPOSALS

Any stockholder who wishes to submit a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in our proxy statement and proxy card for our 2010 annual meeting of stockholders must submit the proposal to our corporate secretary at 417 Fifth Avenue, New York, New York 10016, no later than November 25, 2009. In addition, any stockholder who wishes to bring business (including director nominations) before our 2010 annual meeting of stockholders must comply with our by-laws, which currently require that written notice of such business be provided to our secretary no earlier than January 5, 2010 and no later than February 4, 2010. For additional requirements, stockholders should refer to our by-laws, Section 2.6, "Notice of Stockholder Business and Nominations," a current copy of which may be obtained from our secretary. If we do not receive timely notice pursuant to our by-laws, any proposal may be excluded from consideration at the meeting, regardless of any earlier notice provided in accordance with Rule 14a-8.

OTHER BUSINESS

The Board of Directors is not aware of any matters other than those set forth in this proxy statement that will be presented for action at the annual meeting. If any matters properly come before the meeting, the persons named as proxies intend to vote the shares of common stock they represent in accordance with their best judgment.

ADDITIONAL INFORMATION

Marvel will make available a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 27, 2009, without charge, upon written request to: Corporate Secretary, Marvel Entertainment, Inc., 417 Fifth Avenue, New York, New York 10016. Each person making such a request must make a good-faith representation that, as of the record date, March 9, 2009, such person was a beneficial owner of shares of common stock entitled to vote at the annual meeting.

In order to ensure timely delivery of documents prior to the annual meeting, any request should be received by Marvel promptly.

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DIRECTORS AND EXECUTIVE OFFICERS OF MARVEL ENTERTAINMENT, INC.

DIRECTORS

Morton E. Handel
Chairman of the Board of Directors

James W. Breyer
Partner of Accel Partners

Laurence N. Charney
Former Partner of Ernst & Young LLP

F. Peter Cuneo
Vice Chairman of the Board of Directors and former President and Chief Executive Officer

Sid Ganis
President and Managing Director of Out of the Blue Entertainment; President of the Academy of Motion Picture Arts and Sciences

Richard L. Solar
Former Senior Vice President, Director and Chief Financial Officer of Gerber Childrenswear, Inc.

Isaac Perlmutter
Vice Chairman of the Board of Directors and Chief Executive Officer

James F. Halpin
Former President and Chief Executive Officer, CompUSA, Inc.

EXECUTIVE OFFICERS

Isaac Perlmutter
Chief Executive Officer and Vice Chairman of the Board of Directors

Alan Fine
Chief Executive Officer of the Publishing Division; Executive Vice President and Chief Marketing Officer of Marvel Characters B.V.

David Maisel
Executive Vice President, Office of the Chief Executive and Chairman of Marvel Studios

Simon Philips
President, Worldwide Consumer Products and Chief Executive Officer of the Animation Division

John Turitzin
Executive Vice President, Office of the Chief Executive and General Counsel

Kenneth P. West
Executive Vice President and Chief Financial Officer

OTHER COMPANY INFORMATION:

Executive Offices:
417 Fifth Avenue
New York, New York 10016

Transfer Agent and Registrar:
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038

Independent Auditors:
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been signed by Marvel's chief executive officer and chief financial officer and filed as exhibits to Marvel's Annual Report on Form 10-K.